Follow-Up Materials

06015177

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hornbach Baumarkt AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

FILE NO. 82- 3729 FISCAL YEAR 2-28-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 7/14/06

Annual Report
HORNBACH-BAUMARKT-AG GROUP
2005 2006

AR/S
2-28-06



HORNBACH
Es gibt immer was zu tun.

Consolidated Balance Sheet Structure

€ million



ASSETS
1,274
1,286
1,286
1,274
EQUITY AND LIABILITIES
Cash and cash equivalents
143/72
Inventories, accounts receivable
and other assets
480/584
Long-term assets
651/629
Short-term liabilities
394/315
Long-term liabilities
477/561
Shareholders' equity
415/399
2.28.2005
2.28.2006
2.28.2006
2.28.2005
(Rounded up to nearest € million)


Earnings before interest, taxes, depreciation and amortization (EBITDA)
01/02
02/03
03/04
04/05
05/06
Financial Year
0
20
40
60
80
100
120
140
160
€ million


Earnings before taxes
01/02
02/03
03/04
04/05
05/06
Financial Year
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
€ million

Key Group, Financial and Operating Information

Amounts shown in € million unless otherwise stated	Change in 2005/2006 financial year on previous year			IFRS					HGB		
		2005/2006	2004/2005	2003/2004	2002/2003	2001/2002	2000/2001	1999/2000	1998/1999	1997/1998	1996/1997
Sales and earnings figures 1)											
Net sales	6.7%	2,234	2,094	1,923	1,628	1,439	1,314	1,190	1,046	961	835
of which in other European countries	14.5%	788	688	611	424	317	266	213	140	68	29
Sales increase as % of net sales		6.7	8.9	18.2	13.1	9.5	10.5	13.7	8.9	15.1	12.1
EBITDA 3)	-10.3%	137	152	127	103	118	114	106	95	112	90
as % of net sales		6.1	7.3	6.6	6.4	8.2	8.7	8.9	9.1	11.7	10.7
EBIT 2)	-22.9%	70	91	65	46	65	64	55	48	68	41
as % of net sales		3.1	4.3	3.4	2.8	4.5	4.2	4.0	4.0	6.2	4.3
Earnings before taxes and extraordinary result	-35.9%	44	68	44	25	46	42	36	33	52	30
as % of net sales		1.9	3.2	2.3	1.6	3.2	3.2	3.0	3.1	5.4	3.6
Net income for the year	-42.4%	25	43	28	14	30	23	15	31	33	11
as % of net sales		1.1	2.1	1.5	0.9	2.1	1.8	1.3	2.9	3.5	1.3
Gross margin as % of net sales		35.7	36.4	35.7	35.3	36.4	36.2	36.4	37.4	38.0	38.0
Store expenses as % of net sales 4)		29.5	28.8	28.6	28.9	29.1	28.5	28.9	29.3	28.2	30.1
Costs of central administration as % of net sales 4)		4.1	3.9	3.7	4.0	4.1	3.8	3.7	4.2	3.6	3.4
Pre-opening expenses as % of net sales 4)		0.5	0.5	0.6	1.1	0.6	0.7	1.0	1.2	1.2	1.8
Cash flow figures 1)											
Cash flow from operating activities	-86.8%	16	124	46	36	62	62	29	41	82	2
Payments for capital expenditure	56.6%	144	92	71	129	113	78	115	127	140	124
Proceeds from divestments		96	23	39	2	82	2	2	122	5	5
Earnings potential 5)	-79.6%	27	134	57	55	71	71	41	54	94	17
Earnings potential as % of net sales		1.2	6.4	3.0	3.4	4.9	5.4	3.5	5.1	9.7	2.1
Dividend payments	0.7%	13.2	13.1	13.1	13.1	13.1	13.0	13.0	13.0	13.0	13.0
Balance sheet and financial figures											
Total assets	1.0%	1,286	1,274	1,162	1,093	1,020	840	789	698	671	578
Long-term assets	-3.8%	612	635	638	664	589	465	480	420	377	326
Inventories	16.4%	496	426	425	363	323	278	262	208	178	149
Cash and cash equivalents	-49.4%	72	143	49	23	50	30	30	49	17	58
Shareholders' equity	4.2%	415	399	363	350	350	261	250	247	230	209
Shareholders' equity as % of total assets		32.3	31.3	31.3	32.0	34.3	31.0	31.7	35.5	34.3	36.2
Return on shareholders' equity in % based on net income for the year		6.1	11.4	7.9	4.1	8.6	8.3	6.9	5.2	10.5	7.2
Net working capital 6)	28.4%	407	317	306	240	232	221	176	134	181	108
Additions to long-term assets	59.0%	140	88	73	140	110	77	115	127	140	124
Inventory turnover frequency per year		3.1	3.1	3.1	3.1	3.0	3.2	3.2	3.4	3.7	3.9
Retail store data											
Number of stores		124	117	110	102	91	82	78	70	65	60
of which: in Germany		92	88	83	78	75	70	67	62	62	58
in other countries		32	29	27	24	16	12	11	8	3	2
Comparable store sales growth in %		0.5	1.5	5.2	1.5	1.4	2.5	3.2	-3.0	-1.4	-4.1
Sales area in m² (based on BHB)	10.1%	1,319,484	1,198,209	1,115,900	1,014,685	887,427	791,429	733,267	637,231	552,856	487,958
Weighted average net sales per m² in €	-2.4%	1,753	1,796	1,804	1,699	1,705	1,729	1,745	1,746	1,829	1,911
Average store size in m²	3.9%	10,641	10,241	10,145	9,948	9,752	9,652	9,401	9,103	8,505	8,133
Weighted average sales per store		18.7	18.4	18.3	16.9	16.6	16.7	16.4	15.9	15.6	15.5
Other information											
Employees – annual average – converted into full-time equivalents	6.8%	10,046	9,407	8,499	7,464	6,733	6,122	5,494	4,926	4,529	3,899
Sales per employee in € 000s	-0.1%	222	223	226	218	213	215	217	212	212	214
Number of shares		15,200,320	15,097,830	15,011,500	15,011,500	15,011,500	15,011,500	15,011,500	15,011,500	15,000,000	15,000,000
Earnings per share (undiluted) in € 7)	-43.1	1.64	2.88	1.86	0.96	1.99	1.42	1.15	0.83	1.54	1.01

1) Starting in the 2003/2004 financial year: other taxes (e.g. property tax) have been included under operating expenses
2) Earnings before interest and taxes
3) Earnings before interest, taxes, depreciation and amortization
4) Starting in the 2003/2004 financial year: excluding interest
5) Cash flow from operating activities, plus pre-opening expenses
6) Short-term assets less cash and cash equivalents less accounts payable
7) Prior to the 2001/2002 financial year: earnings based on DVFA/SG

Contents

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HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

HORNBACH Group reports good start to new financial year

Consolidated sales rise by 7.0 percent to Euro 696.7 million in first quarter of 2006/2007 / Double-digit earnings growth / CEO Albrecht Hornbach: "We are considerably outperforming our sector."

Bornheim, July 6, 2006. The HORNBACH Group, one of Europe's largest operators of DIY megastores with garden centers, has reported a pleasing start to its 2006/2007 financial year despite poor springtime weather conditions. Consolidated sales at the HORNBACH HOLDING AG Group rose by 7.0 percent in the first quarter (March to May 2006) to Euro 696.7 million (2005/2006: Euro 651.0m). "We are continuing to outperform our sector in the new financial year as well. More important than mere sales growth, however, is the fact that we are increasing our earnings power on a sustainable basis. We have raised our profitability significantly compared with the previous year. This provides clear proof that we are on the right track with our corporate strategy", commented Albrecht Hornbach, Chairman of the Board of Management at HORNBACH HOLDING AG.

The earnings of the HORNBACH Group showed even higher growth than sales. Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 14.1 percent to Euro 65.0 million (56.9). Earnings before interest and taxes (EBIT) rose by 17.0 percent at the overall Group to reach Euro 46.3 million (39.6). Consolidated earnings before taxes showed considerable growth of 26.3 percent to Euro 37.2 million (29.5). The consolidated net income increased by 18.8 percent to Euro 22.6 million (19.0).

Strong momentum provided by international business

Net sales at the HORNBACH-Baumarkt-AG subgroup, which operates 122 DIY megastores with garden centers in eight European countries (of which 90 in Germany), rose by 6.9 percent in the first quarter to Euro 659.4 million (616.7). The share of sales generated by the international stores rose by more than one percentage point compared with the equivalent period in the previous year to 35.5 percent. Like-for-like sales (excluding newly opened stores) improved by 1.4 percent across the Group and even by 6.6 percent at the international stores. The slight decline of 1.3 percent at the German stores is mainly due to the fact that fewer garden products were sold in March and April as a result of the prolonged winter. "The expected sales boom then arrived in May", remarked Hornbach.

Outlook: earnings set to rise more rapidly than sales

The HORNBACH Group expects its sales for the overall financial year to grow at a medium-level single-digit percentage rate. Earnings, by comparison, are set to rise as a percentage of sales. "This is a highly ambitious target, given that this year will be unusual in that we will not be opening any new stores", added Hornbach. This was the result of a delay in the granting of building permits for some planned locations. Following the scheduled closure of two former Lafiora garden centers as of May 31, 2006, the store network would total 122 locations at the end of the 2006/2007 financial year (previous year: 124). "However, this does not mean that we will be twiddling our thumbs," stressed Hornbach. One new store was currently under construction and three outlets were being expanded into the latest prototype with drive-in construction materials facilities. Moreover, preparations for construction had already begun at four further locations.

"We will be pressing ahead with our expansion at full steam in the coming financial year already, and will be opening up to ten new DIY megastores with garden centers in Munich, Darmstadt and in other European countries," announced the Board Chairman. An annual average of seven new store openings was then planned for the coming five years, well over half of which would be in other European countries. HORNBACH's entry into the Rumanian market, for example, was due to take place in the summer of 2007.

The upward trend seen at HORNBACH Baustoff Union GmbH in the previous financial year has continued in the first quarter of 2006/2007. Net sales at the subgroup's 18 outlets in south-west Germany rose by 7.7 percent to Euro 37.9 million (35.2). This success was based on the company's focus on its core builders' merchant and construction materials business. The subsidiary reached breakeven on an operating level in the first quarter – which is also the target for the overall 2006/2007 financial year.

The most important key figures can be found on the following page. The extensive interim reports of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG have been published in the "Investor Relations" section of the internet pages of the HORNBACH Group at www.hornbach-group.com.

HORNBACH-Investor Relations – Tel. +49 (0) 6348 / 60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Overview of Key Figures

HORNBACH HOLDING AG

Key Figures for the Group (in € million, unless otherwise stated)	1st Quarter 2006/2007	1st Quarter 2005/2006	Change in %
Net sales	**696.7**	651.0	7.0
of which in other European countries	**234.2**	211.6	10.7
Gross margin (as % of net sales)	**35.6%**	35.2%	
EBITDA	**65.0**	56.9	14.1
Earnings before interest and taxes (EBIT)	**46.3**	39.6	17.0
Consolidated earnings before taxes	**37.2**	29.5	26.3
Consolidated net income*	**22.6**	19.0	18.8
Undiluted earnings per preference share (€)	**2.29**	2.01	13.9
No. of employees at the HORNBACH Group	**12,082**	11,709	3.2
Investments	**17.1**	45.5	-62.4
Total assets	**1,862.7**	1,850.9	0.6
Shareholders' equity	**582.2**	553.4	5.2
Shareholders' equity as % of total assets	**31.3%**	29.9%	

* Pursuant to IFRS including minority interests

HORNBACH-Baumarkt-AG

Key Figures for the Subgroup (in € million, unless otherwise stated)	1st Quarter 2006/2007	1st Quarter 2005/2006	Change in %
Net sales	**659.4**	616.7	6.9
of which in other European countries	**234.2**	211.6	10.7
Like-for-like sales growth	**1.4%**	-0.5%	
Gross margin (as % of net sales)	**36.2%**	35.7%	
EBITDA	**55.8**	46.8	19.4
Earnings before interest and taxes (EBIT)	**40.9**	32.4	26.3
Consolidated earnings before taxes	**35.0**	25.6	36.4
Consolidated net income	**21.8**	16.5	31.7
Undiluted earnings per share (€)	**1.43**	1.09	31.2
No. of employees	**11,509**	11,095	3.7
Investments	**11.4**	30.9	-63.1
Total assets	**1,353.50**	1,357.9	-0.3
Shareholders' equity	**437.7**	416.2	5.2
Shareholders' equity as % of total assets	**32.3%**	30.6%	
No. of stores	**122**	119	2.5
Sales area as per BHB (in 000 m²)	**1,312**	1,231	6.6
Average store size (in m²)	**10,755**	10,344	4.0

About HORNBACH

The HORNBACH Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, HORNBACH-Baumarkt-AG (DIY megastores with garden centers), the overall HORNBACH HOLDING AG Group also comprises the subgroups of HORNBACH Baustoff Union GmbH (regional builders' merchant and construction materials business) and HORNBACH Immobilien AG (real estate and location development).

The average HORNBACH DIY megastore with garden center has a sales area of virtually 11,000 square meters.This is a figure not reached by any other DIY player in Germany or Europe. Founded in 1877, the family-run company, which has its roots in the Palatinate region, first went public in 1987. HORNBACH currently operates 122 DIY megastores with garden centers in eight countries, of which 90 are in Germany. Its sales concept and product range are entirely tailored to the needs of project and professional customers. HORNBACH guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003) provide proof of HORNBACH's ongoing innovative power. A strategic partnership was established with the British retail group Kingfisher in 2001. HORNBACH has acted as a "job machine" for decades, with more than 12,000 employees now participating in the success of the Group.

Financial Calendar 2006

- July 6, 2006 — **Interim Report as of May 31, 2006**
- July 13, 2006 — **Annual General Meeting of HORNBACH-Baumarkt-AG Frankfurt am Main**
- July 14, 2006 — **Annual General Meeting of HORNBACH HOLDING AG Frankfurt am Main**
- September 28, 2006 — **DVFA Analysts' Conference**
  Interim Report as of August 31, 2006
- December 21, 2006 — **Interim Report as of November 30, 2006**

Contact

Investor Relations

Axel Müller
76878 Bornheim
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press / Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
presse@hornbach.com

Internet: www.hornbach-group.com

Interim Report

HORNBACH-BAUMARKT-AG GROUP

1st QUARTER 2006/2007

(MARCH 1 – MAY 31, 2006)



HORNBACH

Es gibt immer was zu tun.

HORNBACH-Baumarkt-AG Group
Interim Report (IFRS): First Quarter of 2006/2007
(March 1 – May 31, 2006)

- Pleasing business performance in spite of poor springtime weather
- Consolidated sales up by 6.9 % - like-for-like sales growth of 1.4 %
- Earnings rise as percentage of sales and are significantly up on previous year
- No new store openings expected in 2006/2007

The HORNBACH-Baumarkt-AG Group achieved considerable sales and earnings growth in the first quarter of the current financial year (March 1 to May 31, 2006). In spite of poor weather conditions in the spring, consolidated sales showed cumulative growth of 6.9 % to reach € 659.4 million (previous year: € 616.7m). Like-for-like sales rose by 1.4 % across the Group in the first three months, which is attributable in particular to the highly pleasing performance of the HORNBACH DIY megastores with garden centers located outside Germany. The international share of sales rose in the first quarter from 34.3 % to 35.5 %.

Thanks to the marked revival in sales in May and to the improvement in the gross margin seen since the beginning of the financial year, earnings showed even stronger growth than sales in the first quarter of 2006/2007. Earnings before interest and taxes (EBIT) increased by 26.3 % to € 40.9 million (previous year: € 32.4m). Consolidated earnings before taxes grew by 36.4 % to € 35.0 million (previous year: € 25.6m). Earnings per share (undiluted) amounted to € 1.43 (previous year: € 1.09).

Key Figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	1st Quarter 2006/2007	**1st Quarter 2005/2006**	**Change in %**
Net sales	**659.4**	**616.7**	**6.9**
of which in other European countries	234.2	211.6	10.7
Like-for-like sales growth	1.4%	-0.5%	
Gross margin (as % of net sales)	36.2%	35.7%	
EBITDA	55.8	46.8	19.4
Earnings before interest and taxes (EBIT)	40.9	32.4	26.3
Consolidated earnings before taxes	**35.0**	**25.6**	**36.4**
Consolidated net income	21.8	16.5	31.7
Undiluted earnings per share (€)	1.43	1.09	31.2
No. of employees	11,509	11,095	3.7
Investments	11.4	30.9	-63.1
Total assets	1,353.5	1,357.9	-0.3
Shareholders' equity	437.7	416.2	5.2
Shareholders' equity as % of total assets	32.3%	30.6%	
No. of stores	122	119	2.5
Sales area as per BHB (in 000 m²)	1,312	1,231	6.6
Average store size (in m²)	10,755	10,344	4.0

Rounding differences may arise in totals and percentages.

6.9 % increase in consolidated sales in first quarter

The net sales of the HORNBACH-Baumarkt-AG Group rose by 6.9 % in the first quarter of 2006/2007 (March 1 to May 31, 2006) to reach € 659.4 million (previous year: € 616.7m). The HORNBACH DIY megastores with garden centers located outside Germany contributed € 234.2 million to this figure (previous year: € 211.6m). The international share of sale rose to 35.5 % in the first quarter (previous year: 34.3 %).

No new HORNBACH stores were opened during the first three months of the financial year. The former Lafiora garden centers in Ludwigshafen and Germersheim were closed on schedule as of May 31, 2006. The number of retail outlets within the HORNBACH-Baumarkt-AG Group has therefore declined from 124 at the end of the 2005/2006 financial year to 122. A total of 90 DIY megastores with garden centers were in operation in Germany as of May 31, 2006. The 32 stores in other European countries are distributed as follows: Austria (11), Netherlands (8), Czech Republic (5), Switzerland (3), Sweden (2), Slovakia (2) and Luxembourg (1). With a total sales are of around 1,312,000 m², the average HORNBACH DIY store size now amounts to 10,755 m² (previous year: 10,344 m²).

Like-for-like growth of 1.4 %

The Group's business performance showed a pleasing gain in momentum in the course of the first quarter. We achieved like-for-like sales growth across the Group of 1.4 % compared with the previous year (-0.5 %). Our like-for-like sales performance in the current financial year was affected by unusually prolonged winter weather conditions, which had a particularly marked effect on our garden product business in the months of March and April 2006. The month of May then brought the expected boost in sales, enabling HORNBACH to regain ground.

The HORNBACH DIY megastores with garden centers in Germany succeeded in making up for a large part of the year-on-year downturn in like-for-like sales suffered in the first two months of the financial year, but nevertheless concluded the first quarter with a slight decline of 1.3 %. Price competition in the DIY sector in Germany was maintained with unrelenting intensity during the period under report. A broad-based spring advertising campaign enabled us to safeguard our position as the price leaders and presented HORNBACH as the DIY store for project customers offering the highest levels of competence in terms of product range and advisory services. Our stores outside Germany achieved considerable like-for-like sales growth of 6.6 % in the first quarter, thus underlining the Group's successful international growth strategy.

Significant year-on-year increase in earnings

Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 19.4 % to € 55.8 million at the HORNBACH-Baumarkt-AG Group in the reporting period from March to May 2006 (previous year: € 46.8m). Earnings before interest and taxes (EBIT) increased by 26.3 % to € 40.9 million (previous year: € 32.4m). Consolidated earnings before taxes showed a marked year-on-year increase of 36.4 % to € 35.0 million (previous year: € 25.6m). The consolidated net income grew by 31.7 % in the first quarter of 2006/2007 to reach € 21.8 million (previous year: € 16.5m). Undiluted earnings per share calculated in accordance with IFRS are reported at € 1.43 (previous year: € 1.09).

The pleasing increase in the operating earnings figures during the first quarter is primarily due to like-for-like sales growth, coupled with a slight rise in the gross margin. The gross profit rose as a percentage of net sales across the Group from 35.7 % to 36.2 %. Selling and store expenses are reported at € 183.9 million (previous year: € 170.0m). The rise in the store expenses ratio from 27.6 % to 27.9 % was mainly due to increased rental and operating expenses, as well as to a year-on-year increase in advertising expenses. The Group's earnings performance was positively affected, by contrast, by the marked reduction in pre-opening expenses and the decline in store and administrative personnel expenses as a percentage of sales.
Moreover, in March 2006 we sold the DIY megastore with a garden center at Marquardt near Potsdam and rented it back on a long-term basis within the framework of a sale and leaseback transaction. This disposal generated a profit of € 5.6 million, which has had a positive impact on other income and expenses.

11,509 employees at the Group

At the reporting date on May 31, 2006, there were 11,509 individuals (previous year: 11,095) across Europe in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries.

Investments of € 11 million

A total of € 11.4 million was invested during the first three months of the current financial year (previous year: € 30.9m), primarily in office and plant equipment (61 %) and in land and buildings (39 %). The decline of just over 60 % in investments is a reflection of the fact that no new HORNBACH DIY megastores with garden centers were opened during the first quarter of 2006/2007 (previous year: two). Information concerning the financing and investment activities of HORNBACH-Baumarkt-AG can be found in the cash flow statement in the notes to this report.

Outlook

The Group's medium-term corporate planning (five years) provides for an average rate of seven new store openings per year. Depending on the progress made in the building permit and construction planning stages, the opening of some stores may be rescheduled within these years. It can be assumed that an average of more than half of the new stores opened in the coming five financial years will be located outside Germany.

A total of up to three new store openings, including stores to be opened in Munich and Darmstadt, was originally planned to take place in the 2006/2007 financial year. As a result of a delay in the granting of building permits, it is highly likely that these new store openings will be postponed until the coming financial year. A total of up to 10 stores are planned to be opened, mainly in other European countries, during the 2007/2008 financial year.

Taking due account of the opportunities and risks reported in the annual report, we are confident that our sales growth will exceed average growth rates within the sector. In spite of the absence of new store openings, we expect our sales for the current 2006/2007 financial year to grow at a medium-sized single-digit percentage rate. Earnings are expected to show more marked growth than sales.

Bornheim bei Landau, July 6, 2006
– The Board of Management –

Financial Calendar 2006

July 6, 2006	**Interim Report** as of May 31, 2006
July 13, 2006	**Annual General Meeting** in Frankfurt am Main
September 28, 2006	**Interim Report** as of August 31, 2006
December 21, 2006	**Interim Report** as of November 30, 2006

Contact

Investor Relations
Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 -24 44
Fax: (+49) 0 63 48/ 60 -42 99
invest@hornbach.com

Presse/Public Relations
Dr. Ursula Dauth
67433 Neustadt a. d. Weinstrasse
Tel: (+49) 0 63 21/ 678 -93 21
Fax: (+49) 0 63 21/ 678 -93 00
presse@hornbach.com

Internet:www.hornbach-group.com

HORNBACH-Baumarkt-AG Group
Income Statement

€ million	1st Quarter 2006/2007	1st Quarter 2005/2006	Change in %
Sales	659.4	616.7	6.9
Cost of goods sold	420.8	396.4	6.2
Gross profit	**238.6**	**220.3**	**8.3**
Selling and store expenses	183.9	170.0	8.2
Pre-opening expenses	0.5	2.3	-80.0
General and administration expenses	23.1	22.0	4.6
Other income and expenses	9.8	6.5	51.0
Earnings before interest and taxes (EBIT)	**40.9**	**32.4**	**26.3**
Financial income	2.1	0.9	126.7
Financial expenses	8.0	7.7	4.6
Net financial expenses	**-5.9**	**-6.8**	**-12.2**
Consolidated earnings before taxes	**35.0**	**25.6**	**36.4**
Taxes on income	13.2	9.1	44.9
Consolidated net income	**21.8**	**16.5**	**31.7**
Undiluted earnings per share (in €)	1.43	1.09	31.2
Diluted earnings per share (in €)	1.42	1.09	30.3

Rounding differences may arise in totals and percentages.

HORNBACH-Baumarkt-AG Group

Balance Sheet

Assets	May 31, 2006 € million	%	May 31, 2005 € million	%	February 28, 2006 € million	%
Long-term assets	**621.9**	**45.9**	**651.8**	**48.0**	**629.2**	**48.9**
Intangible assets	25.7	1.9	25.4	1.9	26.4	2.1
Property, plant and equipment	558.5	41.3	598.7	44.1	562.2	43.7
Investment proberty	22.8	1.7	11.3	0.8	22.9	1.8
Financial assets	0.0	0.0	0.2	0.0	0.1	0.0
Other long-term assets	3.1	0.2	1.6	0.1	3.1	0.2
Deferred tax claims	11.7	0.9	14.6	1.1	14.5	1.1
Short-term assets	**731.6**	**54.1**	**706.1**	**52.0**	**656.8**	**51.1**
Inventories	520.3	38.4	454.5	33.5	496.1	38.6
Accounts receivable and other assets	43.8	3.2	28.9	2.1	63.1	4.9
Income tax claims	1.4	0.1	2.8	0.2	10.6	0.8
Cash and cash equivalents	164.4	12.1	219.9	16.2	72.4	5.6
Non-current assets held for sale	1.7	0.1	-	-	14.5	1.1
TOTAL ASSETS	**1,353.5**	**100.0**	**1,357.9**	**100.0**	**1,285.9**	**100.0**

Equity and liabilities	May 31, 2006 € million	%	May 31, 2005 € million	%	February 28, 2006 € million	%
Shareholders' equity	**437.7**	**32.3**	**416.2**	**30.6**	**415.3**	**32.3**
Share capital	45.6	3.4	45.5	3.4	45.6	3.5
Capital reserve	127.2	9.4	126.6	9.3	127.2	9.9
Retained earnings	264.9	19.6	244.1	18.0	242.5	18.9
Long-term liabilities	**463.4**	**34.2**	**555.0**	**40.9**	**476.7**	**37.1**
Financial debt	396.2	29.3	495.4	36.5	409.6	31.8
Pensions and similar obligations	3.5	0.3	0.0	0.0	3.5	0.3
Deferred taxes	52.4	3.9	48.3	3.6	52.4	4.1
Other long-term liabilities	11.4	0.8	11.3	0.8	11.3	0.9
Short-term liabilities	**452.4**	**33.4**	**386.7**	**28.5**	**393.9**	**30.6**
Financial debt	93.2	6.9	34.1	2.5	106.0	8.2
Accounts payable and other liabilities	284.4	21.0	276.9	20.4	229.0	17.8
Tax provisions	20.9	1.5	13.1	1.0	15.4	1.2
Other provisions	53.8	4.0	62.6	4.6	43.6	3.4
TOTAL EQUITY AND LIABILITIES	**1,353.5**	**100.0**	**1,357.9**	**100.0**	**1,285.9**	**100.0**

Rounding differences may arise in totals and percentages.

HORNBACH-Baumarkt-AG Group

Cash Flow Statement

€ million	1st Quarter 2006/2007	1st Quarter 2005/2006
Consolidated net income	**22**	**17**
Depreciation and amortization of long-term assets	15	14
Profits / losses on the sale of long-term assets	0	-4
Change in inventories, accounts receivable and other assets	-4	-26
Change in accounts payable and other liabilities	72	78
Other income / expenses with no cash effect	2	1
Cash flow from operating activities	**107**	**80**
Proceeds from disposals of long-term assets	23	38
Payments for investments in property, plant and equipment	-11	-30
Payments for investments in intangible assets	-1	-1
Payments for acquisitions of shareholdings and other business units	-1	0
Cash flow from investing activities	**10**	**7**
Receipts from capital increases	0	2
Repayment of long-term debt	-21	-7
Change in short-term debt	-4	-5
Cash flow from financing activities	**-25**	**-10**
Change in cash and cash equivalents	92	77
Cash and cash equivalents at March 1	72	143
Cash and cash equivalents at May 31	**164**	**220**

HORNBACH-Baumarkt-AG Group

Statement of Shareholders' Equity

1st Quarter 2005/2006 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Total Equity
Balance at March 1, 2005	**45**	**125**	**-2**	**3**	**228**	**399**
Foreign currency adjustments				-1		-1
Capital increase from share option plans		2				2
Valuation of derivative financial instruments, net after taxes			-1			-1
Net income for the year					17	17
Balance at May 31, 2005	**45**	**127**	**-3**	**2**	**245**	**416**

1st Quarter 2006/2007 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Total Equity
Balance at March 1, 2006	**46**	**127**	**-2**	**4**	**240**	**415**
Valuation of derivative financial instruments, net after taxes			1			1
Net income for the year					22	22
Balance at May 31, 2006	**46**	**127**	**-1**	**4**	**262**	**438**

HORNBACH-BAUMARKT-AG Group

Notes to the Group Interim Report as of May 31, 2006

(1) Accounting principles

This non-audited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the first quarter as of May 31, 22006 has been compiled in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 28, 2006. The Group has made additional application of IAS 34 "Interim Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2005/2006 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report unless any amendments are expressly indicated.

(2) Reporting entity

There were no changes in the reporting entity during the first quarter of 2006/2007.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in the autumn and winter months than in the spring and summer months. These seasonal variations are reflected in the figures for the first quarter. The results of business operations for the first three months up to May 31, 2006 do not necessarily provide an accurate indication of the results to be expected for the overall financial year.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	1st Quarter 2006/2007	1st Quarter 2005/2006	Change in %
Other operating income	14.3	9.5	50.2
Other operating expenses	4.5	3.0	48.6
Other income and expenses	**9.8**	**6.5**	**51.0**

Other operating income primarily relates to advertising grants, income from exchange rate and payment differences and income from allocations within the HORNBACH HOLDING AG Group. Moreover, the income also includes other non-operating income amounting to € 5.7 million (previous year: € 3.9m) resulting from the disposal of a DIY store property and of other real estate. The DIY store property was rented back on a long-term basis within the framework of an operating lease. At the end of the non-terminable basic rental period, there is the option of extending the rental period or of repurchasing the property.
Other operating expenses principally consist of exchange rate and currency differences and losses incurred on the sale of long-term assets.

(5) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 95.1 million at the end of the first quarter as of May 31, 2006 (previous year: € 91.8m).

Depreciation and amortization totaling € 14.9 million was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first three months of the 2006/2007 financial year (previous year: € 14.4m).

(6) Taxes on income

Taxes on income are structured as follows:

€ million	1st Quarter 2006/2007	**1st Quarter 2005/2006**	**Change in %**
Current tax expenses	10.6	8.1	31.0
Deferred tax expenses	2.5	1.0	161.4
	13.2	**9.1**	**44.9**

(7) Share capital

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, a total of 259,430 subscription rights were conditionally exercised in accordance with the terms and conditions of the share option plan during the exercise window from May 20 to May 27, 2006. Starting on May 30, 2006, the orders for the sale of the newly created shares in HORNBACH-Baumarkt-AG will be placed over a period of five weeks by the bank commissioned with the handling of the share option plan on the stock exchange in a market sensitive manner. Should it not be possible to sell all of the shares within this deadline, then the subscription rights will only be exercised on a prorated basis.

(8) Earnings per share

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

€ million	1st Quarter 2006/2007	**1st Quarter 2005/2006**
Weighted number of shares issued	15,197,837	15,125,057
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in € million)	21.8	16.5
Earnings per share (in €)	1.43	1.09

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

Diluted earnings per share

€ million	1st Quarter 2006/2007	1st Quarter 2005/2006
Weighted number of shares issued, including potential shares with a diluting effect	15,361,621	15,192,304
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in € million)	21.8	16.5
Earnings per share (in €)	1.42	1.09

(9) Segmental reporting

1st Quarter 2006/2007 in € million (1st Quarter 2005/2006 in € million)	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**659.2**	**26.4**	**-26.2**	**659.4**
	(616.5)	(23.0)	(-22.8)	(616.7)
Sales to external third parties	659.1	0.0	0.0	659.1
	(616.3)	(0.0)	(0.0)	(616.3)
Sales to affiliated companies	0.1	0.0	0.0	0.1
	(0.2)	(0.0)	(0.0)	(0.2)
Rental income from affiliated companies, internal rental income	0.0	26.2	-26.2	0.0
	(0.0)	(22.8)	(-22.8)	(0.0)
Rental income from external third parties	0.0	0.2	0.0	0.2
	(0.0)	(0.2)	(0.0)	(0.2)
Segment earnings (EBIT)	**30.1**	**13.9**	**-3.1**	**40.9**
	(25.3)	(10.6)	(-3.5)	(32.4)
Depreciation	**9.9**	**2.9**	**2.1**	**14.9**
	(9.5)	(3.0)	(1.9)	(14.4)
EBITDA	**40.0**	**16.8**	**-1.0**	**55.8**
	(34.8)	(13.6)	(-1.6)	(46.8)

Bornheim, July 6, 2006

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

Your heart is in your work. You are thoroughly absorbed in your task. You forget everything around you and time plays no role whatsoever. After all, everything has to be perfect – down to the very last detail.

Annual Report
HORNBACH-BAUMARKT-AG GROUP
2005|2006



Experienced.
Determined.
Patient.



Centuries of traditional care have made the castle grounds at Schönbrunn into one of the best-kept baroque gardens. Around 140 employees are responsible for caring for the plants, green areas and paths on a surface of 185 hectares. More than 30 km of trellises and hedges, and 25 km of tree-lined avenues are cut every year. Certain areas of the lawns are cut with different frequencies – ranging from twice a year up to twenty-one times a year. If the entire surface of lawn cut every year were to be added up, it would amount to 1,738,200 m^2, equivalent to around 243 football pitches.

Company Profile

The HORNBACH Group is characterized by its ability to respond to the challenges of trading in DIY, home improvement and garden products, and to set new standards in the process.

Since 1877, five generations of the HORNBACH family have been active in almost all areas of the construction sector – in the building trade, as manufacturers of prefabricated components and since 1900 as builders' merchants.

As one of the pioneers in Germany and Europe, HORNBACH opened its first DIY store in 1968 and combined it with a garden center – at that time unique in Europe. This combination has since developed to become a European standard in the DIY sector today.



In the second half of the 80s, and especially since 1990, HORNBACH has added a new dimension to the market with its concept of large DIY and home improvement megastores with garden centers. Today, an impressively presented range of around 50,000 top-quality DIY and gardening articles is available to DIY customers in spacious stores and at permanently low prices. Well-trained, service-oriented employees make project customers the focus of their activities. At the balance sheet reporting date on February 28, 2006, HORNBACH-Baumarkt-AG operated 124 DIY megastores with garden centers across Europe with total sales areas of around 1.3 million square meters.

The consistent implementation of the company's concept, coupled with the high expectations it places in the quality of its locations, its stores, its product range and employees, have facilitated the dynamic growth witnessed by the company in recent years and form the basis for further expansion. With an average sales area of more than 10,600 m² per store, HORNBACH is the market leader among the operators of DIY megastores with garden centers in Germany. At the same time, the company has the highest level of sales area productivity of any of the leading DIY companies in Germany. The consolidated (net) sales of HORNBACH-Baumarkt-AG amounted to € 2,234m in the 2005/2006 financial year.

Following the company's successful entry into the Austrian market in August 1996, it has consistently pressed ahead with its expansion into neighboring European countries. Stores have subsequently been opened in the Netherlands, Luxembourg and the Czech Republic. The company's international growth has been maintained with its expansion to Switzerland, Sweden and Slovakia. As of February 28, 2006, the company was operating a total of 32 DIY megastores with garden centers outside Germany, which accounted for approximately 35% of consolidated sales in the 2005/2006 financial year. Its international share of sales will continue to grow in future. However, the Group will also continue to pursue growth opportunities in Germany.

HORNBACH-Baumarkt-AG is a publicly listed stock corporation. The ordinary shares in the company (ISIN DE0006084403) are listed on the German stock exchange and have been admitted to the subsection of the official market involving additional admissions obligations (the "Prime Standard"). Some 79.4% of the approximately 15.2 million ordinary shares in the company are held by HORNBACH HOLDING AG, while around 15.2% are owned by independent shareholders. The British retail group Kingfisher plc owned 5.4% of the shares at the balance sheet reporting date.

Sales Performance of the HORNBACH-Baumarkt-AG Group


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Endless quality.



Behind the Dutch North Sea dunes, between Haarlem and Leiden, can be found the largest combined flower plantation in the world, known as De Bollenstreek. Tulips, daffodils, crocuses and various other bulbous plants are cultivated here on a surface area equivalent to 14,000 football pitches. The flowers are grown not only here, however, but also in huge fields in further areas along the coast. The Netherlands export around 2 billion tulips every year. If an individual person were to harvest this quantity of tulips single-handedly, then at one flower per second he would have to work around the clock for around 63 years.

To Our Shareholders

Dear shareholders,

You will no doubt still recall our TV commercial from last summer, which showed a heart beating in the middle of a tiled wall and in a flowerbed. This was intended to symbolize the amount of passion required for each and every home improvement project. The message was equally effective in reaching our customers as it was in impressing the advertising gurus, who awarded a "Golden Nail", the German advertising Oscar, to our "Heartbeats" spot.

All of our employees also channeled a great deal of passion into the success of our company in the past 2005/2006 financial year. Here are the most important results:

- HORNBACH-Baumarkt-AG increased its consolidated sales in a difficult market climate by 6.7 percent to € 2.234 billion.
- Like-for-like sales showed slight growth of 0.5 percent compared with the previous year.
- Difficult weather conditions and ongoing tough price competition led like-for-like sales in Germany to decline by 1.1 percent.
- In other countries, by contrast, we achieved like-for-like sales growth of 3.9 percent.
- During the year under report, we opened eight new DIY megastores with garden centers, of which three are in other countries. Our network of locations has thus risen to 124 stores with total sales areas of around 1.3 million square meters.

In terms of the earnings of our Group, we witnessed a consolidation following the record 2004/2005 financial year.

- Earnings before interest, tax, depreciation and amortization (EBITDA) amounted to € 136.7m and were thus 10.3 percent lower than the record figure reported in the previous year.
- Operating earnings (EBIT) declined by 22.9 percent to € 70.2m.
- Consolidated earnings before taxes fell from € 68.0m to € 43.6m.

We have absolutely no reason for wanting to hide behind these results. An EBIT margin of 3.1 percent, such as that achieved in the past year in spite of tough price competition and unfavorable weather conditions, is a respectable value for a retail company, especially for one operating in the difficult DIY sector. I would nevertheless admit that I hope to see a considerable improvement in the EBIT margin once again in the current financial year. This is a realistic goal, given that we are optimally positioned in terms of our structures:

- The latest sector statistics issued by the Dähne publishing house show that HORNBACH, with gross sales of € 2,017 per square meter, is significantly ahead of all other large market participants. According to the survey, the 20 largest DIY store chains achieve average sales of only € 1,564 per square meter.
- With an average sales area of more than 10,000 square meters, HORNBACH's DIY megastores with garden centers are the largest in the sector. This is the result of a clear strategy. Only by having such large sales areas can we present the product range and selection expected of us by our project and professional customers.
- The permanent low price strategy which we have consistently adhered to for years now, which was initially not taken entirely seriously by some of the proponents of discount campaigns, has found ever greater acceptance among broad classes of consumers. We note with some satisfaction that ever more consumers have recognized the benefits of honest and transparent pricing structures. Only this pricing policy provides consumers with reliability and budget security when undertaking projects in their flats, houses and gardens.

- HORNBACH was ahead of the competition in virtually all important independent customer surveys and DIY store checks in the past year. Our company was the winner in the "Kundenmonitor 2005" customer survey undertaken by Servicebarometer AG. The thousands of customers surveyed awarded HORNBACH top marks not only in terms of overall satisfaction, but also in the categories of selection, product range variety and value for money.
- HORNBACH also achieved the top position in a large-scale DIY store test undertaken by the ARD current affairs program "Plusminus" and Westdeutscher Rundfunk, as well as in an extensive survey undertaken by Servicerating GmbH. The customers questioned in these surveys accorded particular praise to the quality of service and variety of product range on offer at our stores.

HORNBACH long ago recognized many of the structural problems currently being debated in the sector and by the general public and drew the right conclusions many years ago. We have based our pricing structure, as well as our expansion policy, on reliability and constancy, rather than on "campaignitis" and short-term success. We live our mission to motivate people to undertake their home improvements themselves. Customers who come to HORNBACH are not only sold DIY products; they are assisted in implementing their projects under their own steam.

As a family business in its fifth generation, we think and act like a traditional medium-sized company. We are not concerned with achieving growth at all costs, but rather with implementing a sustainable expansion strategy facilitating healthy and profitable growth in the long term. Rather than looking to see what others do, we focus on our own strengths. We are aware that we have to improve these strengths constantly in order to keep ahead of the competition.

HORNBACH's DIY Market Share in Germany
(market share in %)


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We have invested a great deal of money, passion and personal resources into the "Project Shows" at the stores. Regardless of whether our customers wish to exchange a boiler, insulate a roof, build a garden pond or tile a wall, we do not leave them on their own, but support their project to the very best of our abilities. The DIY courses for women held under the slogan "Women at work" have been accorded a very warm reception. These courses have clearly met a need, as is apparent from the extensive press and TV reporting on "women's power" at HORNBACH.

We have also set ourselves ambitious targets for the current 2006/2007 financial year. We will continue to press ahead with our organic growth in Germany and other countries, with top priority being accorded to profitability and sustainability. There will be no growth at the expense of the margin at HORNBACH. We plan to open up to 13 new DIY megastores with garden centers in the coming two financial years, of which up to ten will be outside Germany. We are preparing our entry into the Rumanian market for the 2007/2008 financial year. HORNBACH will then be operating DIY megastores with garden centers in nine European countries.

"I did it myself" is the slogan in our latest advertising spot, which is aimed at arousing our customers' pride in their own achievements. More than 12,000 employees at the HORNBACH Group can also afford to be very proud of their achievements. I would like to take this opportunity to offer them my heartfelt thanks!

Steffen Hornbach
Chairman of the Board of Management



There will always be a need for solid work.



Via Tremola, a cobbled road on the south side of the Gotthard pass built in around 1830, stretches over a distance of around 12 km involving 24 hairpin bends and rising by a total of 993 meters to the pass. If it is assumed, for example, that when the road was built the cobbles were transported up the hill in carts containing 100 cobbles each, then the total distance of all such cart journeys made, starting at the bottom of the road and going to the position of the individual cobbles in the road and back, is more or less equivalent to 1.5 times the distance between the earth and the moon.

The HORNBACH-Baumarkt-AG Share


Share price performance: March 1, 2005 to February 28, 2006 (base: March 1, 2005)
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HORNBACH-Baumarkt-AG (Xetra)
SDAX
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Investors are certain to retain fond memories of the stock markets in 2005. Although the markets had to absorb the increase in prices on the international commodities and energy markets at the beginning of the year, from May onwards the dividend stocks showed a remarkable performance. Apart from the strong growth shown by the global economy, the boom on the stock markets was attributable to the attractive valuation of European stocks and to positive announcements concerning the development of corporate profits. The German economy in particular thus demonstrated that its competitiveness had improved compared with other countries thanks to extensive restructuring measures.

The rise in share prices in Germany was also a direct result of the surprise announcement of a general election in May 2005. It was hoped that the desired change of government would lead to greater political dynamism and to the backlog of reforms in the country being rapidly addressed. Even if the results of the election did not provide the expected trigger for a stock market rally, the formation of the grand coalition nevertheless gave rise to an optimistic mood among the population which in turn infected the stock markets and has continued into 2006.

The German Stock Index (DAX) rose by 33% in the reporting period from March 1, 2005 to February 28, 2006. The second-tier stocks below the German blue chips showed even more dynamic growth. The SDAX rose by 38% over the same period and the MDAX increased its value by almost 45%.

HORNBACH-Baumarkt-AG share remains unimpressed by the overall market

The HORNBACH-Baumarkt-AG share (ISIN DE0006084403) was unaffected by the overall performance on the German stock markets for large periods of the 2005/2006 financial year. In view of the poorer development of earnings at the HORNBACH-Baumarkt-AG Group compared with the previous year, our share showed a considerably weaker performance than the overall market. At the beginning of the past financial year, the share had almost reached the end of a sharp upward development, which had boosted the price within a period of just two months from around € 29 to more than € 38. On March 8, 2005, our share marked its annual high of € 39.14 (Xetra closing price). Subsequent profit taking led the share price to lose ground significantly.



This downturn was accompanied by critical press reports concerning the increasing level of crowding-out competition among German DIY store operators and the cold and wet weather conditions in the spring, which clearly seem to have added impetus to the general reservations towards the German DIY retail sector.

The share reached its annual low of € 28.20 on May 19. Further expectations as to the company's business performance in 2005/2006 based on our profit warning at the end of the first quarter (June 13, 2005) and the following quarterly reports were priced in at this level. The share moved sideways at an average price of € 30 for almost half a year. From the end of November, investors once again began to focus on consumer goods stocks, as well as on the growth opportunities within the DIY and home improvement sector. The price of the HORNBACH-Baumarkt-AG share improved by almost 30% on its annual low, concluding the financial year (February 28, 2006) at € 36.50 and thus only slightly lower than in the previous year (minus 1.6%). By the conclusion of this report in April 2006, the share had performed very positively and at the peak of this development exceeded the € 47 mark – a level last reached in June 1995.

During the 2005/2006 financial year it was once again possible to exercise subscription rights from the 1999 share option plan at HORNBACH-Baumarkt-AG. This resulted in the creation of a total of 102,490 new shares, leading the number of ordinary shares to increase from 15,097,830 to 15,200,320.

Communications on a wide variety of levels

Our investor relations activities once again provided shareholders, analysts, the financial media and general public with prompt information on the business performance of HORNBACH-Baumarkt-AG in the past financial year. All quarterly reports, annual reports, press releases and additional financial information were published on the internet communications platform of the HORNBACH Group (www.hornbach-group.com). All of our information and services for shareholders and press representatives in particular have been extended and combined at this platform. This separate site for corporate communications thus complements the product-related and marketing content provided at HORNBACH's internet site at www.hornbach.com.

The annual general meeting, the financial statements press conference, analysts' conferences and meetings with investors in Germany and abroad provided HORNBACH with the opportunity for intensive dialog with the capital markets. Moreover, personal contacts with the media are used in order to present the objectives and strategy of our company within the framework of interviews. This involves outlining the market position and future growth prospects for the Group, as well as current performance figures. With its DIY megastores with garden centers across Europe, HORNBACH has a clear focus on organic growth and its concept has proven to be successful on an international basis.

The share of HORNBACH-Baumarkt-AG (ISIN DE0006084403) is a solid long-term investment with a high intrinsic value and a stable dividend. Some 79.4% of the approximately 15.2 million ordinary shares in HORNBACH-Baumarkt-AG were held by its parent company, HORNBACH HOLDING AG, at the reporting date on February 28, 2006, while 15.2% were owned by independent shareholders. The British retail group Kingfisher plc, with which HORNBACH entered a strategic alliance at the end of 2001, holds 5.4% of the shares. In line with the index system of the German stock exchange, HORNBACH-Baumarkt-AG is admitted for trading in the Prime Standard (a subsection of the official market involving additional admissions requirements). The company's listing in the Prime Standard obliges it to meet a high level of transparency standards.

Financial Calendar for 2006

May 19, 2006	**Press Conference 2005/2006** **and publication of annual report** ***DVFA Analysts' Conference***
July 6, 2006	**Interim Report as of May 31, 2006**
July 13, 2006	**Annual General Meeting in Frankfurt am Main**
September 28, 2006	**Interim Report as of August 31, 2006**

Key Figures for the HORNBACH-Baumarkt-AG Share (IFRS)		2005/2006	2004/2005
Nominal value of share	€	3.00	3.00
Dividend	€	0.87	0.87
Undiluted IFRS earnings per share	€	1.64	2.88
Total dividend payment	€ 000s	13,224	13,135
Shareholders' equity per share	€	27.32	26.40
Market capitalization*	€ 000s	554,812	569,943
Share price (Xetra)*	€	36.50	37.75
12-month high	€	39.14	38.50
12-month low	€	28.20	24.20
Shares issued		15,200,320	15,097,830
Price/earnings ratio*		22.3	13.1

* at the end of the financial year (the last day in February)

Background

High-quality and responsible corporate governance are accorded the greatest priority at HORNBACH-Baumarkt-AG. The German Corporate Governance Code incorporates the principal legal requirements in respect of the management and supervision of German publicly listed stock corporations and contains nationally and internationally recognized standards of good and responsible corporate management. HORNBACH-Baumarkt-AG is in compliance with the extended version of the Code published in June 2005, with the following exceptions: the disclosure of the remuneration of the Board of Management and the Supervisory Board on an individual basis, the setting of an upper age limit for members of the Supervisory Board, the recommendation that the Supervisory Board should include no more than two former members of the Board of Management, and the setting of parameters of comparison for the share option program. The recommendation that the consolidated financial statements be made available to the general public within 90 days of the end of the financial year will be complied with for the first time upon the publication of the consolidated financial statements for the 2005/2006 financial year.

At their meeting on December 8, 2005, the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG submitted their statement in respect of the recommendations of the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (AktG) and made this statement available to shareholders on the company's homepage. The complete statement can be found on Page 24 of this report.

The Supervisory Board

The Supervisory Board of HORNBACH-Baumarkt-AG consists of 12 members and, in accordance with the German Codetermination Act (MitBestimmG), includes equal numbers of shareholder and employee representatives. In the event of a parity of votes in the Supervisory Board, the Chairman of the Supervisory Board shall have the decisive vote in the second round, should such renewed voting also produce a parity. The Supervisory Board monitors the management of the company and accompanies the Board of Management in an advisory capacity. It appoints the members of the Board of Management, dismisses them and is responsible for the conclusion of, amendments to and termination of employment contracts with the members of the Board of Management. Any measures proposed by the Board of Management which could have a fundamental impact on the net asset, financial or earnings situation of the company require the prior consent of the Supervisory Board. The Code of Procedure for the Supervisory Board contains a catalog of those transactions and measures requiring such consent. This list of transactions requiring consent may at any time be extended or reduced by resolution of the Supervisory Board.

The members of the Supervisory Board are exclusively obliged to safeguard the interests of the company. They are not dependent on any assignments or instructions. They may not pursue any personal interests when making decisions, neither may they exploit business opportunities available to the company for their personal benefit. The members of the Supervisory Board are obliged to disclose any conflicts of interest to the Chairman of the Supervisory Board, in particular any such conflicts of interest arising due to their fulfilling any advisory, excecutive or supervisory role at customers, suppliers, lenders or other business partners of the company. Any conflicts of interest in relation to a member of the Supervisory Board which are substantial and not merely temporary shall result in the termination of the respective Supervisory Board mandate. Advisory agreements and other service or work contracts to be concluded between a member of the Supervisory Board and the company require the prior consent of the Supervisory Board. The Supervisory Board has established the following committees:

- ☐ Mediation Committee
- ☐ Personnel Committee
- ☐ Audit Committee

The members of the respective committees are listed on Page 62 of this report.

The Board of Management

Since April 1, 2006, the Board of Management of HORNBACH-Baumarkt-AG has consisted of four members and has a Chairman. Until March 31, 2006, the Board of Management consisted of five members. One member of the Board of Management retired from his position as of March 31, 2006. The Board of Management of HORNBACH-Baumarkt-AG has a self-imposed Code of Procedure. Its members are jointly responsible for the management of the company's business. The Board of Management provides timely and comprehensive information to the Supervisory Board on a regular basis. This information includes all questions of relevance to the company in respect of planning, business development, the risk situation and risk management. Furthermore, it presents the group investment, financial and earnings budgets both for the forthcoming financial year and for the medium term (five years) to the Supervisory Board. The Chairman of the Board of Management provides immediate report to the Chairman of the Supervisory Board of any significant events which are of material relevance for any assessment of the situation and development of the company, as well as of its management. Transactions and measures requiring the consent of the Supervisory Board are presented to the Supervisory Board in good time. Members of the Board of Management are obliged to disclose any conflicts of interest to the Supervisory Board without delay and to inform the other members of the Board of Management of such conflicts. Members of the Board of Management may only pursue secondary occupations, in particular Supervisory Board mandates outside the Group, with the consent of the Chairman of the Supervisory Board.

The Annual General Meeting

The shareholders of HORNBACH-Baumarkt-AG exercise their rights, including their voting rights, at the Annual General Meeting. They are informed at regular intervals of all significant dates by means of the financial calendar published in the annual report, in the quarterly reports and on the company's homepage. The Annual General Meeting is generally chaired by the Supervisory Board Chairman.

Accounting and Auditing

The financial statements of the HORNBACH-Baumarkt-AG Group are compiled in accordance with International Financial Reporting Standards (IFRS). The separate financial statements of HORNBACH-Baumarkt-AG are compiled in accordance with the German Commercial Code (HGB). In line with legal requirements, the auditor is elected by the Annual General Meeting. The Audit Committee prepares the Supervisory Board proposal to the Annual General Meeting with regard to the auditor to be elected. HORNBACH-Baumarkt-AG has a risk management system which is continuously developed and updated to account for any changes in underlying conditions. The functionality of the risk management system is reviewed by the auditors.

Transparency

The company's shareholders, all capital market participants, financial analysts, investors, shareholder associations and the media are provided with up-to-date information at regular intervals with regard to the situation of the company and to any material alterations in its business situation. The internet constitutes the principal means of communication for such information.

The situation and results of HORNBACH-Baumarkt-AG are reported by means of:

- ☐ Quarterly reports
- ☐ The annual report
- ☐ The annual results press conference
- ☐ Telephone conferences with international financial analysts and investors
- ☐ Events with financial analysts and investors in Germany and abroad.



The dates of relevance to the company's regular financial reporting activities have been summarized in the financial calendar published on the internet communications platform of the HORNBACH Group at www.hornbach-group.com. In addition to these regular reporting activities, any facts arising at HORNBACH-Baumarkt-AG which are likely to have a significant influence on the price of the company's share are published in the form of ad-hoc announcements.

Directors' Dealings

The members of the Board of Management and of the Supervisory Board of HORNBACH-Baumarkt-AG, as well as individuals closely related to such members, are required by Section 15a of the German Securities Trading Act (WpHG) and by Point 6.6 of the German Corporate Governance Code to disclose any transactions involving shares in the company or financial instruments based on such shares. HORNBACH-Baumarkt-AG published the notifications it received during the 2005/2006 financial year on the internet without delay and forwarded the corresponding documentation to the Federal Financial Supervisory Authority.

The company was notified of a total of three transactions requiring disclosure during the year under report. A book-entry transfer of 4,000 ordinary shares took place between one member of the Supervisory Board and an individual closely related to such member. Within the framework of the share option program in place at HORNBACH-Baumarkt-AG, one member of the Board of Management exercised 2,700 options in return for cash settlement.

The remuneration report presents the basic features and structure of the remuneration of the Board of Management and the Supervisory Board. It forms a constituent component of the group management report and, with the exception of the individual disclosure of remuneration, is based on the recommendations of the German Corporate Governance Code.



Remuneration of the Board of Management

The level and structure of the remuneration of the Board of Management are based on the size of the company, its economic and financial situation and the performance of the company within its competitive environment. Moreover, the overall remuneration and the individual components of such remuneration should stand in an appropriate relationship to the responsibilities of the respective member of the Board of Management, his or her personal performance and the performance of the overall Board of Management.

The remuneration of the Board of Management consists of fixed and variable components. The remuneration system of the Board of Management consists of an agreed fixed annual salary, which is paid in equal monthly installments. Furthermore, the members of the Board of Management receive an annual bonus which is paid upon the consolidated financial statements being approved by the Supervisory Board. The size of the annual bonus is based on the level of consolidated net income.

As components of a long-term incentive nature, the members of the Board of Management were allocated share options in four tranches (2000–2003) within the framework of the 1999 share option plan. The share option program is based on the achievement of ambitious target prices for the share of HORNBACH-Baumarkt-AG. The tranches for the years 2001 to 2003 could be exercised during the

2005/2006 financial year. Further details of the share option plan have been provided under Note 35 of the notes to the consolidated financial statements.

The total remuneration paid to the Board of Management of HORNBACH-Baumarkt-AG for the performance of its duties for the Group during the 2005/2006 financial year amounted to € 2,151k (2004/2005: € 2,632k). Of this total, € 1,103k (2004/2005: € 1,073k) constituted fixed remuneration and € 1,048k (2004/2005: € 1,559k) related to performance-related components. Moreover, remuneration amounting to € 1,189k is attributable to former members of the Board of Management. As of the balance sheet reporting date on February 28, 2006, the members of the Board of Management held a total of 19,940 shares in HORNBACH-Baumarkt-AG (2004/2005: 21,767). In view of the size and market position of the company, it is our opinion that the total remuneration of the Board of Management is appropriate. We therefore do not believe it to be necessary to disclose the remuneration of the Board of Management on an individual basis.

Remuneration of the Supervisory Board

The remuneration of the Supervisory Board is governed by Section 15 of the Articles of Association of HORNBACH-Baumarkt-AG.

In line with the Articles of Association, the remuneration of the members of the Supervisory Board consists of a fixed component and a variable component based on the dividend. In addition to the reimbursement of his or her expenses, each member of the Supervisory Board receives annual fixed remuneration of € 6,000 payable upon the conclusion of the Annual General Meeting and a performance-related component dependent on the resolution adopted by the Annual General Meeting in respect of the appropriation of profits and thus on the dividend distribution.

The Chairman receives twice and the Deputy Chairman receives 1½ times the fixed and performance-related remuneration. Members of the Supervisory Board who also sit on the Audit Committee receive an additional sum of € 3,000. Members of the Supervisory Board who sit on another committee or on several other committees of the Supervisory Board receive an additional sum of € 1,500 per committee. Members of the Supervisory Board acting as the chairman of a Supervisory Board committee receive twice the respective committee remuneration. Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year receive proportionately lower remuneration.

The remuneration of the Supervisory Board for the 2005/2006 financial year amounted to € 172k (2004/2005: € 161k). Of this total, € 103k (2004/2005: € 92k) constitutes fixed remuneration and € 69k (2004/2005: € 69k) relates to performance-related components. The members of the Supervisory Board held a total of 32,265 (2004/2005: 68,162) shares in HORNBACH-Baumarkt-AG as of the balance sheet reporting date.

We believe that the overall remuneration of the Supervisory Board is appropriate. The remuneration of the individual members of the Supervisory Board can be derived from the disclosures made in the notes to the consolidated financial statements and has therefore not been reported separately.

Statement of Compliance with the Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (AktG)

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-Aktiengesellschaft hereby declare in accordance with Section 161 of the German Stock Corporation Act (AktG) that the recommendations of the "German Corporate Governance Code" government commission, as outlined in the version dated May 21, 2003 and published in the electronic Federal Gazette on July 4, 2003, were in principle fulfilled from the company's previous statement of compliance up to the new version of the German Corporate Governance Code dated July 20, 2005. Application was not made of the recommendations included in Points 4.2.3 clause 5 and clause 7, 4.2.4, 5.4.1 clause 2, 5.4.2, 5.4.5 clause 6 and clause 7, and 7.1.2 clause 2.

Since July 20, 2005, the recommendations of the government commission as outlined in the version dated June 2, 2005 and published in the electronic Federal Gazette on July 20, 2005, have been and are in principle fulfilled. Application has not been made and is not made of the recommendations included in Points 4.2.3 clause 5 and clause 7, 4.2.4., 5.4.1 clause 2, 5.4.2, 5.4.7 clause 6 and clause 7, and 7.1.2 clause 3.

The deviations mentioned have arisen on account of the following considerations:

a) Point 4.2.3:
In Point 4.2.3 clause 5, the Code recommends that share options and similar arrangements be based on sophisticated parameters of comparison. The share option plan established in 1999 for HORNBACH-Baumarkt-AG does not include any parameters of comparison. It lays down a hurdle to exercising such options. Any future share option plans will take account of appropriate parameters of comparison. In Point 4.2.3 clause 7, the Code further recommends that the Supervisory Board should agree a cap for any extraordinary unforeseen developments. Such a cap is not included in the share option plan dating from 1999 at HORNBACH-Baumarkt-AG, which in any case only provides for a relatively small allocation of options to members of the Board of Management.

b) Point 4.2.4:
Point 4.2.4 clause 1 recommends that the remuneration of the members of the Board of Management be reported in the notes to the consolidated financial statements, broken down into fixed salaries, performance-related components and components of a long-term incentive nature. Point 4.2.4 clause 2 further recommends that such disclosures be made on an individual basis. On account of the overall level of remuneration for the Board of Management, which in our opinion is appropriate, we do not consider the disclosure of individual remuneration packages to be necessary.

c) Point 5.4.1:
The recommendations set out in Point 5.4.1 clause 2 of the Code include the setting of an age limit for members of the Supervisory Board. This recommendation has not been and is not followed. With the membership in the Supervisory Board of the long-standing former members of the Board of Management, Albert Wilhelm and – up to the conclusion of the Annual General Meeting on September 1, 2005 – Otmar Hornbach, we have secured a great pool of experience and competence for the benefit of the company.

d) Point 5.4.2:

In Point 5.4.2, the Code recommends that the Supervisory Board should include no more than two former members of the Board of Management. This recommendation was not followed up to the conclusion of the Annual General Meeting of the company on September 1, 2005, given that the members of the Supervisory Board included Albert Wilhelm, Albrecht and Otmar Hornbach, three former members of the Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft. Since this date, the recommendation has been and continues to be followed.

e) Point 5.4.7 (previous version: Point 5.4.5):

In Point 5.4.7 clause 6 (previous version: Point 5.4.5 clause 6), the Code recommends that the remuneration of the members of the Supervisory Board be reported in the Corporate Governance report (previous version: in the notes to the consolidated financial statements) on an individual basis and broken down into its constituent components. On account of the overall level of remuneration for the Supervisory Board, which in our opinion is appropriate, we do not consider the disclosure of individual remuneration packages to be necessary. In Point 5.4.7 clause 7 (previous version: Point 5.4.5 clause 7), the Code further recommends that any remuneration paid or benefits granted by the company to members of the Supervisory Board for any services rendered personally, especially advisory and mediation services, are to be reported in the notes to the consolidated financial statements on an individual basis. HORNBACH-Baumarkt-AG makes use of the opportunity of drawing on the expertise of members of the Supervisory Board in specific areas (presently in one case). Such cooperation is undertaken on the basis of insubstantial (symbolic) remuneration. We see no need to provide individual disclosures in this respect.

f) Point 7.1.2:

In Point 7.1.2 clause 3 (previous version: Point 7.1.2 clause 2), the Code recommends that the consolidated financial statements be made available to the general public within 90 days of the end of the financial year. We have deviated and continue to deviate from this recommendation. Following the successful introduction of SAP and necessary organizational changes, however, we intend to publish our consolidated financial statements within 90 days. This is expected to be possible for the first time for the consolidated financial statements for the 2005/2006 financial year. The Code further recommends in this section that interim reports be made available to the general public within 45 days of the end of the period under report. We already comply with this recommendation.

Bornheim bei Landau, December 8, 2005

HORNBACH-Baumarkt-Aktiengesellschaft
The Supervisory Board The Board of Management



Big jobs present the real challenge.



The old Elbtunnel in Hamburg runs for a length of 426.5 meters from the St. Pauli gangways to Steinwerder on the south bank of the Norderelbe. At its deepest point, the tunnel, which was a technical sensation upon being opened in 1911, passes 24 meters under the River Elbe. In those days, the diameter of the two horizontal tunnel pipes, amounting to 6 meters each, was calculated on the basis of the height of a horse and cart with whip in upright position, which was what had to pass through the tunnel. The full length of both tunnels is covered in tiles. If all of the tiles used were to be placed end to end, their length would be equivalent to the distance between Hamburg and Kiel.

Group Management Report



Group Structure of HORNBACH-Baumarkt-AG

HORNBACH-Baumarkt-AG*
Bornheim

92 DIY megastores
with garden centers
in Germany

HORNBACH International GmbH
Bornheim: 32 DIY megastores
with garden centers in
other European countries

HORNBACH
Baumarkt
GmbH
Wiener Neudorf
Austria

11 megastores

HORNBACH
Baumarkt
(Schweiz) AG
Oberkirch
Switzerland

3 megastores

HORNBACH
Holding
B.V.
Amsterdam
Netherlands

8 megastores

HORNBACH
Byggmarknad
AB
Gothenburg
Sweden

2 megastores

HORNBACH
Baumarkt
CS spol s.r.o.
Prague
Czech Republic

5 megastores

HORNBACH
Baumarkt
SK spol s.r.o.
Bratislava
Slovakia

2 megastores

HORNBACH
Baumarkt
Luxemburg
S.à.r.l.
Bertrange
Luxembourg
1 megastore

HORNBACH
Centrala SRL
Bucharest
Rumania

* plus further subsidiaries as depicted in complete overview provided on page 86.

Status: February 28, 2006

Macroeconomic Framework

Global economy continues to show strong growth

The upturn in the global economy driven by the growth centers of the USA and China lost hardly any of its dynamism in 2005 in spite of the jump in oil prices. The growth in the global economy showed only a marginal slowdown without any notable turbulence from 5% in 2004 to just over 4%. According to leading German economic research institutes, the rise in energy prices had a far milder impact on the economy than had been expected some time ago. This development is attributable to several factors. On the one hand, the rise in the oil price was triggered by increased demand rather than by any supply shortage. On the other hand, the global economy was supported by low capital market interest rates, rising asset values and solid company profits. At the same time, the upward trend in prices remained under control, with the rate of inflation in industrialized nations showing only a slight increase on 2004. As a result, in contrast to the oil price shocks in the seventies and eighties the central banks were not obliged to hike up interest rates. Overall, the global economy was in robust shape at the end of 2005. The economics departments at banks and economic research institutes generally see an increasing likelihood of the global upturn being maintained in 2006 and beyond.

Euro area gaining momentum

The economies in the European Union were not able to keep pace with global developments in 2005. According to the assessment published by the European Commission (Autumn Survey 2005), the euro area benefited from a revival in the second half of 2005, following a disappointing first half of the year. Industrial confidence levels have improved once more, not least as a result of increasing volumes of incoming orders. Moreover, the devaluation of the euro against the US dollar and the low level of long-term interest rates have helped to stimulate investment activity. Private consumption also gradually began to gain momentum towards the end of the year. According to Eurostat, the gross domestic product (GDP) rose by 1.3% in real terms in the euro area in 2005 (2004: 2.1%). Including the new member states (EU 25), economic growth in the European Union amounted to 1.5% (2004: 2.4%). With regard to the countries in which HORNBACH is represented with DIY megastores with garden centers, the estimates published by Eurostat revealed above-average growth rates ranging from 1.7% to around 5% for the Czech Republic, Luxembourg, Sweden and Austria.

Economic and Sector Developments in Germany

Economic growth still driven by exports

Compared with other European countries, overall developments in Germany remained somewhat meager in 2005. According to the calculations published by the Federal Statistics Office, German gross domestic product (GDP) rose by 0.9% in real terms in 2005. The economic revival seen in 2004 (plus 1.6%) thus weakened slightly. It should be noted, however, that there were fewer working days in 2005. Following adjustment to account for this calendar factor, the GDP growth of 1.1% in 2005 was on a par with the previous year. This growth was once again largely attributable to the dynamic performance shown by the export sector. Its contribution of 0.6 percentage points to the growth figure reported prior to adjustment for calendar factors provides further proof that the export sector remains the pacemaker of the German economy. However, it is also an indication of the ongoing weakness in domestic demand (growth contribution: 0.3 percentage points).

With growth of 0.1%, the public sector stagnated at virtually the same level as in the previous year. German companies, by contrast, considerably increased their investments in machinery and plant once again. Investment in plant and equipment rose by 4.0% in 2005, thus reaching its highest level since 2000 (plus 10.7%). Given that construction investments (minus 3.4%) declined more sharply than in the two previous years, however, there was a further slight overall decline (minus 0.2%) in gross fixed capital formation.

The construction sector nevertheless stabilized in the second half of the year. Construction last made a positive contribution to economic growth in 1999. Since the second half of 2005, a rise in incoming orders in the construction sector has once again provided grounds for optimism. The situation in the construction materials sector also improved in the course of the year. While sales were reported as having declined by more than 6% in the first half of the year, it was possible to reduce this downturn to 2.5% by the end of the year. The upward trend is primarily being driven by the construction of commercial property, although private housing construction has also risen once more.

Private household consumer spending also remained very subdued in 2005 once again, stagnating at the level reported for 2004 (0.0% in real terms). Among other factors, this was largely due to the purchasing power of private consumers having been reduced by the increase in energy prices, as well as to the increase in expenditure on private pension provisions.

According to official statistics, consumer prices rose by 2% in 2005. The rate of inflation was thus higher than at any time since 2000 and considerably above the average figure of 1.4% for the past ten years. In addition to higher energy prices, the rise in prices was also driven by those prices affected by the public sector (vehicle tax, tobacco tax, healthcare reform). Excluding these components, the cost of living would only have risen by 0.9%.

More than any other factor, however, it was the difficult situation on the labor market which had a negative impact on consumer demand levels. Although there was a slight improvement in the unemployment rate in Germany, in part as a result of government measures, it nevertheless remained at a high level of 12.2% at the end of February 2006 (2004/2005: 12.6%). Unemployment amounted to 10.2% in western Germany and to 19.5% in eastern Germany. The low level of consumer confidence is also reflected in the development of the savings rate, which rose from 10.5% in 2004 to 10.6% in 2005, thus reaching its highest level since 1995 (11.0%).

Since the end of 2005, however, confidence seems to be burgeoning among consumers once again. According to the monthly surveys undertaken by the Company for Consumer Research (GfK), the overall consumer climate was more positive in January 2006 than at any time since the early summer of 2001. It would appear that consumers trust the Grand Coalition government to tackle the economic and social challenges facing Germany in the right way. This is reflected in the positive assessment of economic prospects and of the development in consumers' personal income situations. There has also been an increase in the propensity to make larger purchases once again. The German retail sector could certainly benefit from this tailwind.

Rise in retail sales

Based on figures released by the Federal Statistics Office, in 2005 the German retail sector (excluding automobile retail and gas stations) reversed the negative trend seen in the previous three years. In spite of poor Christmas sales, retail sales rose by 1.5% in nominal terms (2004: minus 1.6%) and by 1.1% in real terms (2004: minus 1.7%).

According to sector estimates, there was a slight increase in sales at DIY stores and garden centers in Germany in 2005. In view of numerous discount campaigns and the addition of further sales areas, the sector continues to be characterized by intense price and crowding-out competition.

Based on figures released by the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), there were 4,392 DIY stores in Germany at the end of 2005. Sales at the DIY stores with sales areas of at least 1,000 m² per outlet increased by 1.4% to € 17.67bn (2004/2005: € 17.43bn). This sales growth came at the expense of smaller-scale DIY stores and standalone garden centers in particular. Sales at DIY stores with sales areas of less than 1,000 m² declined by 2.1% to € 4.12bn (2004/2005: € 4.21bn). The market volume of all DIY and garden stores in Germany relevant for the measurement of market share therefore showed only a slight increase from € 21.65bn in the previous year to € 21.79bn in 2005 (plus 0.7%).

DIY sales in Germany up by 0.7%.

According to the DIY reporting provided by the BHB, like-for-like sales, i.e. excluding sales at newly opened stores, declined by 0.9% (2004/2005: minus 0.5%). Until April, the performance of companies in the do-it-yourself (DIY) sector was highly unsatisfactory. After this, the figures for 2004 were exceeded in all months with the exception of temporary setbacks in July and December 2005. The 2005 garden season suffered in particular from cold and wet weather conditions in the spring. There was a sharp decline in the demand for foliage plants and garden furniture/decoration and for the leisure and handicraft product ranges. By contrast, the "construction materials", "tiles", "sanitary" and "tools/machines" product groups reported disproportionate growth. Additional non-DIY product ranges, such as automobile and bicycle accessories, as well as household goods, also contributed to sales growth in the sector. Further momentum was provided by TV home improvement series, which featured this topic in programs throughout the year and thus motivated consumers to undertake DIY projects. However, the sector did not, as had been hoped, succeed in escaping the subdued overall consumer climate in Germany.

The growth in sales areas continued apace in 2005. According to figures released by the BHB, the sales areas of all DIY and garden stores with sales areas of more than 1,000 m² increased from 15.67 million m² to 15.76 million m² (plus 0.6%). This development was driven not only by openings at new locations, but also by numerous store extension measures. The trend towards increasingly large sales areas at newly opened stores also intensified in 2005. More than one third of the newly opened outlets (33.7%) were in the size class in excess of 10,000 m², the so-called megastore segment. The equivalent figure for 1996 had amounted to just 8.9% and has since increased continuously. This has thus resulted in an increase in average sales areas, which according to the BHB rose from 5,436 m² to 5,466 m² in the category of stores with sales areas in excess of 1,000 m².



Sales Performance

Consolidated sales grow by 6.7%

Consolidated sales (net) at HORNBACH-Baumarkt-AG rose by 6.7% from € 2,094m to € 2,234m in the past financial year (March 1, 2005 to February 28, 2006).

Sales Performance by region

65% (2004/2005: 67%)



35% (2004/2005: 33%)

☐ Germany ■ International

Around 65% of sales (2004/2005: 67%) were generated by the DIY megastores with garden centers in Germany. The net sales of these stores rose by 2.8% to € 1,446m (2004/2005: € 1,406m). Our sales therefore continued to show stronger growth than the overall sector (plus 0.7%). On February 28, 2006, the sales areas of our 92 outlets in Germany (2004/2005: 88) amounted to around 930,000 m^2, with an average German store size of 10,114 m^2 (2004/2005: 9,738 m^2).

As of the balance sheet reporting date we operated a total of 32 DIY megastores with garden centers outside Germany with an average sales area of 12,157 m^2. The stores are located in Austria (11), the Netherlands (8), Luxembourg (1), the Czech Republic (5), Switzerland (3), Sweden (2) and Slovakia (2). Net sales at the international stores rose by 14.5% from € 688m to € 788m. The share of consolidated sales generated by the international stores rose from 33% in the previous year to 35% in the year under report.

Consolidated sales are generated by the five merchandise areas of hardware/electrical, paint/wallpaper/flooring, construction materials/wood/prefabricated construction components, sanitary/tiles and garden products. As in previous years, the garden division accounted for just over a fifth of sales, with the remaining sales being attributable to the traditional DIY and home improvement product ranges with the same relative weightings as in the previous year. As in the previous year, the largest share of sales was generated by the product ranges in the construction materials, wood and prefabricated construction components division, an area in which HORNBACH has traditionally had a strong focus.

0.5% increase in like-for-like sales

Like-for-like sales showed a slight improvement of 0.5% across the Group compared with the previous 2004/2005 financial year in spite of the difficult market climate. The sales performance suffered a notable slowdown as a result of the cold and wet weather conditions encroaching upon the spring season in the first quarter (-0.5%). Thanks to pleasing sales growth in the second and third quarters (+2.1% and +1.8%), we reported cumulative like-for-like sales growth of 1.1% at the end of the first nine months. The fourth quarter (December 2005 to February 2006) fell victim to extremely cold weather conditions. The extended period of snow covering, with extreme weather conditions in some parts of Europe, led to a marked cooling in the demand for DIY and home improvement products. Like-for-like sales declined by 1.5% in the final quarter.

Like-for-like sales performance by quarter in 2005/2006

€ 000s	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Financial Year
Group	-0.5	2.1	1.8	-1.5	0.5
Germany	-1.3	0.7	-0.2	-4.3	-1.1
International	1.2	5.0	5.7	3.9	3.9

The sales performance in Germany during the period under report was in line with the trend in the overall market. At the end of the financial year, the like-for-like sales of the German HORNBACH stores were down 1.1% on the previous year. Apart from weather conditions, the slight decline in like-for-like sales is attributable to the intractably low levels of consumer confidence. The considerable increase in energy costs for heating, electricity and mobility can also be assumed to have played a part in putting a damper on consumers' willingness to invest in larger-scale renovation projects. According to estimates compiled by the Federal Statistics Office, each private household had to spend around € 180 more on gasoline, diesel, natural gas and heating oil in 2005.

The intense price competition in the German DIY sector also left its mark on the company's sales performance. However, our permanent low price strategy enabled us to clearly differentiate ourselves in customers' minds from the further intensification in discount campaigns on the part of the competition. There was an increase in customer frequency levels compared with the previous year.

Our growth in the 2005/2006 financial year was primarily driven by the international business, where we once again surpassed the high figures already reported for the previous year. The HORNBACH stores in the seven countries outside Germany reported growth of 5.0% and 5.7% in the second and third quarters alone, before also suffering a slight decline in dynamism in the final quarter. By the end of the financial year the international store nevertheless reported considerable like-for-like sales growth of 3.9%. This proves how successful HORNBACH has been in establishing its unmistakable concept in customers' minds.

Like-for-like sales growth of 3.9% in other countries.

Market position strengthened

We succeeded in extending our market position as one of the leading DIY store operators in Europe in the difficult 2005/2006 financial year as well. Since 1998, HORNBACH has increased its sales in its core German market by more than 60%, while sales in the overall DIY sector (excluding HORNBACH) stagnated over the same period. This is clearly reflected in the development of our market share. As a percentage of the total sales of all German DIY stores and garden centers (€ 21.79bn in 2005 according to the BHB), our market share rose from 4.9% in 1998 to 7.7% in 2005 (2004: 7.6%).

The expansion into other European countries has from year to year lent further weight to the HORNBACH DIY megastores with garden centers operating in the respective country markets. In all countries apart from Sweden, where the store network still has to achieve a critical mass, we are among at least the five leading companies in the sector.

124 HORNBACH stores in eight countries

We opened a total of eight DIY megastores with garden centers during the 2005/2006 financial year. The ninth HORNBACH location in Greater Berlin was opened at Berlin-Neukölln. Stores were also opened in Germany in Frankfurt am Main, Würzburg and Kiel. At the end of December, HORNBACH celebrated the opening of its first store in Munich, which is located in the district of Fröttmaning. One location in Mannheim which was no longer up-to-date was closed. The store networks in other European countries were expanded by the openings in Malmö (Sweden), Košice (Slovakia) and in Hradec Kralové (Czech Republic). The stores newly opened during 2005/2006 have an average sales area of 14,000 m².

In the course of the financial year, our network of locations rose to 124 DIY megastores with garden centers (2004/2005: 117). With total sales areas of around 1,320,000 m², the average sales area per store is now in excess of 10,600 m² (2004/2005: approx. 10,200 m²). HORNBACH has thus further underlined its unique position among European DIY store operators in the megastore segment involving sales areas of more than 10,000 m².

Earnings Performance

In line with forecasts issued during the year, our earnings performance during the period under report failed to match the record figures reported for the previous year. At € 70.2m, our operating earnings (EBIT) were 22.9% lower than the previous year's figure (€ 91.0m). Consolidated earnings before taxes fell from € 68.0m in the previous year to € 43.6m (minus 35.9%).

The unfavorable earnings performance compared with the previous year was mainly attributable to the unsatisfactory like-for-like sales performance in the first and fourth quarters, coupled with a decline in the gross margin and higher costs at the stores and in the administration.

Key Earnings Figures for the HORNBACH-BAUMARKT-AG Group

Key Figures (€ million, unless otherwise stated)	**2.28.2006**	**2.28.2005**	**Change**
Net sales	2,234	2,094	6.7%
of which in other European countries	788	688	14.5%
Like-for-like sales growth	0.5%	1.5%	
EBITDA	136.7	152.3	-10.3%
EBIT	70.2	91.0	-22.9%
Earnings before taxes	43.6	68.0	-35.9%
Consolidated net income	24.9	43.3	-42.4%
EBITDA margin	6.1%	7.3%	
EBIT margin	3.1%	4.3%	
Gross margin	35.7%	36.4%	
Store expenses as % of net sales	29.5%	28.8%	
Pre-opening expenses as % of net sales	0.5%	0.5%	
Administration expenses as % of net sales	4.1%	3.9%	
Tax rate	42.7%	36.3%	

The gross profit at the HORNBACH-Baumarkt-AG Group declined as a percentage of net sales (gross margin) from 36.4% to 35.7%. This was primarily attributable to the consistent implementation of the permanent low price strategy. Retail prices were reduced slightly once again during the 2005/2006 financial year in order to safeguard the company's price leadership in Germany and abroad. The price adjustments had a negative impact on the gross margin and could not be compensated for in full before the end of the financial year. However, a considerable overall reduction was achieved in the year-on-year decline in the gross margin in the second half of the financial year.

Pre-opening, selling and store, general and administration expenses

Following eight new store openings during the 2005/2006 financial year (2004/2005: five), pre-opening expenses rose by around 12% to € 10.9m (2004/2005: € 9.7m). At 0.5%, these expenses remained constant as a percentage of net sales. This item includes those expenses incurred prior to the opening of a new HORNBACH DIY megastore with a garden center. These mainly involve personnel expenses.

Selling and store expenses rose as a percentage of sales at the Group in the 2005/2006 financial year. These expenses amounted to € 660.1m (2004/2005: € 603.9m). Selling and store expenses amounted to 29.5% of net sales during the year under report (2004/2005: 28.8%). The rise in selling and store expenses is principally due to the expansion, with new HORNBACH stores being opened in Germany and abroad. On the one hand, more new stores were opened than in 2004/2005 and on the other hand the store opening program was launched two months earlier than in the previous year. Seven of the eight stores opened in 2005/2006 involved large-scale DIY megastores with garden centers and combined drive-in builders' merchant facilities, which involve around 3,000 m² more space on average than the "traditional" HORNBACH stores without drive-in facilities. This is reflected in the increase in costs of premises and operating expenses.

Finally, a higher level of rental expenses also contributed to the rise in selling and store expenses. Rental agreements were concluded within the framework of sale and lease back transactions for eight HORNBACH stores during the 2005/2006 financial year (2004/2005: five).

General and administration expenses, which amounted to € 92.3m (2004/2005: € 81.6m), also rose as a percentage of sales at the Group in the 2005/2006 financial year. This is partly due to the conversion of the former merchandising system to SAP. Moreover, this item also still includes start-up expenses relating to the establishment of administration structures in Sweden, Slovakia and Rumania. The administration expenses quota (as a percentage of net sales) rose from 3.9% to 4.1%.



The personnel expenses included within the selling and store, general and administration, and pre-opening expenses, rose by 7.9% from € 340.4m to € 367.4m. This is chiefly due to the introduction of SAP, to measures to optimize operating processes and to further improvements in customer service at the stores.

At € 66.5m, the depreciation and amortization of long-term assets was 8.5% higher than the previous year's figure (€ 61.3m). This figure includes extraordinary depreciation of € 5.5m (2004/2005: € 4.3m) undertaken on real estate not used for operating purposes as a result of a decline in its current value or recoverable amount. This has been reported under other income and expenses.

Other income and expenses

The other income and expenses reported in the income statement principally relate to income from advertising allowances, income from the disposal of assets, income from insurance payments in connection with flood damage at the Littau store (Switzerland), income from the release of provisions, income from exchange rate differences and miscellaneous income. This is mainly offset by expenses relating to the damages incurred by the flooding of the Littau store (Switzerland), extraordinary depreciation and amortization, and expenses relating to exchange rate differences.

Other income and expenses rose by 51.1% to € 35.0m in 2005/2006 (2004/2005: € 23.2m), mainly as a result of the sale of four retail properties (2004/2005: three). The new HORNBACH stores in Berlin-Neukölln and Kiel, the existing stores in Vogelsdorf and Remseck, as well as two builders' merchants centers in Switzerland, were sold during the financial year to real estate companies and rented back on a long-term basis. The sale and lease back transactions generated profits amounting to € 15.1m (2004/2005: € 10.2m).

Consolidated earnings down on previous year

The earnings before interest, taxes, depreciation and amortization (EBITDA) of the HORNBACH-Baumarkt-AG Group declined by 10.3% to € 136.7m (2004/2005: € 152.3m). The EBITDA margin (as a percentage of net sales) therefore dropped in the 2005/2006 financial year from 7.3% to 6.1%. Earnings before income and taxes (EBIT) decreased by 22.9% to € 70.2m (2004/2005: € 91.0m). The EBIT margin amounted to 3.1% (2004/2005: 4.3%). Mainly as a result of the interest expenses relating to the corporate bond, net financial expenses deteriorated from minus € 23.0m to minus € 26.6m.

Consolidated earnings before taxes fell from € 68.0m to € 43.6m. The return on sales before taxes reduced from 3.2% to 1.9%.

EBITDA 2005/2006 by region


44% (2004/2005: 38%)
1%
55% (2004/2005: 62%)

The consolidated net income of the HORNBACH-Baumarkt-AG Group is reported at € 24.9m, compared with € 43.3m in the previous year (minus 42.4%). The sharper decline in net income than in consolidated earnings is attributable to the increase in the tax rate compared with the previous year. The tax rate rose from 36.3% to 42.7%. This increase is due on the one hand to the fact that the interest incurred on the corporate bond in Germany has to be classified as interest on permanent debt for trade tax calculation purposes. On the other hand, there was a non-period tax charge amounting to € 2.7m, given that the losses carried forward at the Lafiora garden centers may no longer be used for tax purposes since business operations at these locations are due to be discontinued in future (see Events Subsequent to the Reporting Date).

The return on sales after taxes fell from 2.1% to 1.1%. Having accounted for the 102,490 new shares which arose in 2005/2006 on account of the company's 1999 share option plan, the Group's undiluted earnings per share calculated in accordance with IFRS declined from € 2.88 to € 1.64.

EBIT 2005/2006 by region


58% (2004/2005: 42%)
1%
41% (2004/2005: 58%)

☐ Germany ■ International
☐ Consolidation

Higher earnings contributions from international business

The segmental reporting reveals a further increase in the significance of the international activities for the performance of the overall Group in the 2005/2006 financial year.

The EBITDA in **Germany** amounted to € 74.8m (2004/2005: € 95.3m). This is equivalent to a 55% share of the EBITDA of the Group (2004/2005: 62%). The EBIT contribution from Germany dropped from € 53.0m to € 28.3m. The domestic share of operating earnings thus declined significantly from 58% to 41%.

The HORNBACH International subgroup, at which all of the Group's activities outside Germany are pooled, generated significantly higher earnings contributions in comparison with the previous year. At € 61.0m (2004/2005: € 57.2m), the EBITDA of **the international business** made up around 44% (2004/2005: 38%) of the EBITDA of the HORNBACH-Baumarkt-AG Group. The operating earnings (EBIT) of the international business rose from € 38.2m to € 41.0m, equivalent to an increase in the international share from 42% to 58%.

If these figures are compared with the respective share of sales (2005/2006: 35%), the significance of the HORNBACH stores in other European countries for the Group's earnings performance becomes apparent. At the same time, this also reflects the success of the Group's international expansion strategy. HORNBACH has succeeded in rolling out its large-scale retail format, which moulds the competition, as an "export hit" in a wide variety of country markets and has gradually acquired market share.

Although the competitive climate was similarly difficult to that in Germany, our HORNBACH DIY megastores with garden centers in **Austria** succeeded in raising their like-for-like sales in the 2005/2006 financial year and in making a satisfactory contribution to the Group's earnings. No new stores were opened during the 2005/2006 financial year. At the reporting date, the network of locations in Austria comprised 11 stores with sales areas totaling 131,000 m^2.

The HORNBACH DIY megastores with garden centers in the **Netherlands** reported a highly pleasing earnings performance. This development was mainly attributable to considerable like-for-like sales growth, as well as to an improvement in cost ratios. There were also no new store openings in the country during the 2005/2006 financial year. At the reporting date, the HORNBACH store network in the Netherlands consisted of eight megastores with sales areas totaling around 82,400 m^2.

The HORNBACH DIY megastore with a garden center opened in **Luxembourg** in 1998 maintained its successful performance during the year under report, with further growth in sales and earnings.

The HORNBACH stores in the **Czech Republic** can also look back on a pleasing year. We opened the fifth outlet in this high-growth eastern European market at Hradec Kralové in October 2005. Sales and earnings were in excess of the previous year's figures in spite of the pre-opening expenses. The extension of our store network to 62,500 m^2 enabled us to further expand our market position during the 2005/2006 financial year.

The popularity of the unmistakable HORNBACH concept is reflected in the pleasing sales and earnings performance witnessed in **Switzerland**. It should be noted in this respect that the severe floods in central Switzerland in August 2005 resulted in the flooding of the store in Littau and to its subsequent closure for four weeks as a result of the clearing up and renovation work. HORNBACH operates at three locations in Switzerland, with sales areas totaling 35,100 m^2.

The increase in sales in **Sweden** during the 2005/2006 financial year was primarily due to the company's expansion. The earnings performance, however, was still negatively impacted by the opening of the new store in Malmö. We currently operate two locations in Sweden with total sales areas of around 29,000 m^2.

The opening of a large DIY megastore and garden center with a drive-in builders' merchant facility in Košice marked the opening of the second HORNBACH location in **Slovakia**. Total sales areas now amount to almost 32,000 m^2. The sales and earnings performance reflect a high level of acceptance by the consumers in this new EU member state.

Proposed dividend

In spite of the lower level of earnings compared with the previous year, the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG will, as in the previous year, be proposing the payment of a dividend of € 0.87 per ordinary share for approval by the Annual General Meeting on July 13, 2006. This is in keeping with the longstanding continuity of our dividend policy. The dividend has remained stable since the 1994/1995 financial year.

Financial Situation

Principles and objectives of the Group's financial management

Financing measures are undertaken by the central Group Treasury department at HORNBACH-Baumarkt-AG. Such measures also include granting assistance to subsidiaries in the form of guarantees and letters of comfort. The central organization of financial management activities enables the HORNBACH Group to maintain a uniform presence on the financial market and to provide centralized liquidity management for the overall Group.

The information required for efficient liquidity management is provided by rolling group financial planning encompassing all relevant companies, which is updated on a monthly basis and has a budgeting horizon of 12 months. This tool also provides short-term financial forecasting which is updated on a daily basis.

On the basis of the information available, the financing requirements of individual units within the Group are initially settled using surplus liquidity from other group companies by means of a cash pooling system. Such liquidity bears interest at market rates on the basis of internal group loan agreements.

External financing requirements are covered by taking up loans from banks and on the capital market. Furthermore, DIY store properties are sold to investors upon completion, with their subsequent utilization being secured by rental agreements (sale and lease back). Efforts are made in this respect to meet the criteria set out in IAS 17 concerning classification as "Operating Leases".

Financial debt

At the balance sheet reporting date on 2.28.2006, the net financial liabilities of the Group amounted to € 443.1m (2004/2005: € 398.5m) and were structured as follows:

Type of financing	**Liabilities broken down into remaining terms**							
€ million	**< 1 year**	**1 to 2 years**	**2 to 3 years**	**3 to 4 years**	**4 to 5 years**	**> 5 years**	2.28.2006 Total	**2.28.2005 Total**
Short-term bank liabilities [1]	7.3						**7.3**	**7.9**
Mortgage loans	94.0	29.0	22.6	19.5	16.7	74.7	**256.5**	**282.6**
Other loans [2]	1.3	2.6	1.3	0.0	0.0	0.0	**5.2**	**4.5**
Bonds [3]		0.2				240.6	**240.8**	**239.6**
Obligations relating to derivatives	2.8						**2,8**	**3,3**
Financial leasing	0.6	0.1	0.2	0.2	0.2	1.7	**2.9**	**3.8**
Total financial liabilities	**106.0**	**31.9**	**24.1**	**19.7**	**16.9**	**317.0**	**515.5**	**541.7**
Cash and cash equivalents							**72.4**	**143.2**
Net financial liabilities							**443.1**	**398.5**

(Rounded up to nearest € million)

[1] financing facilities with a nominal term of under one year (overdraft and short-term interim financing facilities) and interest provisions
[2] loans not secured by mortgages with a nominal term of longer than one year
[3] the costs of € 10.9m relating to the corporate bond of € 250m have been proportionately spread over a term of 10 years

Permanent improvement to capital resources

The inflow of funds from the bond amounting to € 250m issued in November 2004 with a term of ten years and an interest coupon of 6.125% has been used to repay the short-term financing facilities of the Group in full and to provide additional liquidity for the further growth of the company.

As a result, the Group had no short-term financing facilities at the reporting date on 2.28.2006. The short-term financial debt (up to 1 year) amounting to € 106.0m consists of interest provisions (€ 7.3m), liabilities in connection with derivative financial instruments (€ 2.8m) and the short-term portion of long-term financing facilities (€ 95.9m).



At the end of the 2005/2006 financial year, the long-term assets amounting to € 629.1m (2004/2005: € 650.9m) were countered by long-term liabilities amounting to € 476.7m (2004/2005: € 560.5m).

The financing of the Group has been further positively affected by structural changes in the committed credit lines. Credit lines with terms of several years (committed credit lines) have been agreed to replace credit lines terminable at any time (agreed until further notice). At the reporting date on 2.28.2006, the Group had free credit lines of € 216.8m at customary market conditions. In order to provide the maximum possible degree of flexibility, all major group companies have credit lines denominated in their local currency, in most cases from local banks.

Whenever possible, the long-term mortgage loans are agreed with fixed interest rates up to the end of their respective terms. In those cases where it is not possible to agree long-term fixed interest rates, corresponding interest swaps are concluded for the variable loans. The interest swaps enable the floating interest rates of the loans to be exchanged for fixed interest rates. In line with internal risk principles, derivative financial instruments are used solely for hedging purposes. The nominal values and the valuation of existing derivative financial instruments have been depicted in the notes to the financial statements (Notes on the Consolidated Balance Sheet, (34) Financial Instruments).

As of the balance sheet reporting date, land charges amounting to € 344.8m had been provided as security for existing mortgage loans (2004/2005: € 402.8m). No assets had been provided as security for the credit lines or bond. The bond and the credit lines are dependent on compliance with customary bank covenants. These regularly involve pari passu clauses and negative pledge declarations for the bond and the committed credit lines, as well as compliance with certain financial ratios, such as interest cover. The interest cover, dynamic debt/equity ratio, equity ratio and company liquidity (cash and cash equivalents, plus unutilized committed credit lines) are monitored on a monthly basis within the framework of the internal risk management. Further key figures are calculated on a quarterly basis. In the event of the values falling short of certain target levels, then countermeasures are initiated at an early stage.

Key Financial Figures of the HORNBACH-Baumarkt-AG Group

Key Figure	Definition	2.28.2006	2.28.2005
Net financial liabilities	Short-term financial liabilities + long-term financial liabilities - cash and cash equivalents	€ 443.1m	€ 398.5m
Interest cover	EBITDA / Net financial expenses	5.1	6.6
Dynamic debt/equity ratio	Net financial liabilities / EBITDA	3.2	2.6

High priority is accorded to the maintenance of an extensive liquidity cushion in the form of cash and cash equivalents and unutilized credit lines. Financial funds amounted to € 72.4m as of the balance sheet reporting date (2004/2005: € 143.2m).

Investments totaling € 141m

The HORNBACH-Baumarkt-AG Group invested a total of € 141.2m during the 2005/2006 financial year (2004/2005: € 87.9m), primarily in land, buildings, and plant and office equipment for existing and new DIY megastores with garden centers. The funds of € 144.3m for the cash-effective investments (2004/2005: € 92.2m) were acquired from the cash flow from operating activities (€ 16.4m), from the corporate bond (€ 31.8m) and chiefly from the sale of real estate (sale and lease back) amounting to € 96.1m.

Of the investment total, around 56% related to new real estate, including prepayments made and assets under construction. Around 44% of the investment total involved the replacement and extension of plant and office equipment, as well as intangible assets (primarily IT software).

The most significant investment projects related to the DIY megastores with garden centers opened during the 2005/2006 financial year in Kiel, Frankfurt-Niedereschbach and Berlin-Neukölln, the repurchase of the DIY megastore with a garden center in Braunschweig, the extension of the existing South and North logistics centers and of the head office at Bornheim and the acquisition of land for the further expansion of the company.

The stores in Remseck, Berlin-Neukölln, Kiel and Vogelsdorf* were sold during the reporting period to real estate companies and rented back on a long-term basis (sale and lease back). As in the past, the sale and lease back transactions served to release funds to finance the company's further growth. The utilization rights have been secured on a long-term basis. Rental extension and purchase options have also been agreed in most cases.

A total of € 5.6m (2004/2005: € 13.6m) was invested in hardware upgrades, software licenses and the SAP implementation. The former central merchandising system was replaced by SAP at the beginning of the 2005/2006 financial year. Following the conversion of the central merchandising system, 46 stores

* Sale as of 2.28.2006, inflow of funds during the 2006/2007 financial year

and the logistics centers were converted to SAP Retail during the 2005/2006 financial year. The conversion is scheduled to be completed by the end of the 2007/2008 financial year.

Cash flow statement

Cash flow statement (abridged) € million	2005/2006	2004/2005	Change
Cash flow from operating activities	16.4	124.3	-86.8%
of which funds from operations [1]	81.9	105.5	-22.4%
of which change in working capital [2]	-65.5	18.8	-448.4%
Cash flow from investment activities	-48.2	-69.1	30.2%
Cash flow from financing activities	-39.3	39.2	-200.3%
Cash-effective change in cash and cash equivalents	-71.1	94.4	-175.3%

[1] Consolidated earnings after taxes, plus depreciation and amortization of long-term assets, plus changes in provisions, minus profits on disposals of long-term assets, plus/minus other income/expenses with no cash effect

[2] Difference between "Change in inventories, accounts receivable and other assets" and "Change in accounts payable and other liabilities"

The cash flow from operating activities dropped in the 2005/2006 financial year from € 124.3m to € 16.4m. In addition to the decline in consolidated net income, this development was primarily attributable to inventories, which rose by € 69.7m. This increase on the one hand reflects the further expansion of the HORNBACH-Baumarkt-AG Group. A total of eight new DIY megastores with garden centers and a further logistics center commenced operations in the 2005/2006 financial year. On the other hand, the improvement in the presentation and stocking of merchandise led to an increase in inventories as of the balance sheet reporting date.

It was possible to reduce the outflow of funds for investment activities from € 69.1m to € 48.2m. In this respect, investments, which rose by € 52.1m to € 144.3m, were countered by a higher level of proceeds from the disposal of long-term assets, which amounted to € 96.1m (2004/2005: € 23.1m).

As a result of the repayment of existing financial debt, the outflow of funds for financing activities amounted to € 39.3m in the 2005/2006 financial year, compared with an inflow of funds amounting to € 39.2m from financing activities in the previous year. Financial debt was reduced from € 541.7m to € 515.5m.

The decline in cash and cash equivalents and simultaneous decline in financial debt is the result of the strategy that the further growth of the company should wherever possible be financed with its available liquidity, rather than by drawing on short-term credit lines.

Rating

Since 2004, the creditworthiness of the HORNBACH-Baumarkt-AG Group has been assessed by the leading international rating agencies Moody's Investors Service and Standard & Poor's as follows:

Moody's: Ba2
Standard & Poor's: BB

Both ratings include stable outlooks and were confirmed without any changes in January (Standard & Poor's) and February (Moody's) 2006.

Asset Situation

Balance Sheet of the HORNBACH-BAUMARKT-AG Group (Abridged Version)

€ million	2.28.2006	2.28.2005	Change
Long-term assets	629.1	650.9	-3.3%
Short-term assets	656.8	622.9	5.4%
Total assets	**1,285.9**	**1,273.8**	**1.0%**
Shareholders' equity	415.3	398.6	4.2%
Long-term liabilities	476.7	560.6	-15.0%
Short-term liabilities	393.9	314.6	25.2%
Equity and liabilities	**1,285.9**	**1,273.8**	**1.0%**

Total assets rose by € 12.1m, or by 1.0%, compared with the previous year to € 1,285.9m. The rise in total assets reflects the further expansion of the HORNBACH-Baumarkt-AG Group, which is mainly apparent in the rise in inventories.

Following the exercising of subscription rights in connection with the 1999 share option plan during the 2005/2006 financial year, a total of 102,490 new non-par ordinary shares in the company were issued by means of a conditional capital increase. The issuing of these new shares resulted in the company's share capital increasing by € 307,470 to its current total of € 45,600,960.00, which is divided into 15,200,320 (2004/2005: 15,097,830) ordinary shares.

The equity of the Group as stated in the balance sheet amounted to € 415.3m at the end of the financial year (2004/2005: € 398.6m). At 32.3%, the equity ratio has thus increased on the previous year's figure (31.3%).

Long-term and short-term assets

Long-term assets amounted to € 629.1m at the balance sheet reporting date (2004/2005: € 650.9m) and thus made up around 49% of total assets (2004/2005: 51%). Property, plant and equipment, as well as real estate let to third parties and reserve land, declined by € 24.7m (4.0%) from € 609.8m to € 585.1m. In this respect, the additions to assets of € 133.8m were countered by depreciation amounting to € 61.6m. The disposals of assets amounting to € 84.6m primarily related to the four real estate properties and two builders' merchants centers disposed of within the framework of sale and lease back transactions during the financial year. Moreover, the initial application of IFRS 5 during the 2005/2006 financial year resulted in properties of € 14.5m earmarked for disposal being reported for the first time separately under short-term assets. These properties had been reported under property, plant and equipment in the previous year.

Short-term assets rose by 5.4% from € 622.9m to € 656.8m and thus made up around 51% of total assets (2004/2005: 49%). This increase is principally due to the increase in inventories and other assets, as well as to the statement of properties earmarked for disposal under short-term assets for the first time, as well as to the simultaneous decline in cash and cash equivalents. Inventories rose by 16.4% (€ 69.7m) from € 426.2m to € 496.1m. In addition to the increase in connection with the company's expansion as a result of the opening of eight new DIY megastores with garden centers and the commencement of operations at a further logistics center, the increase in inventories as of the balance sheet reporting date was mainly attributable to the increased share of imports and to the targeted improvement of merchandise availability and presence for the forthcoming spring season. Accounts receivable and other assets (including receivables in connection with taxes on income) rose by € 20.5m from € 53.3m to € 73.8m. This was chiefly due to increased tax receivables (€ 4.9m), receivables in connection with insurance payments for the flood damage at our store in Littau (Switzerland) (€ 4.6m) and to a higher level of receivables in connection with sale and lease back transactions (€ 3.5m).

Long-term and short-term liabilities

Liabilities, including provisions, amounted to € 870.6m at the balance sheet reporting date on February 28, 2006, compared with € 875.2m in the previous year. Long-term liabilities fell from € 560.6m to € 476.7m. The reduction of € 83.9m in long-term liabilities is mainly due to the reclassification of loans due for payment in the coming financial year as short-term liabilities. Long-term liabilities include deferred tax liabilities amounting to € 52.4m (2004/2005: € 46.8m). The change in the maturity structure of the loans is also apparent in the short-term liabilities, which rose by € 79.3m from € 314.6m to € 393.9m. Short-term financial debt increased in the course of the reclassification referred to above by 164% from € 40.1m to € 106.0m as of February 28, 2006.

Accounts payable and other liabilities rose, in part as a result of the increased stocking of inventories, by a total of € 14.8m to € 229.0m as of the balance sheet reporting date (2004/2005: € 214.2m).

Key Balance Sheet Figures of the HORNBACH-BAUMARKT-AG Group

Key Figure	Definition	2.28.2006	2.28.2005
Equity ratio	Equity / Total assets	32.3%	31.3%
Return on equity	Annual net income / Average equity	6.1%	11.4%
Return on total capital	NOPAT [1] / Average total capital [2]	5.3%	7.4%
Debt/equity ratio (gearing)	Net debt / Equity	106.7%	100.0%
Additions to long-term assets, including advance payments for land		€ 141.2m	€ 87.9m
Net working capital	Short-term assets less cash and cash equivalents less accounts payable	€ 407.4m	€ 317.3m
Inventory turnover rate	Sales input / Average inventories	3.1	3.1

[1] "Net operating profit after tax". Defined as EBIT minus standardized tax rate of 38% for HORNBACH Group.
[2] Average total capital defined as average equity plus average net debt

Financing instruments not reported in balance sheet and rental obligations

In addition to the DIY megastores with garden centers owned by the HORNBACH-Baumarkt-AG Group and the DIY megastores with garden centers used on the basis of financial leasing agreements, there are 40 stores and one logistics center which are let from the associate company HORNBACH Immobilien AG or its subsidiaries, as well as 50 DIY megastores with garden centers which are let from third parties. Moreover, there is also a small number of additional leasehold, leasing and rental agreements for pieces of land.

The obligations under rental, hiring, leasehold and leasing contracts relate exclusively to rental agreements for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS accounting standards (Operating Lease).

The rental agreements principally relate to DIY megastores in Germany and other countries. The terms of the rental agreements amount to between 15 and 20 years, with subsequent rental extension options. The respective agreements include rent adjustment clauses.

At 2.28.2006, the obligations under rental, hiring, leasehold and leasing contracts amounted to € 1,192.1m (2004/2005: € 1,024.0m). The increase chiefly relates to the rental agreements newly concluded with third parties for eight DIY megastores with garden centers and for three builders' merchants centers. Moreover, rental agreements were also concluded during the 2005/2006 financial year with HORNBACH Immobilien AG or its subsidiaries in respect of two DIY megastores with garden centers and one logistics center.

Overall assessment of the earnings, financial and net asset situation

The HORNBACH-Baumarkt-AG Group successfully maintained its ground in very difficult circumstances during the 2005/2006 financial year and strengthened its market position. As a result of the intense price competition in Germany and the extreme weather conditions in some cases in parts of Europe, it was, as expected, not possible to achieve the record earnings reported for the previous year. We nevertheless succeeded in achieving above-average sales growth compared with the overall sector and thus in further expanding our market position in Germany. Pleasing developments were reported by our international activities, which further expanded their share of sales and earnings. The expansion outside Germany has thus broadened the foundation for further growth and made the performance of the overall Group more independent of the intensely competitive situation in Germany. The equity ratio increased to 32.3%. The capital structure has improved. In view of the broad spectrum of financing sources, we have a high degree of security and flexibility for financing our further growth. Overall, the economic situation of the Group is satisfactory.



Non-Financial Performance Indicators

HORNBACH creates 459 new jobs

The growth of the Group is also reflected in the number of its employees. At the reporting date on February 28, 2006, there were 11,419 individuals (2004/2005: 10,960) in active fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries. This represents an increase of 459, or 4.2%, on the end of the previous financial year in February 2005. The number of employees in Germany rose from

7,229 to 7,579 (plus 350). Our company has thus once again lived up to its reputation as a job machine. The number of employees in other countries rose from 3,731 to 3,840. As an annual average and converted into full-time equivalents, the overall HORNBACH-Baumarkt-AG Group had 10,046 employees (2004/2005: 9,407).

During the year under report an average of 631 young people (2004/2005: 596) were provided with a training position in one of 13 different fields. The largest share of these were the 361 trainees aiming to qualify as retail sales personnel (2004/2005: 339).

Moreover, the store and administration employees also took part in numerous training measures. Almost 200 men and women took part in the management training program preparing them for promotion to section managers, assistant store managers or store managers. Around 6,600 employees in Germany and abroad had the opportunity of enhancing their expertise at more than 900 training sessions organized by the Training/Multimedia division. The SAP launch alone was accompanied by 750 training sessions.

Further enhancement of the HORNBACH format

HORNBACH has longstanding experience built up over several decades in the operation of large-scale DIY stores with garden centers. This is also reflected in the average store size, which has most recently risen to around 10,600 m^2. We are the market leaders in the DIY megastore segment in Europe. At the same time, our store network is also one of the most homogenous in Europe. More than 80% of sales areas at the reporting date relate to stores which are larger than 10,000 m^2.

Market leader in DIY megastore with garden center segment.

During the 2005/2006 financial year, we further refined the megastore concept both for existing stores and for the stores planned to be newly opened. Seven of the eight DIY megastores with garden centers opened during the financial year included a combined drive-in builders' merchant facility. Since the launch of this new store format in Gothenburg (Sweden) in October 2003, the number of these flagship stores, which have an average size of 15,000 m^2, has increased to twelve (2004/2005: five). The drive-in concept is intended to enable customers to load cumbersome and heavy goods, such as construction materials, conveniently and directly into their vehicles, to combine this with purchases in the DIY store, and to pay for all of these goods at one checkout. HORNBACH has thus underlined its traditional expertise in the construction-related goods segment. Moreover, the variety of the products and services offered by the company has enabled increasing numbers of professional customers to be acquired.

However, the development of the company during the year under report did not solely focus on the rollout of this new store format, but also ensured that older stores were gradually brought in line with the latest standards. When transferring proven concepts to existing sales areas (best practice approach), we benefit from the homogeneity of our national and international network.

Customer satisfaction: top marks for HORNBACH

The guiding principle behind the ongoing enhancement of the HORNBACH concept is the focus on the needs of our project customers. The key criteria for our customers include the easy accessibility of the stores, the stocking of large quantities of articles, the attractive presentation of merchandise, the highest levels of competence in the composition of the product ranges and in the specialist advice provided and not least a reliable price strategy. A whole series of consumer surveys and sector studies have shown that HORNBACH further sharpened its profile as the preferred DIY store for project-oriented customers in the past year. The response shown by consumers has been very pleasing.

According to the "Kundenmonitor Deutschland 2005" survey undertaken by the Munich-based company Servicebarometer AG, there is no other large DIY store chain with which German DIY customers are as satisfied as they are with HORNBACH. With a customer satisfaction index of 2.35, HORNBACH for the first time achieved top position among all large providers. In particular, HORNBACH clearly outperformed the competition in the categories of value for money, specialist advice, product quality and variety of product range.

Customers convinced by permanent low prices and quality of advice.

Further surveys undertaken in Germany and other countries in 2005/2006 underlined the high acceptance levels enjoyed by the HORNBACH DIY megastores with garden centers. In an online survey undertaken by the Cologne-based company ServiceRating GmbH among nearly 1300 DIY customers at the end of 2005, for example, the company was the clear winner in terms of customer satisfaction. In the summer of 2005, HORNBACH won an extensive DIY test, particularly as a result of the high quality of advice provided. This involved TV teams from the German broadcaster ARD testing the five largest DIY competitors over a period of several weeks. HORNBACH has also distinguished itself in other countries. In a survey undertaken by the Company for Consumer Research (GfK) among 4,000 consumers in the Netherlands, HORNBACH was named as the best DIY store. When comparing prices at the five leading DIY operators, the Swiss consumer magazine K-TIPP found that "HORNBACH is by far the least expensive" (K-TIPP SPEZIAL "Haus & Garten" 1/2006).

The pressure on prices remained equally high in the past financial year. In this competitive climate, we were uncompromising in our adherence to our permanent low price strategy, which enabled us to differentiate ourselves from the discount campaigns undertaken by competitors. This pricing policy was also supported by independent studies (Mercer Management Consulting; Institut für Handelsforschung). These found that customer satisfaction was primarily dependent on the pricing structure, but that satisfaction levels were determined by normal prices rather than campaign prices. Consumers viewed retail stores with permanently low prices as being less expensive overall than stores which advertised with special offers. According to Mercer, HORNBACH's permanent low price strategy has enabled it to establish a solid foundation for achieving sustainable, above-average growth and higher long-term earnings power.

It is not possible in all cases to ensure that customers are satisfied with their experience of shopping at HORNBACH. These cases are handled by our complaints management system. This provides us with important indications as to the strengths and weaknesses of operations at our stores and thus acts as a management instrument for optimizing customer satisfaction levels. Each problem is solved in cooperation with the HORNBACH stores in a maximum of one to two days. In the case of product complaints, the procurement department and the supplier are also informed. Complaints are evaluated on a monthly basis. A total of 919 cases were processed in the 2005/2006 financial year, which was around 7% lower than in the previous year. The success of this measure is also reflected in the number of cases where positive feedback was received following such handling, which rose by 13%.

Third logistics center commences operations

A sophisticated merchandise management system in conjunction with a homogeneous store network represents one key factor in the successful operation of DIY megastores across Europe. HORNBACH has created a competitive advantage for itself in the form of its logistics concept, which has achieved recognition in the international retail sector. Its logistics combines direct supplies to stores, indirect deliveries via central warehouses and cross docking. Considerable funds have been invested in the development of the logistics centers in recent years.

The most recent milestone involved the strategic extension of group logistics during the 2005/2006 financial year. HORNBACH-Baumarkt-AG commenced operations at the third logistics center of the HORNBACH Group in Vilshofen near Passau in Lower Bavaria in October 2005, following a construction period of only seven months. As at the other two centers, this location is used on the one hand to store imported goods and seasonal articles. On the other hand, we also supply the HORNBACH outlets in south-eastern Germany and in Austria, the Czech Republic and Slovakia from this new cross docking point.

HORNBACH's logistics centers also enable the company to make a sustainable contribution towards protecting the environment. The pooling of supplier deliveries enables thousands of truck journeys to be avoided. Moreover, the railroads are used for transportation. The imported goods are transported from Hamburg to Regensburg by around 2,000 container trains per year. Only when it has reached Regensburg is the merchandise transferred by road to the logistics center near Passau.



New era in information technology

From an information technology perspective, the 2005/2006 financial year was characterized by the heading of "Integration with SAP". Following the successful conversion of the Group's finance and accounting activities to SAP in the previous year, the main focus in the past year was on replacing the former merchandising system with SAP. The system went live on March 1, 2005, initially only for central applications at the company's head office.

A total of 46 HORNBACH DIY megastores with garden centers were connected to the new SAP merchandising system in the course of the 2005/2006 financial year. In order to enhance functionality and user-friendliness levels, the experience gained to date is being assessed, with optimization measures being implemented in the central store applications. This process is expected to last until the fourth quarter of 2006/2007. The rollout is subsequently to be continued in all HORNBACH stores. The SAP HR (Human Resources) system was successfully launched at the end of the 2005/2006 financial year.

Advertising generates high awareness levels

HORNBACH continued to set advertising standards with its TV and print campaigns in the past financial year. TV spots such as "You will grow with each project" and the visually opulent "Lifeblood (every project contains a part of you!)" slot contributed to the establishment of HORNBACH in customers' minds as the DIY store and garden center for passionate project customers. The TV spots, which received numerous advertising prizes once again in 2005, increased awareness levels over and above our previous areas of circulation. In order to raise women's interest in home improvement, we launched the "Women at work" print campaign in the media in the summer of 2005.

In addition to the image campaigns, the company's strategic focus on project customers was supported by advertising brochures published every month. Each monthly edition included a focus project, such as "building a garden pond", "insulating a façade" or "roof extension". As well as product and price information, these sections also provided home improvement enthusiasts with step-by-step instructions and planning assistance for the selection and volume of materials required. The advertising brochures were also published together with a large quantity of additional information at the company's homepage (www.hornbach.com).

According to the advertising monitoring undertaken by the Ernest Dichter Institut in Frankfurt am Main, HORNBACH enjoyed the highest advertising acceptance levels in 2005, as in the previous year, and was clearly ahead of the company's top three German competitors (OBI, Praktiker, Bauhaus). In the catchment areas of its DIY megastores with garden centers, HORNBACH's brand profile placed it ahead of its competitors in virtually all criteria. HORNBACH enjoyed a clear lead, especially in the areas of product range, value for money and the question as to which provider was the right partner for home improvement projects of all kinds.



Other events during the year under report

There were two amendments in the composition of the Board of Management of HORNBACH-Baumarkt-AG during the 2005/2006 financial year.

Bernd Rob, who bore management board responsibility for stores, store organization and human resources since November 2001, retired from his position on the Board of Management with the consent of the Supervisory Board as of September 30, 2005. His responsibilities were assumed by other members of the Board of Management. The is no plan to refill this management board position.

Dr. Bernd Lübcke, who bore management responsibility for information technology and logistics, retired from his position on the Board of Management with the consent of the Supervisory Board as of March 31, 2006. He had been at the company since February 1, 2002 and laid the foundations for the harmonization and integration of key IT systems using SAP.

Responsibility for information technology and logistics has been temporarily reallocated. Following the departure of Bernd Rob and Dr. Bernd Lübcke, the Board of Management has comprised four members since April 1, 2006, with Steffen Hornbach as Chairman.

A basic agreement with a real estate company concerning sale and lease back transactions was notarized at the end of February 2006. The agreement provides for the sale and long-term lease back of a total of seven HORNBACH DIY megastores with garden centers (four of which are in Germany) in the 2006/2007 and 2007/2008 financial years. The Berlin-Vogelsdorf location was already sold to this company in the 2005/2006 financial year.

Events subsequent to the reporting date

The standalone Lafiora garden centers in Ludwigshafen and Germersheim are scheduled for closure at the end of the spring season on May 31, 2006. This is not expected to have any major implications for the net asset, financial and earnings position in the short term. The decision was taken in view of the fact that there were no prospects of making either location profitable. Where possible, the employees of the stores thereby affected will continue to be employed at nearby HORNBACH stores.

The DIY megastore with a garden center in Marquardt near Potsdam was sold and leased back on a long-tem basis within the framework of a sale and lease back transaction in March 2006 already on the basis of a land purchase agreement concluded with a real estate company and notarized at the end of February 2006. This disposal generated a profit of € 5.6m.

There have been no further events between the conclusion of the 2005/2006 financial year and the printing of this annual report which are of significance for the assessment of the net asset, financial or earnings position of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group.

Dependent company report

Pursuant to Section 312 of the German Stock Corporation Act (AktG), a report has been compiled on the relationships to affiliated companies for the 2005/2006 financial year. In respect of those transactions requiring report, the report states: "Our company has received adequate counterperformance for all legal transactions executed with affiliated companies in accordance with the circumstances known to us at the time at which the legal transactions were executed, and has not been disadvantaged by such transactions."

Risk Report

Risk management at the HORNBACH Group

The Board of Management of HORNBACH-Baumarkt-AG is committed to risk-conscious corporate management which at all times accords top priority to safeguarding the continued existence of the overall company and its subsidiaries. The risk management implemented by the Board of Management is intended to achieve ongoing enhancements in the early identification of risks in the interests of proactive risk management, as well as achieving a continuous optimization in the company's opportunity/risk profile.



Risk principles

The generation of economic profit necessarily involves the taking of risks. Nonetheless, no action or decision may entail any threat to the continued existence of the company or of any of its operations. As a matter of principle, the Group does not enter into any risks which relate neither to its core processes nor to its supportive processes. Core processes constitute the development and implementation of the respective business models, the procurement of merchandise and services, location decisions, the safeguarding of liquidity and the development of specialist and management personnel. Any earnings risks entered into have to be justified by an appropriate level of expected return. The relevant key figures in this respect are based on the return on the capital committed. Risks which cannot be avoided have to be insured against, to the extent that this is economically expedient. Residual risks have to be controlled by means of a range of risk management instruments.

Organization and process

Responsibility for risk management lies with the overall Board of Management, which is supported by the Director of Risk Management.

The risk managers at the Group's operations in Germany and other countries are responsible for managing the risks in their area of responsibility by means of suitable measures. The risk managers are supported by a risk controller in the identification and evaluation of risks and in the determination of appropriate measures to manage such risks.

Risks are evaluated in terms of their implications and their probability of occurrence. In cases where they cannot be quantified, they are assessed in terms of their qualitative implications.

The risks are updated on a regular basis and reported to the Board of Management. The Supervisory Board and the Audit Committee discuss the current risk situation on a half-yearly basis. In addition to this scheduled reporting, ad-hoc reporting structures are also in place for risks arising unexpectedly and have been implemented in the risk management process.

Financial risks

Financial risks comprise foreign exchange risks, interest rate risks and liquidity risks.

Foreign exchange risks

The increasingly international business activities of the HORNBACH Group result in rising foreign currency requirements both for the handling of international procurement and for the financing of objects of investment in foreign currencies. Any change in the exchange rate between the euro and the procurement currencies (chiefly the US dollar) could have a direct negative impact on earnings. Open foreign currency positions which could have a significant influence on the annual earnings of the Group are largely secured by hedging transactions (forward contracts).

Interest rate risk

In addition to the cash flow from operating activities and sale and lease back transactions, the financing of the further expansion of the Group is secured by means of bilateral bank loans and not least by the issuing by HORNBACH-Baumarkt-AG of a bond amounting to € 250m in the 2004/2005 financial year. Interest rate exchange agreements (interest swaps) and interest limitation agreements (interest caps) have been concluded in order to secure the interest rates on existing liabilities. The interest swaps enable floating interest rates on loans to be exchanged for fixed interest rates, thus securing the interest payments on loans which could have a significant influence on the annual earnings of the Group.

Liquidity risks

The acquisition of land and the flexible procurement of large quantities of merchandise require liquidity to be permanently available. The information required for efficient liquidity management is provided by rolling group financial planning with a twelve-month planning horizon, which is updated on a monthly basis, as well as by a daily financial forecast. At present, no liquidity risks are discernible.

Further detailed information concerning financial risks has been provided in Note 34 in the notes to the consolidated financial statements.

External risks

Macroeconomic and sector-specific risks

The dependency of HORNBACH DIY megastores with garden centers on general macroeconomic developments and levels of disposable household income may become apparent in the form of an unwillingness of customers to make purchases in periods of low economic growth. In general, the markets of relevance to HORNBACH are subject to differing economic developments. A dependency on economic developments in Germany can nevertheless be discerned. The further expansion into other European countries is intended to achieve an ongoing diversification of risk.

Natural hazards

The climate change observed around the world also directly affects HORNBACH locations in Germany and other European countries. In addition to natural catastrophes, the HORNBACH Group is also exposed to risks resulting from fire or accidents. The principal natural hazards are covered by group-wide insurance policies.

Operating risks

Location and sales risks

Investments in unsuitable locations could have a significant negative impact on the earnings power of the Group. In the interests of minimizing such risks, investments in new locations are therefore made on the basis of detailed market research analysis, with investment decisions being taken on the basis of dynamic investment calculations and sensitivity analyses. The risk of unsatisfactory sales performance as a result of additional external factors, such as customer behavior and the competitive situation, can nevertheless not be entirely excluded.

Procurement risks

An efficient early warning system has been developed in order to avoid the loss of major suppliers. Moreover, operations commenced at a further central warehouse in Vilshofen/Bavaria in the past financial year in order to reduce the risk of any interruption to the logistics chain and to enhance the efficiency of merchandise supply. In its procurement of merchandise, HORNBACH is subject, among other risks, to that of rising purchasing prices for articles involving a high share of crude oil, copper or steel as a result of the volatile prices on the international commodities markets.

Legal risks

Legislative and regulatory risks

As a result of its business activities in various countries, the HORNBACH Group is subject to various national legislative framewoks and regulations. Legislative amendments may therefore result in a higher level of compliance costs. In addition to the risks relating to damage claims cited here as a result of infringements of patent or industrial property rights or of damages resulting from environmental or product liability, the future earnings situation of the Group may also be negatively affected in particular by any tightening up of national construction laws or by regulations governing the acquisition of land.

The increase in sales tax by three percentage points planned in Germany for 2007 also harbors risks. On the one hand, this could result in an increase in sales in 2006 as a result of purchases being brought forward. On the other hand, this may also lead to the opposite effect in the subsequent period.

Risks relating to legal disputes

In the course of their business operations, the companies of the HORNBACH-Baumarkt-AG Group are inevitably confronted with legal claims on the part of third parties. At present, HORNBACH is not involved in any current or foreseeable court or arbitration proceedings which could have a significant impact on the economic situation of the Group.

Management and organizational risks

Project risks

Following the successful conversion of the central merchandising system to SAP as of March 1, 2005, a total of 46 HORNBACH DIY megastores with garden centers in Germany and abroad were connected to the new SAP merchandising system in the course of the 2005/2006 financial year. In order to improve the functionality and user-friendliness of the system, the experience gained to date is being evaluated, with the applications at the stores being optimized. This process is expected to last until the fourth quarter of 2006/2007. The rollout is subsequently to be continued to all HORNBACH stores and to be completed by the end of the 2007/2008 financial year.

IT risks

The management of the HORNBACH Group is heavily dependent on high-performance information technology (IT). The ongoing maintenance and optimization of the IT systems is undertaken by highly qualified internal and external experts. Unauthorized data access, as well as the misuse or loss of data, are avoided by the use of appropriate up-to-date virus software, firewalls, adequate access and authorization concepts and by the presence of backup systems. Appropriate emergency plans are in place for unexpected IT system breakdowns.



Personnel risks

The deployment of highly motivated and qualified employees represents one of the foundations for HORNBACH's success. This pillar of the corporate culture is therefore of great significance for the overall Group. The maintenance of employee satisfaction levels is evaluated by employee surveys undertaken on a regular basis. Employee qualification levels are improved on an ongoing basis by means of appropriate training and development measures. In its retention of highly qualified specialist and management personnel, however, HORNBACH is dependent on a variety of external factors, such as the overall developments on the labor markets.



Assessment of the overall risk situation

In respect of the risks outlined in this report and of the current business prospects, no risks have been identified which could threaten the financial stability or economic viability of the company. There were no risks to the continued existence of the HORNBACH-Baumarkt-AG Group in the 2005/2006 financial year. From a current perspective, there are also no discernible risks which could threaten the continued existence of the company in future or which could encroach on its earnings, financial or net asset situation to any notable extent.

Outlook

The European DIY sector continues to provide HORNBACH with attractive future growth opportunities. Significant momentum is provided in this respect by the economic framework in Europe, sector trends, changes in consumer behavior and the enhancement of the corporate strategy.

Macroeconomic opportunities

At the beginning of 2006, the prospects are favorable for a continuation of the dynamic development of the global economy. Global growth rates are expected to be similar to those in the previous year (4.3%), with a possible slight decline only expected in 2007. This favorable forecast also supports the revival of economic growth in the EU. In its 2005 Autumn Survey, the EU Commission expected the European Union to achieve economic growth of 2.1% in 2006 and of 2.4% in 2007. Growth of 1.9% and 2.1% has been forecast for the euro area. On the basis of information published by the Center for European Economic Research (ZEW), the average of the two-year GDP growth forecasts issued by German bank economists and research institutes amounts to 2.0% and 1.7%. Within the European Union, economic growth is expected to be stimulated on an ongoing basis by the sharp rise in investments, rising employment levels and thus by rising private consumption. These developments are supported by the fact that, in view of inflation remaining at a moderate level, the central banks have no grounds for switching to a noticeably more restrictive monetary policy. However, the potential risks resulting from the further development of prices on commodity markets and potential price and demand corrections in Asia and the USA should not be ignored.

The German economy also finds itself on an upward course. There may have been a slight pause in economic growth in the final quarter of 2005, but the ongoing pleasing level of incoming orders for German industry and the improvement now also seen in company-related services sectors give reason to suspect that this merely constituted a temporary sideward movement, rather than any continued interruption to the growth trend. In view of the robust global economy, economic experts expect to see an upturn of between 1.4% and 2.0% in 2006.



Domestic demand began to pick up at the beginning of 2006. The high levels of demand for exports have transferred to investments. The federal government has also introduced measures to stimulate the economy, such as the partial tax deductibility of services provided by tradespersons. The increase in sales tax due to take effect in January 2007 will also encourage consumers to bring forward large-scale purchases and renovation projects. Consumer confidence levels measured by the Company for Consumer Research (GfK) were higher in the spring of 2006 than at any point in the past five years. One important factor in the recovery of private consumption is the stabilization of the labor market. Moreover, wages and salaries are expected to rise more significantly in 2006 than in the previous years, which will increase levels of disposable income. Private consumption can therefore be expected to contribute to the growth of the economy. The substantial rise in retail sales in January could be an indication that private consumption is beginning to pick up after years of stagnation in Germany. According to the Federal Statistics Office, the year-on-year rise in retail sales in January 2006 amounted to 2.2% in nominal terms and to 1.7% in real terms. In view of the rise in incoming orders since mid-2005, the construction industry is also cautiously optimistic for 2006.

One large question mark remains as to domestic demand in 2007. The increase in sales tax by three percentage points will have a negative impact on private consumption and investments, and threatens to drive up inflation. Companies are unlikely to succeed in simply passing on the increase in sales tax to their retail prices in full. Lower profit margins could possibly dampen the propensity to invest. Economic researchers also expect the demand for construction services to be weaker again in 2007 following low growth in the current calendar year. Domestic demand therefore has shaky foundations in Germany in the medium term. Much will depend on whether the higher level of investment in the course of 2006 will result in the creation of new jobs, thus providing private consumption with a broader foundation.

The growth rates forecast for the economies within the European Union for 2006 and 2007 provide a solid basis for the future development of DIY retail.



Sector-specific opportunities

Sales of DIY and home improvement products in the core market of Germany can be expected to benefit in 2006 from the recovery of private consumption and from the effects of purchases being brought forward on account of the planned increase in sales tax. However, the competition will remain no less intense, thus increasing pressure on prices and costs at DIY store operators. The consolidation of the DIY sector, which remains highly fragmented, will be maintained, although it is still not to be expected that sales area capacities will disappear from the market to any significant extent. Sector experts have forecast a moderate overall increase in sales in Germany, which can be expected to be higher in 2006 than in 2007.

Thanks to our unique large-scale retail format and our structural advantages, which are reflected in particular in the highest level of surface productivity of the top ten operators in Germany, we view the German market as still harboring further growth potential. This is supported by several factors:

- The DIY and home improvement distribution channel covers less than 40% of the estimated DIY market volume in Germany. The majority of DIY products are purchased in specialist retail stores, builders' merchants outlets or in the DIY sections of department stores. By comparison, in the UK and France, the second and third-largest European markets after Germany, more than half of the demand for DIY products is covered by DIY stores. This indicates that there is potential for DIY stores, if they succeed in gaining market share from competing sales formats by means of appropriate customer



focus and concepts. We believe that we are well positioned in this respect with our attractive large-scale concept.

- The issue of excess capacity is not a general problem in the densely occupied German market. On a local and regional level within Germany, there are still promising catchment areas which do not have a high density of DIY stores and garden centers. We aim to step up our expansion in these regions in future.

- Home improvement and the design of consumers' own living environments is becoming ever more popular as a leisure activity. The topic is also being accorded increasing levels of attention on television. Numerous home improvement programs motivate consumers to improve their houses, flats or gardens themselves and also to implement larger-scale renovation projects. HORNBACH has a particular focus on the target group of project customers and thus has above-average growth potential compared with its competitors.

- At just under 45%, Germany has the lowest level of home ownership in Europe. At the same time, according to a survey undertaken by Emnid (2005), for almost 60% of tenants the desire to live in their own home is at the top of their list of priorities, ahead of traveling or buying a new car. This is an indication of catch-up potential which could support the construction sector, as well as leading to higher demand in the DIY sector. However, the construction of private housing in Germany has been negatively affected by the abolition of the owner-occupied housing subsidy as of January 1, 2006.

- The renovation of existing buildings can be expected to be even more significant to medium and long-term demand at DIY stores and garden centers. Almost 80% of all buildings were built more than 25 years ago. These buildings do not meet the latest standards in terms of living space, comfort, facilities, technology and energy efficiency. Given that the value of the property will decline unless renovation measures are undertaken, the need for construction services and products can be expected to increase. The construction industry will be supported by a public sector program introduced on February 1, 2006 to subsidize CO_2 building renovation and the modernization of living space. The modernization market will play a more important role for the DIY store and garden center sector in future than it does at present. With the competence of its range of products and services, HORNBACH has already prepared for this growth market at an early stage.

Topic of modernization set to become ever more important for the DIY sector.

We continue to see above-average growth opportunities outside Germany. This is due on the one hand to the greater dynamism of economic developments in the foreign countries in which HORNBACH operates. Particularly in the Czech Republic and Slovakia, the increase in income in real terms, the ongoing boom in the housing industry and the enthusiasm for home improvement measures provide the construction industry and DIY stores with garden centers with a promising basis for increasing sales. On the other hand, the intensity of competition and number of competitors in the DIY megastore with garden center segment are considerably lower than in Germany or Austria. Thanks to their attractive product ranges and price structures, DIY megastores with garden centers in particular have succeeded in recent years in expanding their market share at the expense of small and medium-sized domestic retailers.

Our successful business performance in Europe justifies our further international expansion and, by diversifying risks, will make us more independent of the difficult market conditions in Germany.



Strategic opportunities

Our aim is to continually expand HORNBACH's position in the European DIY market by means of organic growth. Our sales and profitability are to be sustainably increased by expanding our internationally successful retail format. This involves focusing on the strategic enhancement of our concept and the expansion of our store network at locations with above-average growth potential in Germany and abroad. Account will also be taken in this respect of the opportunities resulting from the changes in the underlying economic and sector conditions referred to above.

- The corporate strategy focuses on the project concept. HORNBACH is increasingly able to differentiate itself from its competitors with this approach, which is reflected in its product range, service and pricing policies. This **unmistakable differentiation** is necessary for the active promotion of the consolidation process, especially in Germany. Our solid financial resources, our public corporate rating and flexibility in refinancing the business on the capital market will enable us to invest considerable sums in the differentiation of the HORNBACH format in future as well.

- One unshakable component of our strategy is that of a reliable **permanent low price policy**. We believe that we are better able to retain customers at HORNBACH in the long term by offering them and guaranteeing the best market price on a permanent basis. In particular, our main target group of project customers, who often undertake larger-scale renovation work, needs to be able to budget in the long term. This is hardly possible with temporary discount campaigns.

- We believe that we are excellently positioned in the sector with regard to the increasingly important **market for modernization** and the rise in statutory environmental requirements. The public sector programs subsidizing the energy-saving renovation of old properties harbor considerable sales potential. In the past year we successfully launched complex projects, such as the insulation of facades and the replacement of boilers, as "Project Shows" at the stores. Our competence in terms of specialist advice and the selection of the right products for customers played a key role in this respect. These activities are to be further expanded in future.

HORNBACH optimally positioned with its strategy.

- We see the **Buy-it-yourself** or **Do-it-for-me** market segment, which is still in its infancy, as harboring promising growth potential. This segment includes the target group of customers wishing to purchase the solutions for their home improvement projects conveniently, but who then prefer to have the work performed by a tradesperson. We have extended our range of tradesperson services, for example, in order to tap this potential.

- Furthermore, we are expanding our range of service, information and advice in order to motivate **new customer groups** for HORNBACH. This range includes home improvement demonstrations at the stores intended to motivate customers to do it themselves, special workshops for women, and the targeted use of step-by-step displays. These measures are supported by the promotion of expertise on the part of store personnel with the aim of achieving a further increase in product expertise and advisory competence, and thus in customer satisfaction levels.

- At the same time, we will be focusing in the next two years on **optimizing our operating processes**. The analysis of store cost structures and identification of savings potential on the basis of best practice approaches will have an ongoing positive impact on our earnings performance.

- Moreover, our **operative cooperation with Kingfisher**, the largest DIY group in Europe, will also make an important contribution to our economic success. This provides HORNBACH with even broader access to global procurement markets, especially in the Far East. HORNBACH's import department has direct access to the resources of Kingfisher's procurement offices around the world. We will further intensify our projects in the field of international procurement and in the development of private label products.

- We will press ahead in future with the **internationalization of group procurement**. Our strategic long-term partnership with suppliers is of key significance in this respect. Both sides benefit from this partnership. It provides suppliers with the possibility of growing outside their previous sales regions with the assistance of HORNBACH's logistics and enables HORNBACH to optimally adjust its project-related product selection to regional requirements in the respective countries and to achieve improved margins as a result of benefits of scale.

Outlook

The medium-term company planning (five years) provides for an average rate of seven new store openings per year. Depending on the progress made in the building permit and construction planning stages, the opening of some stores may be rescheduled within these years. It can be assumed that an average of more than half of the new stores opened in the coming five financial years will be located outside Germany. A weaker level of like-for-like sales growth has been assumed in this respect for Germany than for other countries.

International focus of expansion

HORNBACH has planned a total of up to 13 new store openings in the 2006/2007 and 2007/2008 financial years, of which up to ten are located outside Germany. One of the three projects in Germany involves a new store in Darmstadt intended to replace the existing store at the same location. Moreover, the standalone garden centers in Ludwigshafen and Germersheim are to be closed at the end of the first quarter of the 2006/2007 financial year. The garden center in Kassel is to be merged with the adjacent HORNBACH DIY megastore. The focus of the expansion will be in the 2007/2008 financial year. The entry into the Rumanian market is scheduled to take place in the same year. This means that HORNBACH will be operating DIY megastores with garden centers in nine countries in the medium term. Overall, the number of HORNBACH DIY megastores with garden centers, accounting for adjustments to the store network (net), will increase to up to 133 by the end of February 2008 (February 28, 2006: 124).

High level of investment

Over the two-year forecast period, the investment volume budgeted for the HORNBACH-Baumarkt-AG Group is expected to amount to between € 150m and € 200m per financial year.

The overwhelming share of such investment will be channeled into the construction of new stores. The investments will mainly be financed by drawing on the disposable cash flow from operating activities, the liquidity from the corporate bond, the borrowers' note loan and by the release of funds resulting from sale and lease back transactions.



Sales and earnings on a growth trajectory

Taking due account of the opportunities and risks involved in future developments, we are confident that our sales growth during the forecast period will exceed the average growth rates in the sector. Consolidated sales will increase significantly both in the current 2006/2007 financial year and in the subsequent year.

We expect earnings to increase in each of the two coming years.

This annual report is to be read in conjunction with the audited financial data of the HORNBACH-Baumarkt-AG Group and the disclosures made in the notes to the consolidated financial statements contained in the annual report. It contains statements relating to the future based on assumptions and estimates made by the Board of Management of HORNBACH. Statements relating to the future are only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will turn out to be accurate. The assumptions may involve risks and uncertainties which could result in significant variances between actual events and the forecast statements. The factors which could produce such variances include changes in the economic and commercial environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so. The diagrams and charts, as well as the comments relating to such, have been provided for illustrative purposes and do not form part of the management report.

Executive Bodies

Supervisory Board

Gerhard Wolf
Chairman
Graduate in Business Administration, Worms

Rudolf Helfer *
Deputy Chairman
Senior Specialist for Occupational Safety, Bornheim

Dr. Wolfgang Rupf
Deputy Chairman
Managing Director
AKV Altkönig Verwaltungs GmbH, Königstein

Kerstin Heidtke *
Sales Assistant, Saarbrücken

Albert Wilhelm Hornbach
Director
HORNBACH Familien-Treuhandgesellschaft mbH
Annweiler am Trifels

Albrecht Hornbach
Chairman of the Board of Management
HORNBACH HOLDING AG,
Neustadt an der Weinstrasse

Otmar Hornbach until September 1, 2005
Director
HORNBACH Familien-Treuhandgesellschaft mbH
Annweiler am Trifels

Christian Lilie *
District Manager, Southern Region

Johannes Otto *
Assistant Store Manager, Schwetzingen

Ralf Puley *
Assistant Store Manager, Wuppertal

Dirk Reimers *
Trade Union Secretary
ver.di, Mainz

William John Whiting until June 18, 2005
Company Director
Kingfisher plc, London

Paul Worthington since September 1, 2005
Group Commercial Director
Kingfisher plc, London

Prof. Dr.-Ing. Jens P. Wulfsberg
since September 1, 2005
Professor for Production Technology
Universität der Bundeswehr, Hamburg

* Employee representative

Supervisory Board Committees

Audit Committee
Gerhard Wolf
Rudolf Helfer
Dr. Wolfgang Rupf
Albrecht Hornbach
William John Whiting until June 18, 2005
Paul Worthington since September 1, 2005

Personnel Committee
Gerhard Wolf
Rudolf Helfer
Dr. Wolfgang Rupf
Albrecht Hornbach since September 1, 2005
Otmar Hornbach until September 1, 2005
William John Whiting until June 18, 2005

Mediation Committee
Gerhard Wolf
Rudolf Helfer
Dr. Wolfgang Rupf
Albrecht Hornbach
William John Whiting until June 18, 2005
Paul Worthington since September 1, 2005

Board of Management

The members of the Board of Management and their areas of responsibility:

Steffen Hornbach
Chairman
Graduate in Engineering
Company Development, Stores, Technical Procurement, Auditing, Communications & Partner Services, Public Relations

Dr. Bernd Lübcke until March 31, 2006
Graduate in Mathematics
IT Systems, Logistics

Roland Pelka
Graduate in Business Administration
Finance, Accounting, Tax, Controlling
Investor Relations, Legal Department

Bernd Rob until September 30, 2005
Graduate in Business Administration
Stores, Store Organization, Human Resources

Jürgen Schröcker
Graduate in Business Administration
Marketing and Market Research, Human Resources

Manfred Valder
Businessman
Procurement and Sales, Merchandising, Environmental Issues



Report of the Supervisory Board

Dear Ladies and Gentlemen,



Gerhard Wolf

During the past 2005/2006 financial year, we closely addressed the situation, perspectives and strategic alignment of the company. We advised the Board of Management in its management of the business and monitored its conduct in accordance with the requirements of the law, the articles of association and the code of procedure. The Board of Management provided us with regular, prompt and extensive written and oral reports at our meetings on the course of business and on the economic situation of the company and its subsidiaries. The Supervisory Board was involved in decisions of major significance for the company. Moreover, the Chairman of the Supervisory Board was in regular contact with the Board of Management, and especially with the Chairman of the Board of Management, outside the framework of scheduled meetings, in order to discuss significant issues and also to hold a number of consultations.

Meetings of the Supervisory Board

The Supervisory Board met on a total of five occasions during the 2005/2006 financial year. No member of the Supervisory Board attended fewer than half of the meetings. No conflicts of interest arose during the year under report.

At our meetings, we held extensive discussions with the Board of Management and advised it on the economic situation of the company, the course of business, business policy, investment and financial policy, as well as the risk and opportunity situation and risk management at the company, on the basis of oral and written reports provided by the Board of Management. In addition, the Board of Management provided regular written and oral reports on the situation of the company and on the development of its earnings and financial situation. Actions on the part of the Board of Management requiring our consent were discussed in great detail. Following thorough examination and discussion of the proposals submitted by the Board of Management, at its meetings the Supervisory Board provided its consent to all of the respective measures.

At the meeting of the Supervisory Board held to approve the annual financial statements in June 2005, as was also the case in May 2006, we closely examined the annual and consolidated financial statements in the presence of the auditor. The report of the Audit Committee concerning its work and the findings of its audit were also addressed. All of the questions posed by members of the Supervisory Board were answered in detail by the auditors. The report of the Supervisory Board, the joint corporate governance report of the Board of Management and the Supervisory Board and the risk report were also discussed at this meeting. The agenda for the Annual General Meeting, including the proposed resolutions, was approved.

At the meeting held directly before the Annual General Meeting in September 2005, the Board of Management reported on the current situation of the Group. Following the preceding meeting of the Personnel Committee, a resolution approving the retirement from office of Bernd Rob, a member of the Board of Management, as of September 1, 2005, was approved. Jürgen Schröcker was elected to replace Bernd Rob as the new Labor Director. A further meeting was held following the Annual General Meeting in September 2005, primarily as a result of the election of new members of the Supervisory Board. The composition of the committees (Mediation Committee, Personnel Committee, Audit Committee) was newly determined. In addition, the dates of the meetings scheduled for the 2006/2007 financial year were agreed upon.

The meeting held in December 2005 focused on the discussion of the strategic 5-year plan compiled and presented by the Board of Management. Following discussion and the forming of an opinion as to expected macroeconomic developments, and in particular the development of the DIY sector in Germany and the expected developments in the competitive situation, the strategic foundations of the 5-year plan were affirmed: healthy growth, a further increase in the international share of the business, an up-to-date and appealing offering to customers, permanently low prices, high productivity, intensive cost management. The performance of a new type of DIY megastore involving a combined drive-in construction materials facility was discussed in this context. This could harbor additional opportunities for Hornbach. This store type should therefore be developed to market maturity and then evaluated. At the same meeting, the updated Statement of Compliance with the German Corporate Governance Code was submitted pursuant to Section 161 of the German Stock Corporation Act (AktG) and then made available to shareholders on a permanent basis on the company's homepage. Apart from a few exceptions, HORNBACH-Baumarkt-AG has complied with and continues to comply with most of the recommendations of the German Corporate Governance Code. Only the following recommendations have not been complied with for the reasons outlined in the Statement of Compliance: the disclosure of the remuneration of members of the Board of Management and Supervisory Board on an individual basis, the setting of an upper age limit for members of the Supervisory Board, the recommendation that no more than two members of the Board of Management should sit on the Supervisory Board, the setting of parameters of comparison in the context of the share option plan, and the recommendation that the consolidated financial statements should be made available to the general public within 90 days of the end of the financial year. Further information concerning corporate governance at HORNBACH-Baumarkt-AG can be found in the joint report of the Board of Management and the Supervisory Board on Page 19 onwards.

The final meeting of the Supervisory Board in the past 2005/2006 financial year, which was held in February 2006, dealt with the company's operating budgets for the coming 2006/2007 financial year, including the financial and investment budgets. Economic forecasts, consumer behavior and developments in the competitive situation were discussed and deliberated in great detail, as were the measures introduced by Hornbach at stores and in various cost areas. The budgets were subsequently approved. Following a preceding meeting of the Personnel Committee, the same meeting of the Supervisory Board adopted a resolution approving the retirement from office of Dr. Bernd Lübcke, a member of the Board of Management, as of March 31, 2006.

Committees

The Supervisory Board has established three Committees. The current composition of the committees can be found on Page 62 of this Annual Report.

The Audit Committee met on three occasions during the year under report. It discussed the annual financial statements of HORNBACH-Baumarkt-AG and the consolidated financial statements, the management reports, the proposal concerning the appropriation of profits and the audit reports, including the dependent company report, in the presence of the auditor and of the Chairman of the Board of Management and the Chief Financial Officer. Its deliberations also focused on the company's strategic and operating planning, the risk reports of the Board of Management, the reports compiled by the Board of Management on the financial situation of the company, the economic performance of the new type of DIY megastore with combined construction materials drive-in facilities, as well as on projects initiated by the Board of Management to reduce costs. Moreover, the committee identified the main focuses for the coming audit.

The Personnel Committee held three meetings. These meetings passed resolutions concerning the contractual termination of employment contracts with two members of the Board of Management. The employment contract with Roland Pelka, a member of the Board of Management, was extended for a further term of five years. In addition, the committee approved a consulting agreement concerning information technology and technical procurement with a member of the Supervisory Board.

It was not necessary to convene the Mediation Committee established pursuant to Section 27 (3) of the German Codetermination Act (MitBestimmG).

The chairmen of the committees provided extensive reports on the work of the respective committees to the full meetings of the Supervisory Board.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main, audited the annual financial statements of HORNBACH-Baumarkt-AG and the consolidated financial statements as of February 28, 2006, as well as the management reports for HORNBACH-Baumarkt-AG and for the Group, and provided them in each case with an unqualified audit opinion. The consolidated financial statements were compiled in accordance with International Financial Reporting Standards (IFRS) as applicable in the EU.

Moreover, KPMG confirmed that the risk management system fulfilled the relevant requirements and that no risks to the company's ongoing existence had been identified.

The audit for the 2005/2006 financial year focused on the delineation of the reporting entity, the correctness of the annual financial statements included in the consolidated financial statements, the capital consolidation, the calculation of deferred taxes, the correctness of the consolidated cash flow statement, the correctness of the group segmental reporting, the completeness and accuracy of the disclosures made in the notes to the financial statements, and the completeness and consistency of the statements made in the group management report. The financial statements and audit reports were provided to all members of the Supervisory Board in good time. They formed the object of intense discussion, both at the meeting of the Audit Committee held on May 17, 2006 and at the subsequent meeting of the Supervisory Board held on the same day to approve the financial statements. The auditor took part in these discussions. He reported on the principal findings of the audit and was available to provide further information and to answer questions. In accordance with the findings of the preliminary audit undertaken by the Audit Committee and on the basis of our own examination of the documents provided by the Board of Management and the auditor, we did not raise any objections and endorse the findings of the audit undertaken by KPMG. We approve the annual financial statements compiled by the Board of Management for HORNBACH-Baumarkt-AG and the Group as of February 28, 2006; the annual financial statements of HORNBACH-Baumarkt-AG are therefore adopted. We endorse the proposal made by the Board of Management in respect of the appropriation of profits.

Furthermore, the Supervisory Board also reviewed the report provided by the Board of Management on relationships with affiliated companies pursuant to Section 312 of the German Stock Corporation Act (AktG). Neither this review nor the KPMG audit gave rise to any objections. KPMG granted the following audit opinion:

"On the basis of the audit and assessment undertaken by us in accordance with professional standards, we confirm that:

1. the facts presented in the report are accurate
2. the performance of the company in respect of the transactions set out in the report was not incommensurably high
3. in respect of the measures stated in the report, there are no circumstances which would speak for any assessment significantly different from that made by the Board of Management."

On the basis of its conclusive review, the Supervisory Board has no objections to the statement provided by the Board of Management at the end of its report pursuant to Section 312 of the German Stock Corporation Act (AktG).

HORNBACH-Baumarkt-AG is very well positioned in a highly competitive market, especially in Germany, as is demonstrated by the superb findings of independent customer surveys. The Supervisory Board would like to extend its thanks to the Board of Management and to all of the company's employees, both in Germany and abroad, for their commitment and their successful work in the past financial year.

Bornheim, May 2006

The Supervisory Board
Gerhard Wolf
Chairman



HORNBACH DIY Megastores with Garden Centers

IN EUROPE



Kiel
Bremerhaven
Wilhelmshaven
HAMBURG
Oldenburg
Bremen
Bremen-Weserpark
Osnabrück
Hanover-Linden
Wolfsburg
Velten
Berlin-Weissensee
Isernhagen-Altwarmbüchen
BERLIN
Berlin-Marzahn
Münster
Bielefeld
Garbsen
Marquardt
Vogelsdorf
Berlin-Mariendorf
Berlin-Neukölln
Datteln
Gütersloh
Braunschweig
Magdeburg
Ludwigsfelde
Berlin-Bohnsdorf
Moers
Gelsenkirchen
Herne
Dortmund
Paderborn
Duisburg
Essen
Krefeld
Wuppertal
Mönchengladbach
Lohfelden
Mönchengladbach-Reststrauch
COLOGNE
Leipzig
Niederzier
Dresden
Görlitz
Dresden-Prohlis
Chemnitz
Koblenz
Jena
Frankfurt-Niedereschbach
FRANKFURT
Hanau
Mainz-Kastel
Wiesbaden
Frankfurt
Mainz
Trier
Darmstadt
Würzburg
Bamberg
Worms
Kaiserslautern
Ludwigshafen
Mannheim
Erlangen
Fürth
Saarbrücken
Pirmasens
Bornheim
Schwetzingen
Heidelberg
Mosbach
Nuremberg
Sinsheim
NUREMBERG
Karlsruhe-Hagsfeld
Ludwigsburg
Karlsruhe
Pforzheim
Remseck
STUTTGART
Esslingen
Göppingen
Sindelfingen
Ingolstadt
Tübingen
Neu-Ulm
Straubing
Passau
Munich-Fröttmaning
MUNICH
Rottweil
Binzen
Altötting
Kempten

Locations in Germany


HORNBACH
EINGANG
BAUSTOFF ZENTRUM
N CZ 116

A

☐ D-84503 ALTÖTTING
Burghauser Strasse 83-85

B

☐ D-96052 BAMBERG
Laubanger 5-9

☐ D-12526 BERLIN-BOHNSDORF
Grünbergallee 279

☐ D-12681 BERLIN-MARZAHN
Märkische Spitze 15

☐ D-12107 BERLIN-MARIENDORF
Großbeerenstrasse 133

☐ D-12347 BERLIN-NEUKÖLLN
Gradestrasse 100

☐ D-13088 BERLIN-WEISSENSEE
Malchower Chaussee 10

☐ D-33605 BIELEFELD
Detmolder Strasse 246

☐ D-79589 BINZEN
Eulerstrasse 2

☐ D-76878 BORNHEIM
Hornbachstrasse

☐ D-38118 BRAUNSCHWEIG
Fabrikstrasse 2

☐ D-28201 BREMEN
Neuenlander Strasse 113 A

☐ D-28307 BREMEN-WESERPARK
Werner-Steenken-Strasse 5

☐ D-27572 BREMERHAVEN
Seeborg 6

C

☐ D-09122 CHEMNITZ
Stollberger Strasse 184

D

☐ D-64293 DARMSTADT
Otto-Röhm-Strasse 76

☐ D-45711 DATTELN
Walter-Sauer-Strasse 2

☐ D-44145 DORTMUND
Borsigstrasse 20 / 22

☐ D-01139 DRESDEN
Washingtonstrasse 14

☐ D-01239 DRESDEN-PROHLIS
Dohnaerstrasse 182

☐ D-47167 DUISBURG
Theodor-Heuss-Strasse 79-89

E

☐ D-91056 ERLANGEN
Zum Hutacker 6

☐ D-45356 ESSEN
Econova-Allee 2

☐ D-73730 ESSLINGEN
Dornierstrasse 39



F

☐ D-60386 FRANKFURT
Hanauer Landstrasse 477

☐ D-60437 FRANKFURT-NIEDERESCHBACH
Züricher Strasse 11

☐ D-90763 FÜRTH
Magazinstrasse 90

G

☐ D-30823 GARBSEN
Langenhagenerstrasse 1

☐ D-45881 GELSENKIRCHEN
Caubstrasse

☐ D-73037 GÖPPINGEN
Ulmer Strasse 95-97

☐ D-02828 GÖRLITZ
Robert-Bosch-Strasse 5-7

☐ D-33334 GÜTERSLOH
Hans-Böckler-Strasse 57

H

☐ D-63450 HANAU
Kinzigheimer Weg 132

☐ D-30449 HANOVER-LINDEN
Bornumer Strasse 19

☐ D-69123 HEIDELBERG
Eppelheimer Strasse 80

☐ D-44625 HERNE
Bochumer Strasse 229

I

☐ D-85053 INGOLSTADT
Manchinger Strasse 126

☐ D-30916 ISERNHAGEN-ALTWARMBÜCHEN
Ernst-Grote-Strasse 2

J

☐ D-07747 JENA
Brüsseler Strasse 1

K

☐ D-67657 KAISERSLAUTERN
Mainzer Strasse 33

☐ D-76185 KARLSRUHE
Fritz-Haber-Strasse 1

☐ D-76139 KARLSRUHE-HAGSFELD
Am Storrenacker 6

☐ D-87435 KEMPTEN
Bahnhofstrasse 84

☐ D-24143 KIEL
Theodor-Heuss-Ring 136



Ihr Partner von A-Z!
Fassaden Design!
PARK

☐ D-56070 KOBLENZ
August-Thyssen-Strasse 10

☐ D-47803 KREFELD
Mevissenstrasse 45

L

☐ D-04129 LEIPZIG
Dübener Landstrasse 7

☐ D-34253 LOHFELDEN
Otto-Hahn-Strasse 1-5

☐ D-71636 LUDWIGSBURG
Wöhlerstrasse 7+9

☐ D-14974 LUDWIGSFELDE
Parkallee 36

☐ D-67071 LUDWIGSHAFEN
Oderstrasse 1

M

☐ D-39128 MAGDEBURG
Silberbergweg 2

☐ D-55128 MAINZ
Am Schleifweg 5

☐ D-55252 MAINZ-KASTEL
Kurt-Hebach-Strasse 1

☐ D-68309 MANNHEIM
Zamenhofstrasse 6

☐ D-14476 MARQUARDT
Am Friedrichspark 101

☐ D-47443 MOERS
Franz-Haniel-Strasse 71

☐ D-41063 MÖNCHENGLADBACH
Künkelstrasse 88

☐ D-41199 MÖNCHENGLADBACH-RESTSTRAUCH
Reststrauch 305

☐ D-74821 MOSBACH
Heilbronner Strasse 26

☐ D-80939 MUNICH-FRÖTTMANING
Muthmannstrasse 4

☐ D-48157 MÜNSTER
An der Alten Ziegelei 33

N

☐ D-66538 NEUNKIRCHEN
Westspange 2

☐ D-89231 NEU-ULM
Finninger Strasse 47

☐ D-52382 NIEDERZIER
Industriestrasse 19 / Rurbenden

☐ D-90469 NUREMBERG
Trierer Strasse 171

O

☐ D-26131 OLDENBURG
Edewechter Landstrasse 149

☐ D-49082 OSNABRÜCK
Hannoversche Strasse 111 /
Hettlicher Marsch

P

☐ D-33104 PADERBORN
Heisenbergstrasse 2

☐ D-94034 PASSAU
Stelzlhof 7

☐ D-75179 PFORZHEIM
Schwenninger Strasse 4

☐ D-66954 PIRMASENS
Zweibrücker Strasse 215

R

☐ D-71686 REMSECK
Am Holzbach 2+4

☐ D-78628 ROTTWEIL
Saline 15

S

☐ D-66121 SAARBRÜCKEN
Mainzer Strasse 274

☐ D-68723 SCHWETZINGEN
Zündholzstrasse 2

☐ D-71065 SINDELFINGEN
Böblinger Strasse 140

☐ D-74889 SINSHEIM
Carl-Benz-Strasse 7 a

☐ D-94315 STRAUBING
Aiterhofener Strasse 220

T

☐ D-54294 TRIER
Im Siebenborn 5-7

☐ D-72074 TÜBINGEN
Vor dem Großholz 2

V

☐ D-16727 VELTEN
Parkallee

☐ D-15370 VOGELSDORF
Frankfurter Chaussee 51

W

☐ D-65203 WIESBADEN
Friedrich-Bergiusstrasse 21

☐ D-26389 WILHELMSHAVEN
Heuweg

☐ D-38444 WOLFSBURG
Brandgehaege 7

☐ D-67547 WORMS
Am Gallborn 5 / Mainzer Strasse

☐ D-42285 WUPPERTAL
Oberbergische Strasse 201

☐ D-97076 WÜRZBURG
Am Handelshof 9




BAUSTOFF
ZENTRUM
DRIVE IN
Spanplatten
Gipskarton


HORNBACH
EINGANG
AUSGANG

Locations in Other European Countries


Bertrange
LUXEMBOURG

Luxembourg

L-8070 BERTRANGE
Z.A.I. Bourmicht


Groningen
Zaandam
AMSTERDAM
Wateringen
Nieuwegein
Nieuwekerk
Rotterdam
Tilburg
Geleen
Kerkrade

Netherlands

NL-6163 AK GELEEN
Einighauserweg 101

NL-5047 VA TILBURG
Hestiastraat 1

NL-6466 NH KERKRADE
Roda J.C. Ring 4

NL-9738 AB GRONINGEN
Groningerweg 45/2

NL-3439 LE NIEUWEGEIN
Veldwade 3

NL-2913 LB NIEUWERKERK
Hoofdweg Noord 25 a

NL-2291 PE WATERINGEN
`s Gravenzandseweg 71-72

NL-1506 RZ ZAANDAM
Symon Spiersweg 6

☐ A-4052 ANSFELDEN
Traunuferstrasse 129

☐ A-2721 BAD FISCHAU
Industriegebiet B 21

☐ A-2345 BRUNN a. GEBIRGE
Johann-Steinböck-Strasse 7 a

☐ A-2201 GERASDORF
Brünnerstrasse /
Wilhelm Hornbach Strasse 4

☐ A-6845 HOHENEMS
Lustenauerstrasse 116

☐ A-3500 KREMS
Gewerbeparkstrasse

☐ A-8700 LEOBEN
Prettachstrasse 30

☐ A-8054 SEIERSBERG
Werschweg 1

☐ A-3100 ST. PÖLTEN
Stifterstrasse 1a

☐ A-4600 WELS
Gunskirchenerstrasse 6

☐ A-1220 VIENNA-STADLAU
Stadlauer Strasse 37

Austria


Krems
Gerasdorf
VIENNA
Ansfelden
Brunn a.G.
Vienna-Stadlau
Wels
St. Pölten
Bad Fischau
Hohenems
INNSBRUCK
Leoben
Graz


POLAR WEISS
gut


HORNBACH
INGANG

☐ S-23291 ARLÖV/MALMÖ
Vassvägen 10

☐ S-41705 GOTHENBURG
Minelundsvägen 8

Sweden


Gothenburg
Malmö


HORNBACH
ENTREE



Switzerland


Littau
BERNE
Etoy
Villeneuve

☐ CH-1163 ETOY
Route de l'Industrie 6

☐ CH-6014 LITTAU
Thorenbergstrasse 49

☐ CH-1844 VILLENEUVE
Route de Pré-Neuf

☐ SK–82104 BRATISLAVA
Galvaniho 9

☐ SK–04001 KOŠICE
Moldavska Cesta 22

Slovakia


Košice
Bratislava
BRATISLAVA





☐ CZ-19898 PRAGUE
Chlumecká 2398

Czech Republic

☐ CZ-63900 BRNO
Herspicka 3

☐ CZ-72100 OSTRAVA
Bilovecká 3

☐ CZ-16300 PRAGUE-REPY
Slánská 2

☐ CZ-50002 HRADEC KRÁLOVÉ
Rovná 1697


Prague
PRAGUE
Prague-Repy
Hradec Králové
Ostrava
Brno



Passion means perfection down to the very last detail.



Following almost three years of construction, the opening of the Allianz Arena in Munich-Fröttmaning in 2005 marked the completion of one of the most modern and architecturally unusual football stadiums in Europe. The façade and the roof have a total surface area of 66,500 m², which consists of 2,760 air cushions and provides the stadium with its striking shape. On the inside, 69,901 completely roofed-over seats surround the pitch. During an average match, the turf comes into contact with the studs of the players more than 200,000 times and is then ready to be prepared again for the next match.

Consolidated Financial Statements

Income Statement

for the period from March 1, 2005 to February 28, 2006

	Note	2005/2006 € 000s	2004/2005 € 000s	Change %
Sales	(1)	2,234,221	2,094,394	6.7
Cost of goods sold	(2)	1,435,768	1,331,364	7.8
Gross profit		**798,453**	**763,030**	**4.6**
Selling and store expenses	(3)	660,137	603,871	9.3
Pre-opening expenses	(4)	10,854	9,678	12.2
General and administration expenses	(5)	92,267	81,628	13.0
Other income and expenses	(6)	35,012	23,179	51.1
Earnings before interest and taxes (EBIT)		**70,207**	**91,032**	**-22.9**
Financial income		4,720	1,611	193.0
Financial expenses		-31,361	-24,630	27.3
Net financial expenses	**(7)**	**-26,641**	**-23,019**	**15.7**
Consolidated earnings before taxes		**43,566**	**68,013**	**-35.9**
Taxes on income	(8)	18,618	24,706	-24.6
Consolidated net income		**24,948**	**43,307**	**-42.4**
Undiluted earnings per share (in €)	(9)	1.64	2.88	-43.1
Diluted earnings per share (in €)	(9)	1.63	2.87	-43.2

Balance Sheet

as of February 28, 2006

Assets	Note	2.28.2006 € 000s	2.28.2005 € 000s
Long-term assets			
Intangible assets	(12)	26,371	25,480
Property, plant and equipment	(13)	562,191	598,333
Real estate let to third parties and reserve land	(13)	22,871	11,489
Financial assets	(14)	102	165
Other long-term assets	(15)	3,135	1,627
Deferred tax claims	(16)	14,483	13,841
		629,153	**650,935**
Short-term assets			
Inventories	(17)	496,081	426,356
Accounts receivable and other assets	(18)	63,135	47,155
Income tax claims	(18)	10,645	6,158
Cash and cash equivalents	(19)	72,420	143,215
Long-term assets earmarked for disposal	(20)	14,512	0
		656,793	**622,884**
		1,285,946	**1,273,819**

Equity and liabilities	Note	2.28.2006 € 000s	2.28.2005 € 000s
Shareholders' equity			
Share capital	(22)	45,601	45,294
Capital reserve	(23)	127,212	124,745
Retained earnings	(24)	242,486	228,560
		415,299	**398,599**
Long-term liabilities			
Financial debt	(26)	409,573	501,594
Pensions and similar obligations	(27)	3,470	0
Deferred taxes	(16)	52,412	46,825
Other long-term liabilities	(28)	11,292	12,162
		476,747	**560,581**
Short-term liabilities			
Financial debt	(26)	105,964	40,068
Accounts payable and other liabilities	(29)	228,997	214,226
Tax provisions	(30)	15,365	12,660
Other provisions	(30)	43,574	47,685
		393,900	**314,639**
		1,285,946	**1,273,819**

Cash Flow Statement

	2005/2006 € 000s	2004/2005 € 000s
Consolidated net income	**24,948**	**43,307**
Depreciation and amortization of long-term assets	66,477	61,305
Change in provisions	731	2,348
Profits on the sale of long-term assets	-14,721	-7,115
Change in inventories, accounts receivable and other assets	-85,297	484
Change in accounts payable and other liabilities	19,782	18,306
Other income/expenses with no cash effect	4,510	5,698
Cash flow from operating activities	**16,430**	**124,333**
Proceeds from disposals of long-term assets	96,146	23,072
Payments for investments in property, plant and equipment	-133,811	-71,277
Payments for investments in intangible assets	-6,053	-11,826
Payments for acquisitions of shareholdings and other business units	-4,482	-9,073
Payments for investments in other financial assets	0	-3
Cash flow from investing activities	**-48,200**	**-69,107**
Receipts from capital increase	2,531	2,180
Payments to shareholders	-13,135	-13,060
Proceeds from long-term debt and issuing of corporate bond	0	262,400
Repayment of long-term debt	-29,175	-43,210
Receipts from/payments for group financing activities	-990	-71,730
Payments for transaction expenses	0	-10,589
Change in short-term debt	1,461	-86,771
Cash flow from financing activities	**-39,308**	**39,220**
Change in cash and cash equivalents	-71,078	94,446
Effect of exchange rate changes on cash and cash equivalents	283	206
Cash and cash equivalents at March 1	143,215	48,563
Cash and cash equivalents at February 28	**72,420**	**143,215**

Cash and cash equivalents include cash on hand, credit balances at banks and other short-term deposits.

The sale and lease back transaction undertaken by HORNBACH-Baumarkt-AG as of 2.28.2006 (DIY store in Vogelsdorf) is not included in the proceeds from disposals of long-term assets or in the change in other assets, given that the purchase price (€ 22,000k) had not been paid as of the reporting date. The purchase price payment (€ 18,500k) relating to the sale and lease back transaction undertaken by HORNBACH-Baumarkt-AG in the previous 2004/2005 financial year (DIY store in Binzen) was made during the current 2005/2006 financial year. This figure is included under proceeds from disposals of long-term assets. The payments for acquisitions of shareholdings and other business units in the current financial year include € 3,193k resulting from purchase price liabilities incurred in previous years.

The payments for investments in property, plant and equipment in the current 2005/2006 financial year include prepayments of € 1,300k for land which has been reported under other long-term assets.

The payments for investments in property, plant and equipment item in the previous 2004/2005 financial year included € 10,535k from additions during the 2002/2003 financial year.

The cash flow from operating activities was reduced by tax payments of € 20,652k (2004/2005: € 12,048k) and by interest payments of € 31,221k (2004/2005: € 19,910k) and increased by interest received amounting to € 6,485k (2004/2005: € 1,299k).

The other income/expenses with no cash effect item mainly relates to deferred taxes and to the personnel expenses relating to the valuation of share options.

Statement of Shareholders' Equity

2004/2005 financial year € 000s	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Total Equity
Balance at 3.1.2004	**45,035**	**122,495**	**-1,538**	**-203**	**197,589**	**363,378**
Dividend distributions					-13,060	**-13,060**
Foreign currency adjustments				2,858		**2,858**
Capital increase from share option plans	259	2,250				**2,509**
Valuation of derivative financial instruments, net after taxes			-393			**-393**
Net income for the year					43,307	**43,307**
Balance at 2.28.2005	**45,294**	**124,745**	**-1,931**	**2,655**	**227,836**	**398,599**

2005/2006 financial year € 000s	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Total Equity
Balance at 3.1.2005	**45,294**	**124,745**	**-1,931**	**2,655**	**227,836**	**398,599**
Dividend distributions					-13,135	**-13,135**
Foreign currency adjustments				1,913		**1,913**
Capital increase from share option plans	307	2,467				**2,774**
Valuation of derivative financial instruments, net after taxes			200			**200**
Net income for the year					24,948	**24,948**
Balance at 2.28.2006	**45,601**	**127,212**	**-1,731**	**4,568**	**239,649**	**415,299**

Notes to the Consolidated Financial Statements for the 2005/2006 Financial Year

Explanatory notes on the principles and methods applied in the consolidated financial statements

Accounting principles

Pursuant to Section 315a of the German Commercial Code (HGB), HORNBACH-Baumarkt-AG compiles consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) requiring mandatory application in the European Union. HORNBACH-Baumarkt-AG and its subsidiaries are included in the consolidated financial statements of HORNBACH HOLDING AG. The consolidated financial statements of HORNBACH HOLDING AG are published in the Federal Official Gazette (Bundesanzeiger) and filed in the Commercial Register of the Ludwigshafen Local Court.

HORNBACH-Baumarkt-AG is a publicly listed stock corporation whose legal domicile is in Bornheim, Germany. HORNBACH-Baumarkt-AG and its subsidiaries develop and operate DIY megastores with garden centers on an international basis.

The financial year of HORNBACH-Baumarkt-AG and thus of the Group runs from March 1 of each year through to the final day of February of the following year.

The annual Statement of Compliance with the German Corporate Governance Codex required by Section 161 of the German Stock Corporation Act (AktG) was submitted by HORNBACH-Baumarkt-AG on December 8, 2005 and made available to shareholders on the company's homepage.

Individual items in the income statement and the balance sheet have been grouped together for reasons of clarity. These items have been reported separately in the notes to the financial statements. In line with IAS 1 "Presentation of Financial Statements", a distinction has been made between long-term and short-term debt capital in the balance sheet reporting. Liabilities and provisions are treated as short-term if they are due within one year. Income items, such as rental income, interest income, and dividends, are deferred accordingly. The consolidated financial statements have been compiled in euros. The figures have been rounded off to the nearest thousand or million.

Assumptions and estimates have been made in the compilation of the consolidated financial statements which have an effect on the assets and liabilities reported and on the income and expenditure as presented. These assumptions and estimates mainly relate to uniform procedures applied across the Group in respect of economic useful lives, the accounting and valuation of provisions, the calculation of current market values, and the ability to obtain future tax relief. The principal assumptions and estimates which on account of their uncertainty may result in discrepancies in the level of assets and liabilities reported have been outlined in the notes to the respective items. Changes are accounted for as a credit or charge to operations upon receipt of further information.

Amendments to accounting and valuation methods as a result of new standards

Account has been taken of all International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) valid at the balance sheet reporting date, to the extent that such are of relevance for HORNBACH-Baumarkt-AG.

During the 2005/2006 financial year, HORNBACH-Baumarkt-AG made application of the new and revised standards IFRS 3 "Business Combinations", IAS 36 (2004 revision) "Impairment of Assets", and IAS 38

(2004 revision) "Intangible Assets" for all company acquisitions based on contracts concluded subsequent to March 31, 2004. This initial application has implications for the financial situation of the company, given that the goodwill resulting from acquisitions undertaken prior to March 31, 2004 is no longer subject to scheduled amortization. Goodwill is subject to an annual impairment test. The discontinuation of goodwill amortization has resulted in the amortization expenses of € 308k being lower than those in the 2004/2005 financial year. Cumulative amortization of goodwill amounting to € 1,136k has been offset against the historical costs of acquisition of the goodwill.

IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", which was adopted by the IASB in March 2004, has resulted in a change in the statement of assets and liabilities earmarked for sale and for business divisions to be discontinued in the balance sheet and the income statement compared with the annual financial statements for the 2004/2005 financial year. Assets which are highly likely to be sold in the next 12 months are no longer to be subject to depreciation and amortization. Their book values are to be reported under short-term assets earmarked for sale. As in the previous year, there are no business divisions to be discontinued. Prospective application is to be made of this standard, i.e. the new accounting and valuation methods are applied to items for the current financial year. No retrospective adjustments are required in the figures for the comparative year. The initial application of this standard led to assets amounting to € 14,512k being reclassified as short-term assets.

In September 2005, the IFRIC published Interpretation 6 "Liabilities Arising from Participation in a Specific Market – Waste Electrical and Electronic Equipment". This interpretation addresses the time at which liabilities relating to the disposal of certain electronic appliances for private use which may be affected by the provisions of the EU Directive on Electrical and Electronic Appliances are to be recorded. The initial application of this standard does not have any implications for the consolidated financial statements. HORNBACH-Baumarkt-AG has selected the so-called apportionment method for calculating its disposal obligation without joining any collective system. The bringing into circulation of electrical appliances therefore does not constitute any binding event pursuant to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". It is not yet necessary to state any provision for disposal obligations. Expenses for disposal obligations will only arise in the following financial years.

The initial application of the other standards amended within the framework of the improvement projects in most cases resulted in extended disclosures in the notes to these consolidated financial statements, with the figures for the previous year being adjusted accordingly. These standards have been applied in accordance with the respective transitional regulations.

Standards and interpretations not applied prematurely

The IASB has issued the following standards, interpretations, and amendments to existing standards of relevance to the HORNBACH Group but which do not yet require mandatory application and which HORNBACH-Baumarkt-AG has not applied prematurely.

The IASB published IFRS 7 "Financial Instruments: Disclosures" in August 2005. This standard summarizes the disclosures on financial instruments previously required by IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and IAS 32 "Financial Instruments: Disclosure and Presentation". Individual disclosure requirements have also been amended and supplemented. Mandatory application is to be made of IFRS 7 for financial years beginning on or after January 1, 2007. The application of the standard at an earlier point is recommended.

Upon its initial application by HORNBACH-Baumarkt-AG in the 2007/2008 financial year, this standard, which is to be applied by all companies, will result in extended disclosures on financial instruments.

The IASB published an amendment to IAS 1 in connection with the publication of IFRS 7 in August 2005. This requires information to be published in the financial statements enabling the reader of the financial statements to assess the objectives, methods and processes used in the company's capital management.

The amendment to IAS 1 is to be applied for financial years beginning on or after January 1, 2007. Application at an earlier point is recommended.

The initial application of this amendment to IAS 1 by HORNBACH-Baumarkt-AG will lead to extended disclosures in the notes to the financial statements.

Consolidation principles

The annual financial statements of the companies included in the consolidated financial statements are based on uniform accounting and valuation principles. Valuations based on taxation regulations have not been included in the consolidated financial statements. With the exception of one Rumanian subsidiary, the separate financial statements of the companies included in the consolidated financial statements have been compiled as of the reporting date for the consolidated financial statements.

In the case of acquisitions based on contracts concluded prior to March 31, 2004, the capital consolidation is based on the acquisition method by offsetting the relevant acquisition costs of the investment holding with the new valuation of the prorated shareholders' equity on the date of acquisition of the subsidiary. Any remaining debit differences are capitalized as goodwill following allocation of hidden reserves and hidden burdens and were until the end of the 2004/2005 financial year subject to straight-line amortization with a corresponding charge to operations in line with their anticipated useful lives. There were no remaining credit differences at the end of the 2004/2005 financial year.

In the case of acquisitions based on contracts concluded subsequent to March 31, 2004, application is made of IFRS 3 "Business Combinations", IAS 36 (2004 revision) "Impairment of Assets", and IAS 38 (2004 revision) "Intangible Assets". The capital consolidation of these acquisitions is therefore based on the revaluation method. Any resultant goodwill and the residual book value as of March 1, 2005 of goodwill resulting from acquisitions undertaken prior to March 31, 2004 are not subject to scheduled amortization but are rather subject to an annual impairment test pursuant to IAS 36.

Intercompany profits relating to inventories are eliminated by means of a charge to operations. Intercompany income and expenses and receivables and liabilities between the consolidated companies have been offset against each other.

Reporting entity

In addition to HORNBACH-Baumarkt-AG, the consolidated financial statements include 10 domestic (2004/2005: 11) and 27 foreign (2004/2005: 26) fully consolidated subsidiaries.

As the sole shareholder in HORNBACH International GmbH, HORNBACH-Baumarkt-AG holds, either directly or indirectly, 100% of the voting rights in the consolidated subsidiaries.

As in the previous year, all direct and indirect subsidiaries of HORNBACH-Baumarkt-AG have been included in the consolidated financial statements for the 2005/2006 financial year.

The reporting entity changed in comparison with the 2004/2005 financial year as a result of the inclusion of the newly established companies HORNBACH Solar-, Licht- und Energiemanagement GmbH and HORNBACH Centrala SRL. These companies were first included in the consolidated financial statements as of January 31, 2006. The companies contributed a sum of € -571k to the consolidated earnings for 2005/2006.

The companies consolidated for the first time during the 2005/2006 financial year include one company for the production and sale of energy and related services and one company for the preparation of operating activities in Rumania. The companies were founded by HORNBACH-Baumarkt-AG or by its HORNBACH International GmbH subsidiary. Retrospective acquisition expenses of € 1,289k were incurred for companies already consolidated for the first time in the 2004/2005 financial year.

The disposals during the 2005/2006 financial year relate to the sale of BM Immobilien Zeta GmbH within the framework of a sale and lease back transaction and of BM Immobilien Beta GmbH. These companies were sold as of August 31, 2005 and October 31, 2005 respectively and contributed a sum of € 164k to the consolidated earnings for 2005/2006.

Additions during the 2004/2005 financial year related to BM Immobilien Omega GmbH and to HORNBACH Reclame Activiteiten B.V. Overall, payments of € 9.1m were made for the acquisition of subsidiaries in the 2004/2005 financial year.

Disposals during the 2004/2005 financial year related to the sale of BM Immobilien Alpha GmbH.

The composition and development of the reporting entity was as follows:

	2005/2006	2004/2005
March 1	38	38
Companies consolidated for the first time	2	2
Mergers	0	-1
Companies sold	-2	-1
February 28	38	38

The changes in the reporting entity during the financial year resulted in the following overall changes in the individual asset and liability items:

€ 000s	Additions 2005/2006	Disposals 2005/2006	Additions 2004/2005	Disposals 2004/2005
Property, plant and equipment	0	23,008	15,305	20,682
Other assets	0	791	9	98
Long-term debt	0	316	0	404
Short-term debt	0	22,394	0	20,376

These changes did not have any significant impact on the income statement.

Consolidated Subsidiaries

Company Name and Domicile	Equity [1] € 000s	Share-holding in %
Germany		
HORNBACH International GmbH, Bornheim	25,584	100
AWV-Agentur für Werbung und Verkaufsförderung GmbH, Bornheim	151	100
Ollesch & Fitzner GmbH, Bornheim	554	100
BM Immobilien Gamma GmbH, Bornheim	0	100
BM Immobilien Lambda GmbH, Bornheim	23	100
BM Immobilien Kappa GmbH, Bornheim	23	100
BM Immobilien Omega GmbH, Bornheim	12,528	100
HB Services GmbH, Bornheim	22	100
HORNBACH Versicherungs-Service GmbH, Bornheim	513	100
HORNBACH Solar-, Licht- und Energiemanagement GmbH, Bornheim	19	100
Other European Countries		
HORNBACH Baumarkt CS spol s.r.o., Prague, Czech Republic	32,166	100
HORNBACH Baumarkt GmbH, Wiener Neudorf, Austria	23,058	100
EZ Immobilien Beta GmbH, Wiener Neudorf, Austria	1,372	100
SM Immobilien Delta GmbH, Wiener Neudorf, Austria	-370	100
HK Immobilien Kappa GmbH, Wiener Neudorf, Austria	-157	100
HL Immobilien Lambda GmbH, Wiener Neudorf, Austria	-409	100
SZ Immobilien Zeta GmbH, Wiener Neudorf, Austria	-20	100
HD Immobilien Dora GmbH, Wiener Neudorf, Austria	11	99.9
HS Immobilien Sigma GmbH, Wiener Neudorf, Austria	-66	100
HO Immobilien Omikron GmbH, Wiener Neudorf, Austria	-283	100
HORNBACH Baumarkt Luxemburg SARL, Bertrange, Luxembourg	8,469	100
HORNBACH Baumarkt (Schweiz) AG, Oberkirch, Switzerland	10,786	100
HORNBACH Byggmarknad AB, Gothenburg, Sweden	-18,211	100
HORNBACH Holding B.V., Amsterdam, Netherlands	18,065	100
HORNBACH Bouwmarkt (Nederland) B.V., Driebergen-Rijsenburg, Netherland:	16,035	100
HORNBACH Real Estate Zaandam B.V., Zaandam, Netherlands	1,668	100
HORNBACH Real Estate Kerkrade B.V., Kerkrade, Netherlands	1,446	100
HORNBACH Real Estate Tilburg B.V., Tilburg, Netherlands	1,101	100
HORNBACH Real Estate Groningen B.V., Groningen, Netherlands	-126	100
HORNBACH Real Estate Wateringen B.V., Wateringen, Netherlands	592	100
HORNBACH Real Estate Alblasserdam B.V., Alblasserdam, Netherlands	-1,640	100
HORNBACH Real Estate Nieuwegein B.V., Nieuwegein, Netherlands	848	100
HORNBACH Real Estate Nieuwerkerk B.V., Nieuwerkerk, Netherlands	2,802	100
HORNBACH Real Estate Geleen B.V., Geleen, Netherlands	894	100
HORNBACH Reclame Activiteiten B.V., Nieuwegein, Netherlands	13	100
HORNBACH Baumarkt SK spol s.r.o., Bratislava, Slovakia	-2,151	100
HORNBACH Centrala SRL, Bucharest, Rumania	-594	100

[1] *The shareholders' equity is equivalent to the local equity.*

An overall summary of the shareholdings pursuant to Section 285 No. 11 and Section 313 (2 and 3) of the German Commercial Code (HGB) is filed in the Commercial Register of the Landau Local Court.

Subordination and profit and loss transfer agreements have been concluded between HORNBACH-Baumarkt-AG on the one hand and HORNBACH International GmbH and Ollesch & Fitzner GmbH on the other.

Foreign currency conversion

The consolidated financial statements have been compiled in euros and the amounts stated rounded up or down to the nearest thousand.

Transactions executed in foreign currencies have been converted at the respective transaction rate. All receivables and liabilities denominated in foreign currencies have been valued using the closing rate on the reporting date regardless of whether they have been hedged or not. The resultant exchange gains and losses have basically been included in the income statement. Forward exchange transactions have been stated at fair value.

In line with IAS 21, the annual financial statements of foreign group companies have been converted into euros on the basis of the functional currency concept. This is the local currency for all of the companies in view of the fact that the foreign companies conduct their business independently from a financial, economic and organizational point of view. Accordingly, long-term assets, other assets and liabilities have been converted at the median rate on the balance sheet reporting date. Exchange rate differences arising from the conversion of the annual financial statements of foreign subsidiaries are treated with no net income effect and are reported separately under retained earnings. Income and expense items are converted using average rates.

The most important foreign exchange rates applied are as follows:

Country	Rate on Reporting Date 2.28.2006	2.28.2005	Average Rate 2005/2006	2004/2005
CZK Czech Republic	28.3200	29.7430	29.52067	31.46981
SEK Sweden	9.4490	9.0576	9.32374	9.11079
CHF Switzerland	1.5661	1.5392	1.54914	1.54056
SKK Slovakia	37.0800	37.8700	38.43582	39.65259
RON Rumania	3.5360	-	3.61424	-

Accounting and valuation principles

Assets have generally been valued on the basis of historic costs of acquisition with the exception of derivative financial instruments and financial instruments available for sale, which have been valued at fair value.

Goodwill

Since March 1, 2005, goodwill has not been subject to scheduled amortization but has rather been subject to an annual impairment test. Should any events or change in circumstances indicate any possible value impairment, then such impairment test is to be undertaken more frequently. Pursuant to IAS 36, the book values of the smallest cash generating units, including the goodwill proportionately allocated to such units, are compared with the higher of the net sale price and the utility value (so-called recoverable amount) of such units.

In the event of the book value of the cash generating unit exceeding its recoverable amount, then a write-down is required. The impairment loss for a cash generating unit is initially allocated to goodwill. Any remaining impairment loss is subsequently recorded for the other assets in the cash generating unit. No write-ups of goodwill are undertaken.

In line with the internal management reporting structures, the cash generating units correspond to the smallest strategic reporting levels within the HORNBACH-Baumarkt-AG Group. The utility value is calculated on the basis of the discounted expected future cash flows of a cash generating unit on the basis of the detailed financial planning for the coming financial year and in the strategic five-year plan.

The discounting is undertaken on the basis of average equity and debt capital costs (WACC = Weighted Average Cost of Capital). HORNBACH-Baumarkt-AG uses the yield expected on long-term risk-free federal government bonds as the basis for calculating the costs of equity. The costs of debt capital are based on the financing costs of the ten-year bond issued by HORNBACH-Baumarkt-AG during the 2004/2005 financial year. The discount rates applied to the respective cash generating units take account of specific equity and country risks. The discount rates amounted to 8.2% to 8.7% in the 2005/2006 financial year.

Intangible assets

Intangible assets with fixed useful lives are stated at cost of acquisition less cumulative straight-line amortization. Pursuant to IAS 23 "Borrowing Costs", financing costs which can be directly allocated to an asset ("qualifying asset") over the period of the establishment of the utility of such an asset are capitalized as a component of the costs of acquisition or manufacture.

Amortization is calculated using the straight-line method and on the basis of the following economic useful lives:

Useful life	Years
Software and licenses	3 to 8
Other intangible assets	3 to 13

There are no intangible assets with indeterminate useful lives.

Property, plant and equipment

Property, plant and equipment, including real estate which is held for leasing purposes, is stated at cost of acquisition or manufacture less cumulative depreciation.

Scheduled depreciation is undertaken on a straight-line basis. If there are indications of any impairment of value and if the recoverable amount is less than the updated cost of acquisition or manufacture, then the property, plant and equipment is subject to extraordinary depreciation. If the reason for extraordinary depreciation undertaken in previous years no longer applies, a corresponding write-up is undertaken. Scheduled depreciation across the Group is uniformly based on the following economic useful lives:

Useful life	Years
Buildings and outdoor facilities (including rented properties)	15 to 33
Other equipment, plant and office equipment	3 to 21

In the event of components of property, plant and equipment having different useful lives, then they are stated and valued as separate components.

Financing costs incurred in the context of real estate development ("building interest") and which can be directly allocated to the acquisition, construction or establishment of land and buildings ("qualifying assets") are capitalized as an integral part of the costs of acquisition or manufacture in accordance with IAS 23 (Borrowing Costs).

Leased property, plant and equipment which in economic terms constitutes asset purchases with long-term financing (financial leasing) are stated at fair value in compliance with IAS 17 "Leases" unless the present value of the leasing payments is lower. Scheduled depreciation is undertaken over their economic useful lives or over the term of the contract if this is shorter. Application is made of the same method of depreciation which would apply for comparable assets acquired or manufactured. The obligations relating to future leasing payments are capitalized as liabilities.

Financial assets

In line with IAS 39, financial assets are subdivided as follows: financial assets held to maturity and financial assets available for sale, which are valued at fair value with a corresponding impact on earnings.

Financial assets held to maturity are valued at updated cost of acquisition using the effective interest method.

Financial assets valued at fair value with a corresponding impact on earnings are stated at their value as of the balance sheet reporting date.

Inventories

Inventories are stated at cost of acquisition or manufacture or at net sale value. The net sale value is taken to be the expected realizable sales proceeds less the costs incurred up to such disposal. The acquisition costs of inventory holdings are determined using weighted average prices. Account is taken of the principle of loss-free valuation.

Accounts receivable and other assets

Accounts receivable and other assets are stated at cost of acquisition or at their lower present value. Account is taken of all identifiable individual risks and general credit risk based on empirical values by means of appropriate value reductions for these items.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with maturity dates of less than three months.

Long-term assets earmarked for sale

Land, buildings and other long-term assets which are highly likely to be sold in the coming financial year are valued as property, plant and equipment up to the time of such classification. These assets are subsequently stated at fair value, less related disposal expenses, should such be lower than the book value.

Leasing contracts

In the case of leasing contracts in which the respective risks and rewards relating to the asset are mainly transferred to the company, the asset in question is capitalized and stated less cumulative depreciation.

Moreover, a corresponding liability is capitalized in the amount of the fair value of the asset or the lower present value of the minimum leasing payments.

Impairment of assets

With the exception of inventories, deferred tax assets and those assets which are stated at fair value, a review is undertaken of all assets on each balance sheet reporting date to ascertain whether there are indications for an impairment of value due to specific facts or circumstances. An extraordinary write-down is recorded in the income statement if the recoverable amount is less than the book value of the respective asset. Except in the case of goodwill, a write-up is undertaken if the reasons for the extraordinary write-down no longer apply.

Pensions and similar obligations

Pursuant to legal requirements in the respective countries, the group companies of HORNBACH-Baumarkt-AG have obligations relating to defined contribution and defined benefit pension plans. In the case of defined benefit plans, provisions have been calculated using the projected unit credit method in accordance with IAS 19 "Employee Benefits". When calculating the pension commitment in accordance with actuarial principles, this procedure accounts for the pensions known of and claims acquired as of the balance sheet reporting date, as well as for the increase in salaries and pensions to be expected in future. In the case of defined contribution plans, the contributions are recorded as expenses upon becoming due for payment.

Provisions

Provisions are taken for uncertain obligations to third parties if such obligations will probably result in a future charge on assets. The provisions are stated after taking account of all discernible risks up to the anticipated settlement amount and are not offset against recourse claims. If the overall effect is material, long-term provisions are stated at their present value discounted to the end of their respective terms. Provisions for pending losses are accounted for if the contractual obligations in the case of stores rented from third parties are higher than the anticipated economic benefits.

Debt

Financial debt (bank loans, bonds) is reported at the amount of the individual loan less transaction costs and is subsequently reported at its updated cost of acquisition. The difference to the repayment amount is recorded as an expense over the term of the bond using the effective interest rate method. Other liabilities are stated at their repayment amounts.

Sales

Income from the sale of goods is recorded at the time of the transfer of ownership.

Costs of goods sold

As well as the direct acquisition costs of the merchandise in question, the costs of goods sold also include ancillary acquisition costs, such as freight charges, customs duties, and other services rendered.

Rental income

Rental income is recorded on a straight-line basis for the duration of the rental period and is reported under sales.

Public grants

Public grants awarded to cover expenses incurred and for assistance purposes are recorded as income in the income statement. Grants awarded for long-term assets reduce the cost of acquisition of such assets.

Expenses

Rental expenses are recorded on a straight-line basis as costs over the term of the rental contract.

Advertising expenses for commercials are produced for image advertising purposes and are generally broadcast directly following their production. The broadcasting costs are recorded as expenses upon receipt of the service (broadcasting by the broadcaster).

Expenses relating to advertising leaflets are deferred and reported as deferred expenses until such leaflets have been distributed.

Interest expenses and interest income are recorded in line with the period for which the loan was granted or the bond issued.

Tax expenses include current and deferred taxation unless they are attributable to facts or circumstances which are directly accounted for under equity.

In line with IAS 12, deferred taxes are accounted for and valued using the balance sheet liability method based on the tax rate valid at the realization date. Deferred tax assets are stated for anticipated tax benefits arising from future realizable losses brought forward. Deferred tax assets arising from deductible temporary differences and tax losses carried forward which exceed temporary taxable differences are only stated to the extent that it can be assumed with reasonable certainty that the company in question will achieve an adequate level of taxable income.

With regard to options issued prior to November 7, 2002 in connection with existing share option plans, no expenses have been taken into account for the difference between the exercise price and the market value of shares or the intrinsic value of the share options granted as long as the options have not been exercised.

The 1999 share option plan of HORNBACH-Baumarkt-AG represents an equity-settled share-based payment. With regard to the fourth tranche of the share option plan, which was issued subsequent to November 7, 2002, the current market value of the options expected to be convertible was calculated for the time of their issue. This amount is spread as an expense over the period up to the non-forfeitability of such options and is recorded as a corresponding increase in shareholders' equity.

The HORNBACH phantom stock plan represents a cash-settled share-based payment. The expenses are spread over the qualifying period on a prorated basis. The resultant obligation as of the reporting date has been reported under other liabilities. Changes to the respective values have been accounted for in this respect.

The segment reporting is undertaken in compliance with the accounting and valuation methods used in the consolidated financial statements. The sales to external third parties represent net sales. Transfer prices between the segments are equivalent to those applied to external third parties.

Segment definition

The allocation of operating divisions (segments) corresponds to the internal reporting system used by the Board of Management of the HORNBACH-Baumarkt-AG Group for managing the company. The primary reporting system is based on operating divisions, whereas the secondary reporting system makes a distinction between the regions of Germany and of Other European Countries. The "DIY Stores" segment includes the 124 (2004/2005: 117) combined DIY stores and garden centers which are grouped together in the HORNBACH-Baumarkt-AG Group. The "Real Estate" segment includes the retail properties owned by companies in the HORNBACH-Baumarkt-AG Group which let and charge the properties at normal market conditions to the respective DIY stores with garden centers within the Group. The "Miscellaneous and Consolidation" segment includes administration and consolidation items which are not attributable to the individual segments.

Segment results

The segment results depicted represent earnings before interest and taxes (EBIT).

Segment assets and liabilities

Assets and liabilities in the consolidated balance sheet have been directly allocated to the individual segments as far as possible. The remaining assets and liabilities have been allocated on an appropriate basis. Liabilities in the consolidated balance sheet have been increased by liabilities to group companies in the individual segments and have been allocated to the individual segments on a causation basis. The resultant adjustments have been eliminated under the "Miscellaneous and Consolidation" item.

2005/2006 € million (2004/2005 € million)	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**2,233.4**	**97.5**	**-96.7**	**2,234.2**
	(2,093.6)	(89.5)	(-88.7)	(2,094.4)
Sales to external third parties	2,232.9	0.0	0.0	2,232.9
	(2,092.8)	(0.0)	(0.0)	(2,092.8)
Sales to affiliated companies	0.5	0.0	0.0	0.5
	(0.8)	(0.0)	(0.0)	(0.8)
Rental income from affiliated companies	0.0	96.7	-96.7	0.0
	(0.0)	(88.7)	(-88.7)	(0.0)
Rental income from external third parties	0.0	0.8	0.0	0.8
	(0.0)	(0.8)	(0.0)	(0.8)
Segment results (EBIT)	**40.7**	**44.5**	**-15.0**	**70.2**
	(71.0)	(31.9)	(-11.9)	(91.0)
of which				
Depreciation	40.7	17.8	8.0	66.5
	(38.0)	(17.0)	(6.3)	(61.3)
Segment assets	**738.3**	**447.4**	**100.2**	**1,285.9**
	(641.1)	(476.2)	(156.5)	(1,273.8)
Capital expenditures	**60.8**	**63.9**	**16.5**	**141.2**
	(33.9)	(35.0)	(19.0)	(87.9)
Segment liabilities	**329.0**	**203.5**	**338.1**	**870.6**
	(252.7)	(296.6)	(325.9)	(875.2)

Analysis by geographical regions

The "Other European Countries" segment includes the Czech Republic, Austria, the Netherlands, Luxembourg, Switzerland, Sweden, Slovakia and Rumania.

Segment sales are allocated to the geographical regions in which the sales were generated. The sales for Other European Countries include segment sales to be reported pursuant to IAS 14.69 for our subsidiaries in Austria amounting to € 251.0m (2004/2005: € 247.4m). Segment assets are allocated to the region in which they are located. Capital expenditures relate to the assets allocated to the respective segments. Segment assets and capital expenditures for Other European Countries include segment assets to be reported pursuant to IAS 14.69 amounting to € 127.5m (2004/2005: € 130.6m) and capital expenditures of € 2.4m (2004/2005: € 1.5m) relating to our subsidiaries in the Netherlands.

2005/2006 € million (2004/2005 € million)	Germany	Other European Countries	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**1,543.9**	**788.0**	**-97.7**	**2,234.2**
	(1,447.5)	(687.6)	(-40.7)	(2,094.4)
Sales to external third parties	1,445.7	787.2	0.0	2,232.9
	(1,406.0)	(686.8)	(0.0)	(2,092.8)
Sales to affiliated companies	98.2	0.0	-97.7	0.5
	(41.4)	(0.1)	(-40.7)	(0.8)
Rental income from external third parties	0.0	0.8	0.0	0.8
	(0.1)	(0.7)	(0.0)	(0.8)
Segment assets	**1,040.4**	**383.4**	**-137.9**	**1,285.9**
	(1,023.4)	(361.0)	(-110.6)	(1,273.8)
Capital expenditures	**116.0**	**25.2**	**0.0**	**141.2**
	(68.5)	(19.5)	(-0.1)	(87.9)
EBIT	**28.3**	**41.0**	**0.9**	**70.2**
	(53.0)	(38.2)	(-0.2)	(91.0)
Depreciation	**46.5**	**20.0**	**0.0**	**66.5**
	(42.4)	(18.9)	(0.0)	(61.3)
EBITDA	**74.8**	**61.0**	**0.9**	**136.7**
	(95.4)	(57.1)	(-0.2)	(152.3)

(1) Sales

The sales mainly include income from the "DIY stores" segment. Income amounting to € 865k (2004/2005: € 897k) from the letting of real estate has also been included under the heading of sales.

The sales of the Group broken down into operating divisions and regions have been depicted in the segment reporting.

(2) Costs of goods sold

The costs of goods sold represent the expenses required for the generation of sales and are structured as follows:

	2005/2006 € 000s	2004/2005 € 000s
Expenses for ancillary materials and purchased goods	1,425,820	1,324,643
Expenses for external services	9,948	6,721
	1,435,768	**1,331,364**

As a result of the conversion of inventory management to SAP Retail, the depiction of the costs of goods sold has been revised. The components previously recorded separately under expenses for external services are now recorded directly in the floating average valuation of the goods and thus reported under expenses for goods purchased. This has resulted in the following amendments to the amounts reported for the previous year:

	2004/2005 adjusted € 000s	2004/2005 reported € 000s
Expenses for ancillary materials and purchased goods	1,324,643	1,313,908
Expenses for external services	6,721	17,456
	1,331,364	**1,331,364**

(3) Selling and store expenses

Selling and store expenses include those costs incurred in connection with the operation of DIY megastores with garden centers and are structured as follows:

	2005/2006 € 000s	2004/2005 € 000s
Personnel expenses	307,926	285,292
Costs of premises	150,357	132,714
Advertising	82,547	77,082
General operating expenses	66,329	57,902
Depreciation and amortization	51,136	49,072
Other taxes	1,842	1,809
	660,137	**603,871**

General operating expenses primarily relate to administration expenses, transport costs, maintenance and upkeep, rental expenses for plant and office equipment, and vehicle expenses.

(4) Pre-opening expenses

Pre-opening expenses include those expenses arising at or close to the time of the construction up to the opening of a new DIY megastore with a garden center. These mainly comprise personnel expenses amounting to € 7,011k (2004/2005: € 6,222k) and miscellaneous expenses amounting to € 3,843k (2004/2005: € 3,456k). The miscellaneous expenses primarily relate to administration expenses, costs of premises, miscellaneous personnel expenses, depreciation, and other taxes.

(5) General and administration expenses

General and administration expenses include all those costs incurred in connection with the operation or construction of DIY stores with garden centers which cannot be directly allocated to such projects.

General and administration expenses are structured as follows:

	2005/2006 € 000s	2004/2005 € 000s
Personnel expenses	52,501	48,925
Legal and advisory expenses	13,124	10,098
Depreciation and amortization	9,746	7,790
Costs of premises	2,571	2,325
Other general and administration expenses	14,325	12,490
	92,267	**81,628**

Other general and administration expenses mainly relate to IT expenses, travel expenses, and vehicle expenses.

(6) Other income and expenses

Other income and expenses are structured as follows:

	2005/2006 € 000s	2004/2005 € 000s
Other operating income from operating activities		
Income from advertising allowances	12,343	12,779
Income from exchange rate and payment differences	4,913	4,314
Income from the release of provisions	3,421	1,216
Income from allocations to the HORNBACH HOLDING Group	1,770	1,752
Income from the disposal of miscellaneous long-term assets	416	509
Miscellaneous income	8,726	11,258
	31,589	**31,828**
Other operating income from non-operating activities		
Income from the disposal of subsidiaries and from the disposal of DIY megastore properties	16,262	10,161
Income from damages cases	7,871	0
Income from the release of provisions for disadvantageous contracts	3,276	1,925
Miscellaneous income	275	0
	27,684	**12,086**
Other income	**59,273**	**43,914**

The miscellaneous other income from operating activities mainly relates to income from personnel contributions, damages payments, and cost allowances granted by suppliers.

Non-operating income in the 2005/2006 financial year mainly relates to income from the disposal of two (2004/2005: three) DIY megastore properties, two (2004/2005: one) builders' merchant centers and of one real estate investment.

The DIY megastore properties were subsequently rented back on a long-term basis within the framework of an operating lease. There is a rental prolongation and purchase option at the end of the non-terminable basic rental period.

	2005/2006 € 000s	2004/2005 € 000s
Other operating expenses from operating activities		
Expenses relating to exchange rate and payment differences	6,027	4,815
Impairments and defaults on accounts receivable	1,621	1,528
Losses incurred on disposals of long-term assets	1,533	1,877
Other operating expenses	2,524	3,466
	11,705	**11,686**
Other operating expenses from non-operating activities		
Expenses relating to damages cases	6,435	0
Extraordinary depreciation of property, plant and equipment	5,538	4,349
Losses incurred on disposals of long-term assets	583	0
Additions to provisions for disadvantageous contracts	0	4,700
	12,556	**9,049**
Other expenses	**24,261**	**20,735**
Other income and expenses (net)	**35,012**	**23,179**

The miscellaneous other operating expenses mainly relate to losses incurred on damages cases and expenses incurred on services which are charged on. The corresponding income has been reported as other income.

(7) Net financial expenses

	2005/2006 € 000s	2004/2005 € 000s
Financial income		
Other interest and similar income	2,954	1,256
of which from affiliated companies	(37)	(41)
Income from the fair value valuation of derivative financial instruments	1,766	355
	4,720	**1,611**
Financial expenses		
Other interest and similar expenses	31,361	24,604
of which to affiliated companies	(376)	(569)
Expenses relating to the fair value valuation of derivative financial instruments	0	26
	31,361	**24,630**

In line with IAS 17 "Leases", financial leasing contracts are reported under property, plant and equipment and the interest component of the leasing installment amounting to € 226k (2004/2005: € 280k) under interest and similar expenses. Net interest expenses do not include interest incurred for financing the construction stage of real estate development measures. This interest amounted to € 2,392k (2004/2005: € 1,052k) in the year under report and has been capitalized as an integral component of the costs of acquisition and manufacture of the property, plant and equipment concerned. Furthermore, financing costs amounting to € 168k were capitalized in the previous year for the period of preparing the utility of SAP. An average financing cost rate of 5.9% (2004/2005: 5.4% to 5.9%) has been used to determine the level of debt costs to be capitalized.

(8) Taxes on income

Taxes on income include the taxes on income paid or payable in the individual countries, as well as deferred tax accruals.

The German companies included in the HORNBACH-Baumarkt-AG Group are subject to an average trade tax rate of approximately 16% of their trading income, with the aforesaid tax being deductible for corporate income tax purposes. The corporate income tax rate amounts to 25%, plus 5.5% solidarity surcharge.

All domestic deferred tax items continue to be valued using an average tax rate of 38%. The calculation of foreign income taxes is based on the relevant laws and regulations in force in the individual countries. As in the previous year, the income tax rates applied to foreign companies range from 18% to 31%.

The actual income tax charge of € 18,618k (2004/2005: € 24,706k) is € 2,063k higher (2004/2005: € 1,139k lower) than the expected tax charge of € 16,555k (2004/2005: € 25,845k) which would have been payable by applying the average tax rate of 38% (2004/2005: 38%) to the pre-tax earnings of the Group.

Tax losses carried forward and not utilized to date amount to € 29,050k (2004/2005: € 20,605k), for which deferred assets have been reported in full. HORNBACH-Baumarkt-AG expects it to be possible to offset the tax losses carried forward, which in some cases are attributable to start-up losses in individual countries, against future earnings in full. No deferred tax assets were reported in the case of losses carried forward amounting to € 909k (2004/2005: € 0k) in view of the fact that a future realization of the resultant benefit is not to be expected.

Following the expiry of the so-called moratorium, distributions of earnings undertaken after December 31, 2005 result in a reduction in corporate income tax in the assessment period in which such distribution is undertaken. At the end of the financial year on February 28, 2006, HORNBACH-Baumarkt-AG still has 14 financial years to distribute the corporate income tax credit of a maximum of € 12,575k. In the event of its approval by the Annual General Meeting, the dividend distribution proposed by the Board of Management and Supervisory Board (Note 25) will result in a corporate income tax reduction claim amounting to € 898k.

Breakdown of the tax charge:

	2005/2006 € 000s	2004/2005 € 000s
Current taxation on income		
Germany	4,815	12,367
Other countries	9,579	5,891
	14,394	**18,258**
Deferred tax expenses/income		
Based on changes in temporary differences	8,242	4,692
Based on changes in tax rates	-262	-204
Based on losses carried forward	-3,756	1,960
	4,224	**6,448**
Taxes on income	**18,618**	**24,706**

Deferred taxes amounting to € -147k (2004/2005: € -63k) have been recorded under shareholders' equity without any impact on earnings.

The transition from the anticipated to the actual income tax charge is as follows:

	2005/2006 € 000s	%	2004/2005 € 000s	%
Anticipated income tax charge	16,555	100.0	25,845	100.0
Tax rate differences	-4,321	-26.1	-3,649	-14.1
Tax-free income	-115	-0.7	-306	-1.2
Tax reductions/increases due to changes in tax rates	-262	-1.6	-204	-0.8
Tax increases attributable to expenses not deductible for tax purposes	3,269	19.7	2,338	9.1
Non-period current and deferred taxes	3,910	23.6	915	3.5
Miscellaneous tax effects	-418	-2.5	-233	-0.9
Taxes on income	**18,618**	**112.4**	**24,706**	**95.6**
Effective tax rate (%)	42.7		36.3	

(9) Earnings per share

The undiluted earnings per share are calculated in line with IAS 33 "Earnings per Share" by dividing the consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG by the weighted average number of shares in circulation during the financial year.

Earnings per share

	2005/2006	2004/2005
Weighted number of shares issued	15,171,360	15,019,542
Consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG (in €)	24,948,066	43,307,376
Earnings per share (in €)	**1.64**	**2.88**

The weighted number of shares issued is calculated as follows:

	2005/2006	2004/2005
Shares issued as of March 1	15,097,830	15,011,500
Impact of the issue of new shares	73,530	8,042
	15,171,360	**15,019,542**

The share option plans (Note 34) mean that shares with a potentially dilutive effect have arisen, which have a partial impact on earnings per share. Diluted earnings per share are calculated as follows:

Diluted earnings per share

	2005/2006	2004/2005
Weighted number of shares issued, including potential shares with a dilutive effect	15,331,856	15,086,789
Consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG (in €)	24,948,066	43,307,376
Earnings per share (in €)	**1.63**	**2.87**

The weighted number of shares issued, including potential shares with a dilutive effect, is calculated as follows:

	2005/2006	2004/2005
Weighted number of shares issued	15,171,360	15,019,542
Impact of 1999 share option plan	160,496	67,247
	15,331,856	**15,086,789**

Personnel expenses

The individual expense items include the following personnel expenses:

	2005/2006 € 000s	2004/2005 € 000s
Wages and salaries	300,256	281,188
Social security contributions and pension expenses	67,181	59,251
	367,437	**340,439**

The social security contributions include pension expenses amounting to € 6,578k (2004/2005: € 3,067k). The personnel expenses include expenses relating to the employer share of the statutory pension scheme amounting to € 19,408k (2004/2005: € 18,547k).

The average number of employees was as follows:

	2005/2006	2004/2005
Salaried employees	10,817	10,205
Wage earners	192	201
Trainees	575	526
	11,584	**10,932**
of which: part-time employees	2,492	2,250

In terms of geographical regions, 7,702 (2004/2005: 7,433) of the average number of employees were employed in Germany during the 2005/2006 financial year, and 3,882 (2004/2005: 3,499) were employed in other European countries.

Depreciation and amortization

The depreciation of property, plant and equipment and the amortization of intangible assets were structured as follows:

	2005/2006 € 000s	2004/2005 € 000s
Scheduled amortization of goodwill	0	308
Scheduled amortization of intangible assets and depreciation of property, plant and equipment	60,939	56,648
Extraordinary depreciation of property, plant and equipment	5,538	4,349
	66,477	**61,305**

As in the previous year, the extraordinary depreciation of property, plant and equipment during the 2005/2006 financial year related to land and buildings. Reference is also made to Note 13 in this respect.

(11) Fee for the services provided by the auditor

The fees recorded as expenses in the 2005/2006 financial year for the auditor of the annual and consolidated financial statements of HORNBACH-Baumarkt-AG, KPMG Deutsche Treuhand-Gesellschaft-AG, were structured as follows:

	2005/2006 € 000s
Auditing of financial statements	427
Tax advisory services	147
	574

(12) Intangible assets

The development of intangible assets during the 2004/2005 and 2005/2006 financial years was as follows:

€ 000s	Franchises, industrial property rights and similar rights and values as well as licenses to such rights and values	Goodwill	Assets under construction	Total
Cost of acquisition/manufacture				
Balance at 3.1.2004	39,654	4,125	2,410	46,189
Foreign currency conversion	30	0	0	30
Additions	2,342	-857	10,307	11,792
Disposals	62	-1,728	0	-1,666
Reclassifications	101	0	-87	14
Balance at 2.28.2005	**42,065**	**4,996**	**12,630**	**59,691**
Netting of goodwill amortization	0	-1,136	0	-1,136
Balance at 3.1.2005	42,065	3,860	12,630	58,555
Foreign currency conversion	14	0	0	14
Additions	5,886	0	154	6,040
Disposals	70	0	31	101
Reclassifications	12,245	0	-12,520	-275
Balance at 2.28.2006	**60,140**	**3,860**	**233**	**64,233**
Amortization				
Balance at 3.1.2004	30,118	914	0	31,032
Foreign currency conversion	27	0	0	27
Additions	2,963	308	0	3,271
Disposals	33	86	0	119
Balance at 2.28.2005	**33,075**	**1,136**	**0**	**34,211**
Netting of goodwill amortization	0	-1,136	0	-1,136
Balance at 3.1.2005	33,075	0	0	33,075
Foreign currency conversion	14	0	0	14
Additions	4,843	0	0	4,843
Disposals	70	0	0	70
Balance at 2.28.2006	**37,862**	**0**	**0**	**37,862**
Book value at 2.28.2006	**22,278**	**3,860**	**233**	**26,371**
Book value at 2.28.2005	8,990	3,860	12,630	25,480

As in the previous year, the additions to franchises, industrial property rights and similar rights and values and licenses to such rights and values mainly relate to license fees for SAP software and expenses incurred in connection with adapting the software to its intended utilization. The additions mainly relate to the expansion of SAP to include the retail module and the HR module.

No additions to goodwill were reported in the 2005/2006 financial year. The negative additions to goodwill in the 2004/2005 financial year relate to subsequent reductions in the acquisition price of the shareholding in Lafiora HORNBACH Florapark GmbH acquired in the 2003/2004 financial year. The resultant differential amount was offset in full against losses incurred in the 2004/2005 financial year.

Pursuant to IFRS 3, the cumulative amortization of goodwill amounting to € 1,136k as of March 1, 2005 was offset against its cost of acquisition at the beginning of the 2005/2006 financial year.

The amortization is included in the following items in the income statement:

	2005/2006 € 000s	2004/2005 € 000s
Selling and store expenses	899	1,266
General and administration expenses	3,944	2,005
	4,843	**3,271**

As in the previous year, there are no major restrictions on ownership and disposition rights.

(13) Property, plant and equipment, as well as real estate leased to third parties and reserve land

The development of property, plant and equipment during the 2004/2005 and 2005/2006 financial years was as follows:

€ 000s	Land, leasehold rights and buildings, including buildings on non-proprietary land	Real estate leased to third parties and reserve land in line with IAS 40 (Investment Property)	Other equipment, plant and office equipment	Assets under construction	Total
Cost of acquisition/manufacture					
Balance at 3.1.2004	551,106	15,263	360,054	15,587	942,010
Foreign currency conversion	4,264	0	1,553	15	5,832
Additions to reporting entity	15,305	0	0	0	15,305
Disposals from reporting entity	20,810	0	88	0	20,898
Additions	9,209	1,546	37,546	12,475	60,776
Disposals	13,683	0	15,826	531	30,040
Reclassifications	712	0	1,153	-1,879	-14
Balance at 2.28.2005	**546,103**	**16,809**	**384,392**	**25,667**	**972,971**
Balance at 3.1.2005	546,103	16,809	384,392	25,667	972,971
Foreign currency conversion	2,268	0	474	-36	2,706
Disposals from reporting entity	22,478	0	105	1,193	23,776
Reclassifications to long-term assets earmarked for sale	-18,230	-1,371	-71	0	-19,672
Additions	60,336	9,120	54,574	9,784	133,814
Disposals	64,251	600	23,226	129	88,206
Reclassifications IAS 40	-12,198	12,198	0	0	0
Reclassifications	16,593	0	3,522	-19,840	275
Balance at 2.28.2006	**508,143**	**36,156**	**419,560**	**14,253**	**978,112**
Depreciation					
Balance at 3.1.2004	80,057	3,623	236,428	263	320,371
Foreign currency conversion	389	0	840	0	1,229
Disposals from reporting entity	213	0	3	0	216
Additions	16,157	1,697	40,180	0	58,034
Disposals	2,606	0	13,663	0	16,269
Balance at 2.28.2005	**93,784**	**5,320**	**263,782**	**263**	**363,149**
Balance at 3.1.2005	93,784	5,320	263,782	263	363,149
Foreign currency conversion	304	0	470	0	774
Disposals from reporting entity	768	0	0	0	768
Reclassifications to long-term assets earmarked for sale	-4,486	-630	-44	0	-5,160
Additions	14,922	3,944	42,768	0	61,634
Disposals	6,288	0	20,291	0	26,579
Reclassifications IAS 40	-4,651	4,651	0	0	0
Balance at 2.28.2006	**92,817**	**13,285**	**286,685**	**263**	**393,050**
Book value at 2.28.2006	**415,326**	**22,871**	**132,875**	**13,990**	**585,062**
Book value at 2.28.2005	452,319	11,489	120,610	25,404	609,822

Extraordinary depreciation amounting to € 5,538k was undertaken on land (€ 2,795k) and buildings (€ 2,743k) in the "Real Estate" segment during the 2005/2006 financial year. Of the aforementioned sum, € 2,766k (2004/2005: € 1,609k) related to real estate leased to third parties and to reserve land not yet earmarked for any specific use. In the previous year, extraordinary depreciation amounting to € 4,349k was undertaken on land (€ 3,599k) and on buildings (€ 750k) in the "Real Estate" segment.

The extraordinary depreciation was mainly attributable to assets not used for operations and resulted from the valuation of assets whose book values were in excess of their respective net sale values. The net sale value of land was determined by independent experts on the basis of capitalized earnings power.

Reference is made to Note 7 with regard to capitalized financing costs.

There were no additions resulting from changes in the reporting entity in the 2005/2006 financial year. The additions to the reporting entity in the previous year resulted from the initial consolidation of the shares in BM Immobilien Omega GmbH. The disposals from the reporting entity in the current financial year relate to the sale of BM Immobilien Zeta GmbH and BM Immobilien Beta GmbH. The disposals in the previous year related to the sale of shares in BM Immobilien Alpha GmbH.

The real estate assets are predominantly owned by HORNBACH-Baumarkt-AG and by real estate companies established for this purpose.

Other equipment, plant and office equipment mainly relate to HORNBACH-Baumarkt-AG in the case of German consolidated companies and to HORNBACH Baumarkt GmbH, HORNBACH Baumarkt Luxemburg SARL, HORNBACH Baumarkt CS spol s.r.o., HORNBACH Bouwmarkt (Nederland) B.V., HORNBACH Baumarkt (Schweiz) AG, HORNBACH Baumarkt SK spol s.r.o. and HORNBACH Byggmarknad AB in the case of foreign consolidated companies.

Real estate leased to third parties and reserve land not yet scheduled for any specific use mainly relate to retail properties at various locations in Germany. The respective rental contracts have basic rental periods of 1 to 15 years and in some cases provide for prolongation options for the lessee. The properties leased to third parties are stated at cost less scheduled straight-line depreciation. A useful life of 33 years has been assumed. The market value of real estate leased to third parties, including reserve land, amounts to approximately € 24,676k (2004/2005: € 13,149k). The market values have been determined by independent experts in the overwhelming majority of cases. The valuations are in most cases based on the capitalized earnings power of the individual pieces of real estate on the open market at the reporting date on February 28, 2006.

Long-term assets which are available to the Group on the basis of financial leasing contracts have been reported in the balance sheet as property, plant and equipment amounting to € 2,343k (2004/2005: € 3,032k). These relate to rented buildings. Financial leasing contracts are generally concluded for a basic rental period of 10 to 20 years. At the end of the basic rental period, there is an option to extend the contract at least once for a period of 5 years. The leased assets act as security for the relevant leasing obligations.

In addition to financial leasing contracts, the HORNBACH-Baumarkt-AG Group has rental and leasing contracts for DIY store real estate which qualify as operating leasing contracts as a result of the assets leased being economically attributable to the lessor. The leasing contracts have non-terminable basic rental periods of 15 to 20 years and generally have rent prolongation or purchase options.
A sum of € 100,937k was reported as rental expenses, excluding ancillary expenses, resulting from operating leasing contracts in the 2005/2006 financial year (2004/2005: € 92,997k).

The real estate in question acts as security for bank loans in the form of registered land charges amounting to € 344,773k (2004/2005: € 402,802k).

Investment subsidies amounting to € 383k (2004/2005: € 0k) for plant and office equipment at the Vilshofen location were taken up by HORNBACH-Baumarkt-AG during the 2005/2006 financial year.

Depreciation of € 2,611k (2004/2005: € 0k) was reported during the current financial year for the real estate amounting to € 14,512k (2004/2005: € 0k) reclassified pursuant to IFRS 5 as short-term assets as of 2.28.2006.

(14) Financial assets

Financial assets showed the following developments during the 2004/2005 and 2005/2006 financial years:

€ 000s	Shares in affiliated companies	Investments	Investment securities	Advance payments for financial assets	Total
Cost of acquisition					
Balance at 3.1.2004	0	1	242	601	844
Disposals from reporting entity	604	0	0	0	604
Additions	0	0	0	3	3
Disposals	0	0	78	0	78
Reclassifications	604	0	0	-604	0
Balance at 2.28.2005	**0**	**1**	**164**	**0**	**165**
Balance at 3.1.2005	0	1	164	0	165
Disposals	0	0	63	0	63
Balance at 2.28.2006	**0**	**1**	**101**	**0**	**102**
Book value at 2.28.2006	**0**	**1**	**101**	**0**	**102**
Book value at 2.28.2005	0	1	164	0	165

No advance payments were made for financial assets in the 2005/2006 financial year. The advance payments made for financial assets in the previous year related to the acquisition of the real estate subsidiary BM Immobilien Omega GmbH. The shares in this subsidiary were acquired in full during the 2004/2005 financial year, and the company was included in the consolidated financial statements.

Of the financial assets, € 101k (2004/2005: € 164k) have been stated at fair value. All other financial assets have been stated at cost of acquisition in view of the fact that fair values cannot be reliably determined.

(15) Other long-term assets

Other long-term assets relate to deposits of € 1,670k (2004/2005: € 1,627k) paid as security for possible subsequent claims of the buyer to purchase price reductions. The deposits have a maximum term of 16 years. Moreover, this item also includes an advance payment of € 1,300k (2004/2005: € 0k) made for a piece of land and a guarantee for time account reinsurance in the event of insolvency amounting to € 165k (2004/2005: € 0k).

(16) Deferred taxes

Deferred taxes relate to the following items:

	2.28.2006		2.28.2005	
	Assets € 000s	Liabilities € 000s	Assets € 000s	Liabilities € 000s
Intangible assets and property plant and equipment	1,063	38,342	1,279	34,119
Inventories	-	4,400	338	3,079
Other short-term assets	-	109	54	171
Other provisions	3,184	-	4,622	-
Liabilities	1,044	4,198	1,212	4,057
Tax-free reserves	-	5,363	-	5,399
Losses carried forward	9,192	-	6,336	-
Consolidated balance sheet	**14,483**	**52,412**	**13,841**	**46,825**

(17) Inventories

	2.28.2006 € 000s	2.28.2005 € 000s
Auxiliary materials and supplies	2,343	2,035
Merchandise	502,815	432,171
Inventories (gross)	**505,158**	**434,206**
Less impairments	9,077	7,850
Inventories (net)	**496,081**	**426,356**
Book value of inventories valued at market value less disposal costs still to be incurred	30,076	22,064

(18) Accounts receivable and other assets

The accounts receivable and other assets of the Group are structured as follows:

	2.28.2006 € 000s	2.28.2005 € 000s
Receivables from sale of land	22,000	18,500
Receivables from credit notes for goods, inter alia	12,489	5,082
Receivables from credit card companies	5,578	4,933
Deferred charges and prepaid expenses	5,043	6,919
Receivables from damage claims	4,643	0
Accounts receivable	3,238	3,244
Receivables from affiliated companies	2,323	2,071
of which from shareholders	(7)	(1,723)
Receivables from the valuation of derivative financial instruments	1,518	81
Receivables from contractual penalties	759	666
Tax refund claims	475	35
Other assets	5,069	5,624
	63,135	**47,155**

Write-downs amounting to € 700k (2004/2005: € 658k) have been undertaken on accounts receivable.

As in the previous year, there are no major restrictions on ownership or disposition rights in respect of the other receivables and assets reported in the balance sheet.

Deferred charges and prepaid expenses mainly relate to advance payments for the maintenance of hardware and software and to insurance premiums paid. In the previous year, this item also included TV advertising time paid in advance for March 2005.

(19) Cash and cash equivalents

	2.28.2006 € 000s	2.28.2005 € 000s
Credit balances at banks	58,104	128,764
Checks and cash on hand	14,316	14,451
	72,420	**143,215**

(20) Long-term assets earmarked for sale

One DIY megastore with a garden center earmarked for sale, as well as three further pieces of land not required for operations, which are very likely to be sold in the coming financial year, have been reported under this item. These assets are allocated to the "Real Estate" segment.

(21) Shareholders' equity

The development of the shareholders' equity in the HORNBACH-Baumarkt-AG Group is shown in the change in shareholders' equity schedule for the 2004/2005 and 2005/2006 financial years.

(22) Share capital

As a result of the exercising of subscription rights in connection with the 1999 share option plan, a total of 102,490 new non-par ordinary shares in the company were issued during the 2005/2006 financial year in the form of a conditional capital increase (2004/2005: 86,330). The issuing of these new shares resulted in the share capital of the company rising by € 307,470.00 to its current level of € 45,600,960.00 (2004/2005: € 45,293,490.00). This is divided into 15,200,320 ordinary shares (2004/2005: 15,097,830).

The following provisions apply for the authorized and conditional capital:

The annual general meeting held on August 28, 2003 resolved to create new authorized capital I and authorized capital II in line with the following provisions:

The Board of Management is authorized, subject to the approval of the Supervisory Board of the company, to increase the share capital of the company by up to € 7,500,000 (nominal amount) by August 28, 2008 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash contributions (Authorized Capital I).

The Board of Management is authorized, subject to the approval of the Supervisory Board of the company, to increase the share capital of the company by up to € 15,000,000 (nominal amount) by August 28, 2008 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash or non-cash contributions (Authorized Capital II).

Total authorized capital therefore amounts to € 22,500,000.00. This corresponds to 49.34% (2004/2005: 49.68%) of the current share capital.

The conditional increase in the share capital for executing the 1997 share option plan on the basis of a resolution passed by the annual general meeting of August 28, 1997 – now amounting to € 565,500.00 – is still valid (Conditional Capital I). A sum of € 303,000.00 of Conditional Capital I can no longer be used in view of the fact that the subscription period for the convertible bond was from May 12 to June 6, 1997 and has therefore expired.

The annual general meeting held on August 26, 1999 resolved the creation of additional conditional capital up to a total nominal amount of € 4,500,000.00 by means of the issue of up to 1,500,000 ordinary shares. This capital is earmarked for the 1999 HORNBACH share option plan, details of which can be found under Note 34 (Conditional Capital II).

A total of 102,490 option rights (2004/2005: 86,330) with a nominal value of € 307,470.00 (2004/2005: € 258,990.00) were exercised during the 2005/2006 financial year. Accordingly, the level of conditional capital still available as of the balance sheet reporting date on February 28, 2006 amounted to € 3,933,540.00 (2004/2005: € 4,241,010.00).

Total conditional capital therefore amounts to € 4,196,040.00 (2004/2005: € 4,503,510.00). This corresponds to 9.2% (2004/2005: 9.9%) of the current share capital.

On the basis of the resolution passed by the Board of Management on October 10, 2005 (2004/2005: October 4, 2004), the employees of HORNBACH-Baumarkt-AG were offered employee shares. A total of 16,935 shares (2004/2005:17,175) were acquired at an average price of € 31.69 (2004/2005: € 26.00) and subsequently transferred to employees at a price of € 20.15 (2004/2005: € 17.00). The difference between purchase and disposal price was recorded with a corresponding impact on earnings.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on April 20, 2002 pursuant to Section 41 (3) of the German Securities Trading Act (WpHG): HORNBACH HOLDING AG, Bornheim/Pfalz, has notified us in accordance with Section 41 (2) Sentence 1 of the German Securities Trading Act (WpHG) that it held 80.29% of the voting rights in HORNBACH-Baumarkt-AG on April 1, 2002. These relate exclusively to its own voting rights.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on August 16, 2002 pursuant to Section 25 (1) of the German Securities Trading Act (WpHG): HORNBACH-Familien-Treuhandgesellschaft mbH, Annweiler am Trifels, has notified us in accordance with Section 21 (1) and Section 22 (1) of the German Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt AG exceeded the 5% threshold on August 6, 2002 and is now equivalent to 80.29%. These relate exclusively to voting rights allocable in accordance with Section 22 (1) No. 1 of the German Securities Trading Act (WpHG).

Furthermore, HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on October 16, 2002 pursuant to Section 25 (1) of the German Securities Trading Act (WpHG): Kingfisher plc, London/UK, has notified us in accordance with Section 21 (1) of the German Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on October 11, 2002.

With 826,924 shares, Kingfisher plc is now entitled to approximately 5.4% (2004/2005: 5.5%) of the voting rights in our company (826,924 ordinary shares). These relate exclusively to its own voting rights. Prior to its acquisition of the 826,924 voting rights, Kingfisher held no voting rights whatsoever in HORNBACH-Baumarkt-AG.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on May 30, 2003 pursuant to Section 25 (1) of the German Securities Trading Act (WpHG): Platinum Asset Management Ltd., Sydney/Australia, has notified us in accordance with Section 21 (1) of the German Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on May 27, 2003 and now amounts to approximately 5.51%. These relate exclusively to its own voting rights.

(23) Capital reserve

The capital reserve developed as follows:

	€ 000s
Balance at March 1, 2004	**122,495**
Exercising of option rights from the 1999 share option plan:	
1st tranche, 86,330 shares at a price of € 25.25	1,921
Valuation of share options pursuant to IFRS 2	
4th tranche	329
Balance at February 28, 2005	**124,745**
Exercising of option rights from the 1999 share option plan:	
1st tranche, 15,770 shares at a price of € 25.25	351
2nd tranche, 60,610 shares at a price of € 25.61	1,370
3rd tranche, 26,110 shares at a price of € 22.25	503
Access to the valuation of share options pursuant to IFRS 2	
4th tranche	243
Balance at February 28, 2006	**127,212**

The average price of the HORNBACH-Baumarkt-AG share in the 2005/2006 financial year amounted to € 31.89.

(24) Retained earnings

Retained earnings relate to "statutory reserves" and "revenue reserves", as well as cumulative earnings.

Of the retained earnings of HORNBACH-Baumarkt-AG, an unchanged total of € 1,022,583.76 constitutes statutory reserves.

Retained earnings also include foreign currency conversion differences amounting to € 4,568k (2004/2005: € 2,655k).

(25) Distributable earnings and dividends

The distributable amounts relate to the net earnings reported in the balance sheet of HORNBACH-Baumarkt-AG calculated in accordance with German commercial law.

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG will propose to the annual general meeting that, following the allocation of € 1,300,000 to other revenue reserves, the net earnings of € 13,304,706.56 reported in the balance sheet of HORNBACH-Baumarkt-AG as of February 28, 2006 be appropriated as follows:

	€
Dividend of € 0.87 each on 15,200,320 shares	13,224,278.40
Balance to be carried forward to the following year	80,428.16
	13,304,706.56

(26) Financial debt

Total short-term and long-term financial debt is structured as follows:

2005/2006 financial year € 000s	Short-term < 1 year	Maturities Long-term 1 to 5 years	> 5 years	Book Value 2.28.2006 Total	Fair Value 2.28.2006 Total
Bonds	0	184	240,634	240,818	259,559
of which convertible	(0)	(184)	(0)	(184)	
Liabilities to banks	102,561	91,727	74,681	268,969	272,457
Liabilities in connection with financial leasing contracts	606	662	1,685	2,953	3,150
Liabilities in connection with derivative financial instruments	2,797	0	0	2,797	2,797
Total	**105,964**	**92,573**	**317,000**	**515,537**	**537,963**

2004/2005 financial year € 000s	Short-term < 1 year	Maturities Long-term 1 to 5 years	> 5 years	Book Value 2.28.2005 Total	Fair Value 2.28.2005 Total
Bonds	0	188	239,411	239,599	260,563
of which convertible	(0)	(188)	(0)	(188)	
Liabilities to banks	35,947	168,435	90,603	294,985	301,371
Liabilities in connection with financial leasing contracts	796	1,090	1,867	3,753	4,006
Liabilities in connection with derivative financial instruments	3,325	0	0	3,325	3,325
Total	**40,068**	**169,713**	**331,881**	**541,662**	**569,265**

HORNBACH-Baumarkt-AG placed a paper with a volume of € 250m, a term of ten years and an interest coupon of 6.125% on the European capital market for corporate bonds in November 2004. This liability has been stated under long-term financial debt following the deduction of the related expenses of € 10,880k. The expenses arising in connection with the corporate bond have been distributed over the term of ten years using the effective interest method. The bond is linked to compliance with covenants customary to banks, such as the ratio of EBITDA to interest expenses. Non-compliance with the respective ratios or other obligations set out in the bond agreement may result in a premature repayment obligation. The company has so far complied with all such covenants.

The inflow of funds from the corporate bond was used to redeem the short-term financing facilities of the HORNBACH-Baumarkt-AG Group in full. The Group had no short-term financing facilities at the balance sheet reporting date on February 28, 2006. The short-term financial debt (< 1 year) amounting to € 106m relates to interest provisions (€ 7.3m), the short-term portion of long-term financing facilities (€ 95.9m), and to the valuation of derivative financial instruments (€ 2.8m).

Land charges amounting to € 344,773k (2004/2005: € 402,802k) have been registered as collateral for liabilities to banks.

The HORNBACH-Baumarkt-AG Group had credit lines amounting to € 220.6m on February 28, 2006 (2004/2005: € 220.0m). The unutilized credit lines amounted to € 216.8m (2004/2005: € 217.6m). In addition to the aforementioned multi-purpose credit lines, HORNBACH-Baumarkt-AG also has a special purpose credit line until July 20, 2006, on the basis of which an unsecured borrowers' note loan of € 80m may be issued with a floating interest rate and a term of five years. Furthermore, HORNBACH-Baumarkt-AG has credit lines for import credits amounting to USD 15.0m, of which USD 1.6m (2004/2005: USD 9.8m) had not been used at the balance sheet reporting date.

In addition to existing current account liabilities at normal market conditions and the bond issued in the 2004/2005 financial year, the Group also has medium and long-term liabilities to banks. These are *mostly fixed-interest loans and consist of the following items:*

2005/2006 financial year	Currency	% Interest Agreement (including swap)	Maturity	Amount 2.28.2006 € 000s
Loans	€	0.00 to 4.90	2006 to 2009	5,216
Mortgage loans	€	3.55 to 6.95	2006 to 2023	221,537
	CZK	5.08 to 7.98	2010 to 2018	34,954
				261,707

2004/2005 financial year	Currency	% Interest Agreement (including swap)	Maturity	Amount 2.28.2005 € 000s
Loans	€	0.5 to 4.9	2006 to 2009	4,491
Mortgage loans	€	3.75 to 7.72	2005 to 2023	245,820
	CZK	5.08 to 7.98	2010 to 2018	36,733
				287,044

The variable interest rates of swapped mortgage loans charge interest at the 3 month EUR-Libor, the 6 month EUR Libor, the 3 month Euribor and the 6 month Euribor. The swap margins range from 0.30 to 0.75 basis points (2004/2005: 0.30 to 0.75).

Transition of future leasing payments to the liabilities from financial leasing contracts:

2005/2006 financial year € 000s	< 1 year	Maturities 1 to 5 years	> 5 years	Total
Liabilities from financial leasing contracts	606	662	1,685	**2,953**
Interest component	179	545	430	**1,154**
Total leasing payments to be made in future	785	1,207	2,115	**4,107**

2004/2005 financial year € 000s	< 1 year	Maturities 1 to 5 years	> 5 years	Total
Liabilities from financial leasing contracts	796	1,090	1,867	**3,753**
Interest component	230	601	549	**1,380**
Total leasing payments to be made in future	1,026	1,691	2,416	**5,133**

(27) Pensions and similar obligations

As a result of legal requirements in individual countries, the HORNBACH-Baumarkt-AG Group has obligations relating to defined benefit and defined contribution pension plans.

Pension commitments in the Netherlands have been accounted for as defined contribution plans, given that the information required to account for these plans as defined benefit plans was not available.

Apart from the contributions, the defined contribution plans do not involve any further obligations on the part of the HORNBACH-Baumarkt-AG Group. The total of all defined contribution pension expenses amounted to € 20,818k in the 2005/2006 financial year (2004/2005: € 20,008k).

In the case of defined benefit plans, a distinction is made between pension plans financed by provisions and those financed by funds. The HORNBACH-Baumarkt-AG Group only has one fund-financed pension plan which is financed via an external pension provider. This pension plan is attributable to legal requirements in Switzerland.

As a result of contractual and legal amendments to the pension commitments in Switzerland at the end of the financial year, these commitments have been stated for the first time in accordance with the regulations governing defined benefit pension plans.

	2.28.2006 € 000s
Present value of pension obligation	11,404
Fair value of plan assets	7,934
Provision for pension commitments	**3,470**

As a result of the amendment to the plan at the end of the financial year, the entire amount of the provision has been recorded with a corresponding impact on earnings in the following income statement items for the "DIY Stores" segment.

	2005/2006 € 000s
Selling and store expenses	3,102
General and administration expenses	368
	3,470

The calculation has been based on the following actuarial assumptions:

	2005/2006
Discount interest rate	2.7%
Expected return on plan assets	3.0%
Future salary increases	1.5%
Future pension increases	0.5%

(28) Other long-term liabilities

Other long-term liabilities are structured as follows:

	2.28.2006 € 000s	2.28.2005 € 000s
Liabilities	394	1,324
Accruals	5,901	6,498
Other personnel-related provisions	4,997	4,340
	11,292	**12,162**

The liabilities mainly relate to a valuation of the HORNBACH phantom stock plan amounting to € 291k (2004/2005: € 197k). In the previous year, this item also included a remaining purchase price liability of € 1,022k, including interest, for the BM Immobilien Omega GmbH subsidiary.

The accruals were taken in connection with the amounts paid by HORNBACH Immobilien AG as settlement for the damages sustained by HORNBACH-Baumarkt-AG in connection with the termination of existing rental agreements and the conclusion of new rental agreements with an increased rent and the assumption of maintenance expenses. The accrual item established for this purpose is being written back to earnings over the outstanding term of the original rental agreements (18 years).

Other long-term personnel-related provisions mainly relate to part-time early retirement and to the statutory reserve required in Austria to cover potential claims on the part of employees in the event of their leaving the company.

The provisions for part-time early retirement mainly relate to the part-time early retirement agreements concluded by HORNBACH-Baumarkt-AG in the 2004/2005 financial year. The work undertaken by part-time early retirees is performed within the framework of a so-called block model. Provisions amounting to € 2,615k (2004/2005: € 2,196k) have been taken to cover the performance backlog up to the reporting date and for top-up payments. The provisions were calculated by an expert consultant on the basis of the 2005 G mortality tables published by Heubeck-Richttafel-GmbH and an unchanged discount rate of 3.35% p.a. Moreover, provisions of € 129k (2004/2005: € 98k) were taken to cover part-time early retirement obligations in Austria.

(29) Accounts payable and other liabilities

	2.28.2006 € 000s	2.28.2005 € 000s
Advance payments received for orders	5,803	3,902
Accounts payable	176,940	162,353
Liabilities to affiliated companies	3,117	2,823
of which: to shareholders	(2,093)	(2,771)
Other liabilities	43,137	45,148
of which: taxation	(14,332)	(14,013)
of which: social security contributions	(7,088)	(7,654)
	228,997	**214,226**

As in the previous year, all accounts payable and other liabilities have an outstanding term of less than one year.

Accounts payable are secured by reservations of title to the customary extent.

Taxation liabilities include amounts for which the individual group companies are liable. Liabilities for social security contributions mainly include contributions yet to be remitted to the social security funds. Other liabilities mainly include amounts due for outstanding invoices and liabilities relating to salary payments to employees.

(30) Taxation and other provisions

Provisions showed the following developments during the 2005/2006 financial year:

Type of Provision € 000s	Opening Balance 3.1.2005	Changes to Reporting Entity	Foreign Currency Conversion	Utilized	Released	Added	Closing Balance 2.28.2006
Tax provisions	**12,660**	**-38**	**163**	**8,920**	**63**	**11,563**	**15,365**
Other provisions							
Personnel expenses	34,831	0	-15	29,411	998	31,417	35,824
of which: long-term	(4,340)	(0)	(0)	(455)	(32)	(1,144)	(4,997)
Other	17,194	-10	-6	6,014	5,699	7,282	12,747
	52,025	**-10**	**-21**	**35,425**	**6,697**	**38,699**	**48,571**
Total	**64,685**	**-48**	**142**	**44,345**	**6,760**	**50,262**	**63,936**

Tax provisions

Tax provisions include provisions for current income taxes and for miscellaneous taxes. Current income tax provisions are offset against corresponding income tax refund claims, provided that they relate to the same tax authority and are identical as far as their type and their due date are concerned. Tax provisions for current income taxes mainly relate to corporate income tax (including the solidarity surcharge) and to trade tax.

Reference is made to Note 16 with regard to the deferred taxes capitalized under a special item.

Other provisions

Provisions for personnel expenses mainly relate to outstanding holiday entitlements, overtime, holiday pay, Christmas bonuses, employee bonuses, disabled persons levy, and pension contributions.

Other provisions mainly relate to gas, water, electricity, year-end expenses, litigation expenses, insurance expenses, warranty costs, and provisions for disadvantageous contracts.

The provisions for personnel expenses include long-term provisions amounting to € 4,977k (2004/2005: € 4,340k). More detailed information has been provided in this respect under Note 28. As in the previous year, all taxation and other provisions reported here have an outstanding term of less than one year.

(31) Other financial obligations

2005/2006 financial year € million	**< 1 year**	**Maturities 1 to 5 years**	**> 5 years**	**2.28.2006 Total**
Purchase obligations for capital expenditures	24.9	0.0	0.0	24.9
Obligations under rental, hiring, leasehold and leasing contracts	111.8	390.3	690.0	1,192.1
Other financial obligations	2.0	0.0	0.0	2.0
	138.7	**390.3**	**690.0**	**1,219.0**

2004/2005 financial year € million	**< 1 year**	**Maturities 1 to 5 years**	**> 5 years**	**2.28.2005 Total**
Purchase obligations for capital expenditures	57.2	0.0	0.0	57.2
Obligations under rental, hiring, leasehold and leasing contracts	96.8	339.4	587.8	1,024.0
Other financial obligations	0.9	0.0	0.0	0.9
	154.9	**339.4**	**587.8**	**1,082.1**

Furthermore, there is a mutual offer right relating to a leasing contract for an Austrian DIY store with a garden center with a sales area of 11,825 m^2.

The obligations resulting from rental, hiring, leasehold and leasing contracts relate exclusively to those rental contracts in which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the rented assets pursuant to IFRS regulations (Operating Lease). Rental agreements mainly relate to DIY stores in Germany and at foreign locations. The terms of the rental agreements range from 15 to 20 years, and there are subsequent rental prolongation options at market value. The respective agreements include rent adjustment clauses.

(32) Future income from rental and leasing contracts

Future income from rental and leasing contracts is as follows:

2005/2006 financial year € 000s	Short-term < 1 year	Maturities Long-term 1 to 5 years	> 5 years	Total
Rental income				
Third parties	786	3,050	2,007	**5,843**

2004/2005 financial year € 000s	Short-term < 1 year	Maturities Long-term 1 to 5 years	> 5 years	Total
Rental income				
Third parties	774	3,067	2,750	**6,591**

The rental income results from the letting of retail real estate. In most cases, the rental contracts have terms of between 5 and 15 years.

Expenses amounting to € 487k (2004/2005: € 382k) were incurred in connection with the letting of properties to third parties during the year under report.

(33) Legal disputes

HORNBACH-Baumarkt-AG does not anticipate that it or any of its group companies will be involved in current or foreseeable court or arbitration proceedings which could have a material effect on the economic situation of the Group. Moreover, appropriate provisions have been taken or appropriate insurance benefits are anticipated for any financial charges in connection with other legal or arbitration proceedings involving the group companies. Such charges are therefore not expected to have any significant impact on the financial position of the Group.

In the previous year, additional risks had emerged as of February 28, 2005 in connection with possible disputes in respect of patent law. While any recourse to HORNBACH-Baumarkt-AG in this respect was not deemed likely, the possibility could not be completely excluded. The potential recourse amounted to € 13.3m as of the balance sheet reporting date on February 28, 2005. In the event of any recourse in this matter, HORNBACH-Baumarkt-AG has possible reimbursement claims in the same amount. As of the balance sheet reporting date on February 28, 2006 the legal dispute concerning this matter was no longer expected. The possibility of any recourse can therefore be almost completely excluded.

(34) Financial instruments

Financial instruments are financial transactions based on contracts involving a claim to payment. In line with IAS 32 "Financial Instruments: Disclosure and Presentation", these include primary financial instruments on the one hand, such as accounts receivable and payable, as well as financial claims and financial liabilities. On the other hand, they also include derivative financial instruments, such as options, forward exchange transactions, interest rate swaps, and currency swaps.

The volume of primary financial instruments can be seen in the balance sheet. In line with IAS 39 "Financial Instruments: Recognition and Measurement", asset-side financial instruments are stated at cost of acquisition or at fair value. Financial instruments which constitute liabilities are stated at their updated cost of acquisition. Shares in non-consolidated subsidiaries and shareholdings are also regarded as "financial assets available for sale", but they are generally valued at cost of acquisition in view of the fact that there is no active market for these companies and that their respective fair values cannot be reliably determined without disproportionate expense. Lower attributable values are stated in the event of there being indications to this effect.

Derivative financial instruments

Derivative financial instruments, such as forward exchange transactions, interest limitation agreements (caps), and interest rate swaps, are used to hedge exchange rate and interest risks. Derivative financial instruments are initially stated at cost of acquisition and subsequently reported at fair value. In line with our risk principles, no derivative financial instruments are held for trading purposes.

The fair values of forward exchange transactions (including the embedded forward exchange transaction) and foreign currency options are determined on the balance sheet reporting date on the basis of market conditions. The fair value of interest rate swaps on the balance sheet reporting date is determined by the financial institutions with which the swaps were concluded.

The following table provides an overview of the derivative financial transactions on the balance sheet reporting date together with their nominal and fair values.

At the same time, the values of opposing transactions, such as foreign exchange purchases or sales, are shown on a net basis. Nominal value totals are shown in the nominal value line without the offsetting of any opposing transactions.

Derivative financial instruments: 2005/2006 financial year	Interest Limitation Agreements	Forward Exchange Transactions	Interest Swaps	Total
Nominal value in € 000s	4,261	37,322	120,860	162,443
Fair value in € 000s (before deferred taxes)	0	248	-1,526	-1,278

Derivative financial instruments: 2004/2005 financial year	Interest Limitation Agreements	Forward Exchange Transactions	Interest Swaps	Total
Nominal value in € 000s	7,101	3,017	44,542	54,660
Fair value in € 000s (before deferred taxes)	0	-26	-3,299	-3,325

Accounting for hedging transactions

Hedging transactions act as a safeguard against the interest and currency risks associated with an underlying transaction. The risk of variable interest payments is mainly hedged by means of swaps which convert the variable interest payment into a fixed interest payment. The currency risk of future transactions, such as the purchase of goods in the Far East using US dollars, is hedged by means of forward exchange transactions. Hedging transactions are mainly deployed for currency risks relating to future transactions which are expected within a period of one year. The fair value of cash flow hedging transactions is shown in the balance sheet as an asset or liability and, to the extent that the conditions governing the statement of hedging transactions are met, is reported as an opposing item in revenue reserves taking account of deferred taxes and only recorded as having an effect on earnings when the payment has actually materialized.

Risks of financial instruments

Currency risk

Currency risks, i.e. the potential reduction in value of a financial instrument on account of changes in foreign exchange rates, particularly apply wherever accounts receivable and accounts payable exist in a currency different from the local currency of the company, or will exist in the scheduled course of business.

The company is exposed to foreign currency risks. These risks derive from the purchase of goods in the Far East using US dollars, with the corresponding sales mainly being denominated in European currencies.

The company deploys forward exchange transactions to manage its foreign currency risks. The risks arising from operating activities are systematically recorded and analyzed. Decisions are taken on a regular basis as to the scope of hedging deals.

The fair value of forward exchange transactions, including embedded forward exchange transactions, amounted to € 248k as of February 28, 2006 (2004/2005: € 55k). Of this amount, € 313k (2004/2005: € 81k) has been stated as other assets and € 65k (2004/2005: € 26k) as other liabilities.

Interest risk

At the end of the year, the Group was principally financed by a euro bond amounting to € 250,000k and by long-term fixed interest euro loans amounting to € 226,753k (2004/2005: € 250,311k) and long-term CZK loans amounting to € 34,954k (2004/2005: € 36,733k). The interest structure of the variable interest-bearing loans denominated in euros has been modified using derivative financial instruments. At the end of the 2005/2006 financial year, the Group had interest rate swaps amounting to € 120,860k (2004/2005: € 44,542k), with which a transformation from variable interest commitments to fixed interest commitments was achieved. The market value of the interest rate swaps amounted to € -1,526k on February 28, 2006 (2004/2005: € -3,299k). Of this amount, € 1,205k (2004/2005: € 0k) is reported under other assets and € 2,731k (2004/2005: € -3,299k) under financial debt. The terms of the interest rate swaps are coordinated with the terms of the loans.

The fair values of the above-mentioned interest rate swaps which meet the requirements of IAS 39 with regard to hedge accounting amounted to € -2,509k on February 28, 2006 (€ -1,732k after deferred taxes). The fair value of the interest rate swaps as of February 28, 2005 had amounted to € -2,855k (€ -1,932k after deferred taxes). The changes in the fair values are recorded under shareholders' equity.

The change in the fair value of two interest rate swaps (2004/2005: one) not meeting the requirements of IAS 39 with regard to hedge accounting has been directly recorded in the income statement at € 1,426k (€ 884k after deferred taxes). In the previous year, fair value changes amounting to € 355k (€ 220k after deferred taxes) were recorded in the income statement.

Credit risk involves the risk that a contractual party is unable to comply in part or in full with the obligations entered into upon the conclusion of a financial instrument. The credit risk of the Group is limited to the extent that financial assets and derivative financial instruments are concluded as far as possible with contractual parties of excellent credit standing. Moreover, transactions with individual contractual partners are subject to a maximum limit. The maximum credit risk is equivalent to the book value of the financial assets.

(35) Share option plans

1997 share option plan

As part of a share option plan for its employees, the company issued convertible bonds (then denominated in DM) in the 1997/1998 financial year with the following conditions:

Term:	10 years (July 1, 1997 to June 30, 2007)
Interest:	5.6% p.a.

The convertible bonds entitle their holders to acquire shares in HORNBACH-Baumarkt-AG at a ratio of 1:1 (DM 2,500.00 convertible bonds in 500 shares with a face value of DM 5.00) by making a payment of DM 52.40 (€ 26.79) per share. The conversion price therefore amounts to DM 57.40 (€ 29.35).

Exercise hurdle:	The cash price of the share must be at least 20% higher than the conversion price (base price) on the day before the conversion is executed, i.e. DM 68.88 (€ 35.22).
Disposition restriction:	The convertible bond and the resultant right are restricted to the person entitled to make the subscription and therefore may not be transferred, encumbered or pledged.
Conversion date:	Two fixed conversion periods of 3 weeks each are envisaged for each calendar year for exercising the conversion right. These periods commence on the third banking day after the annual general meeting and on the third banking day after the publication of the nine-month report (mid-December of each year).

The beneficiaries of the share option plan were permitted to subscribe for nominal amounts of DM 2,500, DM 5,000 or DM 7,500 of the convertible bond.

The following conditions of conversion also apply:

Latest exercise date:	14 days before the end of the term
Holding period of the shares:	None
Lapse of the conversion right:	Upon termination of the employment contract, three years after retirement, three years after the death of the beneficiary. The convertible bonds are due for repayment when the conversion right lapses.

Subscription rights to 72,000 shares (2004/2005: 73,500) may still be acquired from the convertible bonds issued in the 1997/1998 financial year within the scope of the share option plan for employees.

As in the previous year, no bonds were converted into shares during the 2005/2006 financial year. An amount of € 4k (2004/2005: € 0k) was repaid to employees who had left the company.

1999 share option plan

The annual general meeting of HORNBACH-Baumarkt-AG held on August 26, 1999 established a share option plan with the following principal features:

Subscription beneficiaries

A maximum of 1,500,000 subscription rights may be issued during the four-year term of the share option plan. Within this total, the following maximum allocations apply to the following groups:

		Number of Rights
Group 1:	Members of the Board of Management of HORNBACH-Baumarkt-AG	128,000
Group 2:	Members of managerial tiers below the Board of Management	1,100,000
Group 3:	Managing Directors of domestic and foreign subsidiaries	52,000
Group 4:	Members of managerial tiers below the Managing Directors at domestic and foreign subsidiaries	220,000
		1,500,000

Tranches and acquisition periods

Four annual tranches are issued during the respective term. These are issued within two months of the announcement of the company earnings for the third quarter of the financial year. The issue date for the tranches is therefore the date of the corresponding resolution on the issue by the Board of Management or the Supervisory Board.

Qualifying period and exercise period

The qualifying period amounts to two years following the issue of each tranche. After two years, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends seven years after the issue of the final tranche.

Subscription price

The subscription price is based on the average closing rate of the share in trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right.

Exercise hurdle and exercise window

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG in floor trading exceeds the subscription price, which ranges from € 22.25 to € 29.86 depending on the tranche in question, by at least 30%.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those contained in the German Securities Trading Act (WpHG).

Non-transferability and employment relationship

The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2005/2006 financial year on account of the acquisition period having expired.

The total number of subscription rights issued, including the options converted during the 2005/2006 financial year and the subscriptions of employees who have left the company or which have changed hands, was as follows:

2005/2006	2.28.2005 Number	Exercised Number	Lapsed Number	2.28.2006 Number
To members of Group 1:	78,300	-7,200	0	71,100
To members of Group 2:	739,530	-70,290	-23,560	645,680
To members of Group 3:	37,200	-4,800	-2,000	30,400
To members of Group 4:	137,000	-20,200	-1,120	115,680
	992,030	**-102,490**	**-26,680**	**862,860**

2004/2005	2.28.2004 Number	Exercised Number	Lapsed Number	2.28.2005 Number
To members of Group 1:	85,500	-2,700	-4,500	78,300
To members of Group 2:	843,800	-67,870	-36,400	739,530
To members of Group 3:	40,000	-2,800	0	37,200
To members of Group 4:	183,800	-12,960	-33,840	137,000
	1,153,100	**-86,330**	**-74,740**	**992,030**

The fourth tranche of the 1999 share option plan has been valued and accounted for in accordance with IFRS 2 "Share-based Payment". The arithmetical value per share option for the fourth tranche of options issued during the 2002/2003 financial year amounts to € 3.89 per share option. This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. The exercise price of the share options amounts to € 22.25. Expenses of € 243k have been accounted for in connection with the valuation of the share option plan in the 2005/2006 financial year (2004/2005: € 329k) and correspondingly recorded under shareholders' equity.

The total number of rights in this tranche showed the following developments in the 2005/2006 financial year:

2005/2006	2.28.2005 Number	Exercised Number	Lapsed Number	2.28.2006 Number
To members of Group 1:	22,500	-900	0	21,600
To members of Group 2:	252,000	-23,610	-7,240	221,150
To members of Group 3:	12,000	-1,600	0	10,400
	286,500	**-26,110**	**-7,240**	**253,150**

2004/2005	2.28.2004 Number	Exercised Number	Lapsed Number	2.28.2005 Number
To members of Group 1:	22,500	0	0	22,500
To members of Group 2:	265,200	0	-13,200	252,000
To members of Group 3:	12,000	0	0	12,000
	299,700	**0**	**-13,200**	**286,500**

2003 phantom stock plan

On the basis of its resolution dated July 7, 2003, the Board of Management of HORNBACH-Baumarkt-AG adopted a phantom stock plan in order to avoid any disadvantaging of members of managerial tiers below the managing directors at domestic and foreign subsidiaries (Group 4 of the 1999 share option plan). The introduction of the 2003 phantom stock plan is intended to provide such employees with the opportunity of also participating in the final tranche of the 1999 share option plan in a comparable manner in terms of the economic outcome.

The value of the option rights is directly dependent on the performance of the share of HORNBACH-Baumarkt-AG, but is exclusively based on the payment of a cash amount. The direct acquisition of shares, as provided for in the 1999 share option plan, is not possible (cash-settled share-based payment).

Subscription beneficiaries and issue date

A total of 108,400 option rights were issued in one tranche on July 7, 2003 for members of managerial tiers below the managing directors at domestic and foreign subsidiaries.

Qualifying period and exercise period

The option rights may only be exercised following the conclusion of a qualifying period beginning on the issue date and expiring on February 3, 2005. Following the conclusion of the qualifying period, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends on February 3, 2010.

Subscription price

The subscription price is based on the average closing rate of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right and amounts to € 22.25.

Exercise hurdle and exercise window

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG in floor trading exceeds the subscription price by at least 30%.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those contained in the German Securities Trading Act (WpHG).

Non-transferability and employment relationship

The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, as a result of the acquisition period having expired, no more subscription rights were issued during the 2005/2006 financial year.

The options showed the following developments:

	2005/2006 Number	2004/2005 Number
Total at beginning of financial year	96,000	106,800
Lapsed options	-4,840	-10,800
Exercised options	-10,060	0
Total at balance sheet reporting date	**81,100**	**96,000**

At the reporting date on February 28, 2006, the option was valued at an amount of € 9.89 (2004/2005: € 12.26). This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. Expenses of € 94k have been recorded in connection with the valuation of the share option plan in the 2005/2006 financial year (2004/2005: € 197k).

(36) Relationships with closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG has direct or indirect relationships with affiliated companies in the course of its customary business activities. These include the parent company HORNBACH HOLDING AG and its direct and indirect subsidiaries.

The affiliated companies are as follows:
HORNBACH-Familien-Treuhandgesellschaft mbH

Parent company
HORNBACH HOLDING AG

Associate companies
HORNBACH Immobilien AG
HORNBACH Baustoff Union GmbH

Subsidiaries and sub-subsidiaries of associate companies

Union Bauzentrum Hornbach (Bornheim) GmbH
Ruhland-Kallenborn & Co. GmbH
Ruhland-Kallenborn Grundstücksverwaltungsgesellschaft mbH
Robert Röhlinger GmbH
Bauwerk Zentrum für´s Bauen GmbH, (previously: Robert Röhlinger Bauwerk GmbH) until December 15, 2005
Etablissements Camille Holtz et Cie S.A., Phalsbourg/France
HIAG Immobilien Beta GmbH
HIAG Immobilien Gamma GmbH
HIAG Immobilien Delta GmbH
HIAG Immobilien Jota GmbH
HIAG Fastigheter i Göteborg AB
HIAG Fastigheter i Helsingborg AB
HIAG Fastigheter i Stockholm AB
HIAG Fastigheter i Göteborg Syd AB
HIAG Eiendom i Lier AS
HY Immobilien Ypsilon GmbH
HN Immobilien Ny GmbH
HX Immobilien Xi GmbH

HO Immobilien Omega GmbH
HR Immobilien Rho GmbH
HC Immobilien Chi GmbH
HM Immobilien My GmbH
HORNBACH Real Estate Nederland B.V.
HORNBACH Immobilien HK s.r.o.

HORNBACH Immobilien SK-BW s.r.o.
HORNBACH Imobiliare SRL
Reiterer Immobiliengesellschaft mbH
SULFAT GmbH & Co. Objekt Bamberg KG
SULFAT GmbH & Co. Objekt Düren KG
SULFAT GmbH & Co. Objekt Saarbrücken KG

The following principal transactions were executed with the affiliated companies:

	2.28.2006 € 000s	2.28.2005 € 000s
Rent and ancillary costs for rented DIY stores with garden centers	42,705	40,417
Interest charge for group financing	376	548
Allocations paid for administration expenses	2,336	2,053
Allocations received for administration expenses	1,770	1,752
Deliveries and services to HORNBACH HOLDING AG and its subsidiaries	514	772

At February 28, 2006, there were receivables amounting to € 2,323k (2004/2005: € 2,071k) due from and payables amounting to € 3,117k (2004/2005: € 2,823k) due to HORNBACH HOLDING AG and its subsidiaries. All transactions are undertaken at normal market prices and with customary delivery conditions.

During the 2005/2006 financial year, HL Immobilien Lambda GmbH acquired a piece of land at a market value of € 903k from HN Immobilien Ny GmbH. In the previous year, HORNBACH-Baumarkt-AG sold a piece of land acquired during the 2004/2005 financial year at a cost of acquisition amounting to € 1,009k to HORNBACH Immobilien AG.

HORNBACH HOLDING AG has provided guarantee declarations for liabilities of HORNBACH-Baumarkt-AG amounting to € 53.0m (2004/2005: € 60.3m). Guarantee fees of € 271k (2004/2005: € 280k) were recorded as expenses in this respect during the year under report.

The Supervisory Board members and former longstanding members of the Board of Management, Messrs. Albert Wilhelm Hornbach and Otmar Hornbach, are continuing to put their extensive experience at the disposal of the company within the framework of a consulting contract. Their advisory services are remunerated by means of a symbolic amount of one euro each per month.

(37) Events subsequent to the balance sheet reporting date

A DIY megastore with a garden center in Germany was sold for a price of € 18.0m and rented back on a long-term basis at the beginning of the 2006/2007 financial year. The disposal generated a profit of € 5.6m.

The Lafiora garden centers in Ludwigshafen and Germersheim are scheduled to be closed at the end of the spring season on May 31, 2006.

The Supervisory Board will pass resolution on the approval of the consolidated financial statements for publication at its meeting on May 17, 2006.

(38) Supervisory Board and Board of Management

The following persons were **members of the Board of Management** in the 2005/2006 financial year:

Steffen Hornbach, Graduate in Engineering — Chairman

Dr. Bernd Lübcke, Graduate in Mathematics — until March 31, 2006

Roland Pelka, Graduate in Business Administration

Bernd Rob, Graduate in Business Administration — until September 30, 2005

Jürgen Schröcker, Graduate in Business Administration

Manfred Valder, Businessman

The total remuneration paid to the Board of Management of HORNBACH-Baumarkt-AG for performing their duties for the Group amounted to € 2,151k in the 2005/2006 financial year (2004/2005: € 2,632k). Of the aforesaid amount, € 1,103k (2004/2005: € 1,073k) related to fixed remuneration and € 1,048k (2004/2005: € 1,559k) to performance-related components. The members of the Board of Management owned a total of 19,940 shares in HORNBACH-Baumarkt-AG at the reporting date on February 28, 2006 (2004/2005: 21,767). Former members of the Board of Management were paid remuneration amounting to € 1,189k (2004/2005: € 0) during the 2005/2006 financial year in connection with the termination of their activities at the company.

The following persons were **members of the Supervisory Board** in the 2005/2006 financial year:

As representatives of the shareholders:

Gerhard Wolf — Chairman
Graduate in Business Administration, Worms

Dr. Wolfgang Rupf — Deputy Chairman
Director
AKV Altkönig Verwaltungs GmbH
Königstein

Albert Wilhelm Hornbach
Director
HORNBACH Familien-Treuhandgesellschaft mbH
Annweiler am Trifels

Albrecht Hornbach
Chairman of the Board of Management
HORNBACH HOLDING AG
Neustadt an der Weinstrasse

Otmar Hornbach — until September 1, 2005
Director
HORNBACH Familien-Treuhandgesellschaft mbH
Annweiler am Trifels

William John Whiting — until June 18, 2005
Company Director
Kingfisher plc
London

Paul Worthington — since September 1, 2005
Group Commercial Director
Kingfisher plc
London

Prof. Dr.-Ing. Jens P. Wulfsberg — since September 1, 2005
Professor of Production Technology
Universität der Bundeswehr, Hamburg

As representatives of the employees:

Rudolf Helfer — First Deputy Chairman - for salaried employees -
Senior Specialist for Occupational Safety

Kerstin Heidtke — - for salaried employees -
Sales Assistant
Saarbrücken Store

Christian Lilie — - for managerial employees -
District Manager
Germany South Region

Johannes Otto — - for the trade unions -
Assistant Store Manager
Schwetzingen Store

Ralf Puley — - for salaried employees -
Assistant Store Manager
Wuppertal Store

Dirk Reimers — - for the trade unions -
Trade Union Secretary
ver.di, Mainz

The remuneration of the members of the Supervisory Board totaled € 172k in 2005/2006 financial year. Of this sum, € 77k related to the basic remuneration, € 69k to performance-related remuneration and € 26k to committee activities. The members of the Supervisory Board owned a total of 32,265 shares in HORNBACH-Baumarkt-AG on the balance sheet reporting date (2004/2005: 68,162).

The current term in office of all members of the Supervisory Board expires upon the conclusion of the annual general meeting releasing them from responsibility for the 2007/2008 financial year.

Mandates in supervisory boards and other control bodies

(Disclosures pursuant to Section 285 No. 10 of the German Commercial Code - HGB)

Members of the Supervisory Board of HORNBACH-Baumarkt-AG

a) Membership of statutory supervisory boards
b) Membership of comparable control bodies

Gerhard Wolf
a) HORNBACH HOLDING AG (Chairman)
K+S Aktiengesellschaft (Chairman)
Kali und Salz GmbH (Chairman)

Dr. Wolfgang Rupf
a) HORNBACH HOLDING AG (Deputy Chairman)
GC Corporate Finance AG (Member)
PEIKER acoustic GmbH & Co KG (Member) until December 31, 2005

Albert Wilhelm Hornbach
a) HORNBACH HOLDING AG (Member)
WASGAU Produktions & Handels AG (Member) until July 20, 2005

Albrecht Hornbach
a) WASGAU Produktions & Handels AG (Member) since July 20, 2005

Otmar Hornbach
a) HORNBACH Immobilien AG (Chairman)
WASGAU Produktions & Handels AG (Deputy Chairman)
HORNBACH HOLDING AG (Member) until September 2, 2005

Dirk Reimers
b) Metro C+C GmbH (Member)

William John Whiting
b) B&Q International Co. Ltd
B&Q Ireland Ltd
B&Q Taiwan
Koçtas Yapi Marketleri Ticaret AS
Pescador SARL

Paul Worthington
b) Kingfisher Asia Ltd. (Member)
Kingfisher Brands Ltd. (Member)

a) Membership of statutory supervisory boards
b) Membership of comparable control bodies

Roland Pelka
a) WASGAU Produktions & Handels AG (Member)

Bernd Rob
a) HORNBACH Immobilien AG (Deputy Chairman) until October 31, 2005

Jürgen Schröcker
a) HORNBACH Immobilien AG (Deputy Chairman) since November 1, 2005
b) Poco Holding GmbH (Member)

Manfred Valder
a) HORNBACH Immobilien AG (Member)

Bornheim, April 26, 2006

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach   Roland Pelka

Jürgen Schröcker   Manfred Valder

Auditor's Report

We have audited the consolidated financial statements prepared by Hornbach-Baumarkt-AG, Bornheim bei Landau/Pfalz, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the Group Management Report for the business year from March 1, 2005 to February 28, 2006. The preparation of the consolidated financial statements and the Group Management Report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a section 1 HGB are the responsibility of the parent company's Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group Management Report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB (Handelsgesetzbuch „German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group Management Report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group Management Report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements and Group Management Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a section 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group Management Report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, April 27, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Laubach
German Public Auditor

Wienand-Bayer
German Public Auditor

Have a look at our homepage!

WWW.HORNBACH.COM


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